$1,200,000,000
CREDIT AGREEMENT
among
PRECISION DRILLING TRUST,
as a Guarantor,
PRECISION DRILLING CORPORATION,
as Borrower,
The Several Lenders from Time to Time Parties Hereto,
HSBC BANK CANADA and
THE TORONTO-DOMINION BANK,
as Co-Documentation Agents,
DEUTSCHE BANK SECURITIES INC.,
as Syndication Agent,
and
ROYAL BANK OF CANADA,
as Administrative Agent
Dated as of December 23, 2008

RBC CAPITAL MARKETS* and DEUTSCHE BANK SECURITIES INC.,
as Joint Lead Arrangers and Joint Bookrunners

*	RBC Capital Markets is the global brand name for the corporate and investment banking businesses of Royal Bank of Canada and its affiliates.

i

SCHEDULES:

1.1A	Commitments
1.1B	Excluded Subsidiaries
1.1C	Specified Operating Facilities
2.6(b)	Power of Attorney Terms – Bankers’ Acceptances
5.4	Consents, Authorizations, Filings and Notices
5.6	Litigation
5.9	Intellectual Property
5.16	Subsidiaries
5.18	Environmental Matters
5.20(a)	UCC Filing Jurisdictions
5.20(b)	Material Real Property
5.20(c)	PPSA Filing Jurisdictions
8.2(d)	Existing Indebtedness
8.3(f)	Existing Liens
8.8(l)	Existing Investments
8.15	Existing Agreements Restricting Subsidiary Distributions
8.17	Material Contracts
EXHIBITS:

A-1	Form of US Guarantee and Collateral Agreement
A-2	Form of Canadian Collateral Agreement
B	Form of Compliance Certificate
C	Form of Closing Certificate
D	Form of Assignment and Assumption
E-1	Form of Legal Opinion of Bennett Jones LLP
E-2	Form of Legal Opinion of Mayer Brown LLP
E-3	Form of Legal Opinion of General Counsel
F	Form of Prepayment Option Notice
G	Form of Exemption Certificate
H	Form of Lender Joinder Agreement
I	Form of Borrower Joinder Agreement
J	Form of Market Disruption Notice

v

          CREDIT AGREEMENT (this “Agreement”), dated as of December 23, 2008, among PRECISION DRILLING TRUST, an Alberta unincorporated open-ended investment trust (“Holdings”), PRECISION DRILLING CORPORATION, a corporation amalgamated under the laws of the Province of Alberta (the “Borrower”), the several banks and other financial institutions or entities from time to time parties to this Agreement (the “Lenders”), HSBC BANK CANADA and THE TORONTO-DOMINION BANK, as co-documentation agents (in such capacity, the “Co-Documentation Agents”), DEUTSCHE BANK SECURITIES INC., as syndication agent (in such capacity, the “Syndication Agent”), and ROYAL BANK OF CANADA, as administrative agent.
          The parties hereto hereby agree as follows:
SECTION 1. DEFINITIONS
          1.1 Defined Terms. As used in this Agreement, the terms listed in this Section 1.1 shall have the respective meanings set forth in this Section 1.1.
          “ABR”: for any day, a rate per annum (rounded upwards, if necessary, to the next 1/100 of 1%) equal to the greatest of (a) the Corporate Base Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1% and (c) (i) the Eurodollar Rate or (ii) if a Market Disruption Event pursuant to Section 2.18 has occurred and is continuing, the Market Disruption Eurodollar Rate, in each case of the foregoing clauses (i) and (ii) for an Interest Period of one month plus 1%. Any change in the ABR due to a change in the Corporate Base Rate or the Federal Funds Effective Rate shall be effective as of the opening of business on the effective day of such change in the Corporate Base Rate or the Federal Funds Effective Rate, respectively. Notwithstanding the foregoing, if the “ABR” as determined in accordance with the immediately preceding sentences is less than 4.25% for any day, then for all purposes of this Agreement and the other Loan Documents, in respect of the Tranche B Term Loans, the “ABR” shall be deemed equal to 4.25% for such day.
          “ABR Loans”: Loans the rate of interest applicable to which is based upon the ABR.
          “Acceptance Fee”: a fee payable in Canadian Dollars by the Borrower with respect to the acceptance of a Bankers’ Acceptance by a Lender under this Agreement, as set forth in Section 2.6(f).
          “Acquisition”: as defined in Section 6.1.
          “Acquisition Agreement”: the Agreement and Plan of Merger, dated as of August 24, 2008, by and among Holdings, the Borrower, Precision Lobos Corporation and the Target, as amended by the amendment thereto dated as of December 2, 2008.
          “Acquisition Documentation”: collectively, the Acquisition Agreement and all schedules, exhibits and annexes thereto and any material agreements among Holdings, the Borrower, Precision Lobos Corporation, the Target and/or any of their respective Subsidiaries affecting the terms thereof or entered into in connection therewith.
          “Additional Borrower”: as defined in Section 2.26.
          “Adjustment Date”: as defined in the Applicable Pricing Grid.
          “Administrative Agent”: Royal Bank of Canada, as the administrative agent for the Lenders under this Agreement and the other Loan Documents, together with any of its successors.

          “Affiliate”: as to any Person, any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” of a Person means the power, directly or indirectly, either to (a) vote 10% or more of the securities having ordinary voting power for the election of directors (or persons performing similar functions) of such Person or (b) direct or cause the direction of the management and policies of such Person, whether through the ownership of Capital Stock or other ownership interests, by contract or otherwise.
          “Agents”: the collective reference to the Syndication Agent, the Co-Documentation Agents and the Administrative Agent.
          “Aggregate Exposure”: with respect to any Lender at any time, an amount equal to (a) until the Closing Date, the aggregate amount of such Lender’s Commitments at such time and (b) thereafter, the sum of (i) the aggregate then unpaid principal amount of such Lender’s Term Loans and (ii) the amount of such Lender’s Revolving Commitments then in effect or, if the Revolving Commitments have been terminated, the amount of such Lender’s Revolving Extensions of Credit then outstanding.
          “Aggregate Exposure Percentage”: with respect to any Lender at any time, the ratio (expressed as a percentage) of such Lender’s Aggregate Exposure at such time to the Aggregate Exposure of all Lenders at such time.
          “Agreed Currency”: as defined in Section 11.18.
          “Agreement”: as defined in the preamble hereto.
          “Applicable Margin”: for each Type of Loan, the rate per annum set forth under the relevant column heading below (subject, in the case of Term Loans, to increase pursuant to Section 2.25):
[Redacted pursuant to Section 12.2 of national instrument 51-102]
; provided, that on and after the first Adjustment Date occurring after the completion of two full fiscal quarters of Holdings after the Closing Date, the Applicable Margin with respect to Revolving Loans and Swingline Loans will be determined pursuant to the Applicable Pricing Grid; provided, further, that the Applicable Margin with respect to Incremental Term Loans shall be the rates agreed pursuant to Section 2.25.
          “Applicable Pricing Grid”: the table set forth below:
[Redacted pursuant to Section 12.2 of national instrument 51-102]
          For the purposes of the Applicable Pricing Grid, changes in the Applicable Margin resulting from changes in the Consolidated Leverage Ratio shall become effective on the date (the “Adjustment Date”) that is three Business Days after the date on which financial statements are delivered to the Lenders pursuant to Section 7.1 and shall remain in effect until the next change to be effected pursuant to this paragraph. If any financial statements referred to above are not delivered within the time periods specified in Section 7.1, then, until the date that is three Business Days after the date on which such financial statements are delivered, the highest rate set forth in each column of the Applicable Pricing Grid shall apply. Each determination of the Consolidated Leverage Ratio pursuant to the Applicable Pricing Grid shall be made in a manner consistent with the determination thereof pursuant to Section 8.1.

          “Application”: an application, in such form as each Issuing Lender may specify from time to time, requesting such Issuing Lender to open a Letter of Credit.
          “Approved Fund”: as defined in Section 11.6(b).
          “Arrangers”: Royal Bank of Canada and Deutsche Bank Securities Inc., in their capacities as Joint Lead Arrangers and Joint Bookrunners.
          “Asset Sale”: any Disposition of property or series of related Dispositions of property (excluding any such Disposition permitted by clause (a), (b), (c), (d), (g), (h), (i) or (j) of Section 8.5) that yields gross proceeds to any Group Member (valued at the initial principal amount thereof in the case of non-cash proceeds consisting of notes or other debt securities and valued at fair market value in the case of other non-cash proceeds) in excess of $3,000,000.
          “Assignee”: as defined in Section 11.6(b).
          “Assignment and Assumption”: an Assignment and Assumption, substantially in the form of Exhibit D.
          “Available Canadian Revolving Commitment”: as to any Canadian Revolving Lender at any time, an amount equal to the excess, if any, of (a) such Lender’s Canadian Revolving Commitment then in effect over (b) such Lender’s Canadian Revolving Extensions of Credit then outstanding.
          “Available North American Revolving Commitment”: as to any North American Revolving Lender at any time, an amount equal to the excess, if any, of (a) such Lender’s North American Revolving Commitment then in effect over (b) such Lender’s North American Revolving Extensions of Credit then outstanding; provided, that in calculating any Lender’s North American Revolving Extensions of Credit for the purpose of determining such Lender’s Available North American Revolving Commitment pursuant to Section 2.10(a), the aggregate principal amount of Swingline Loans then outstanding shall be deemed to be zero.
          “BA Equivalent Loan”: as defined in Section 2.6(c).
          “Bankers’ Acceptance” and “BA”: a bill of exchange, including a depository bill issued in accordance with the Depository Bills and Notes Act (Canada), denominated in Canadian Dollars, drawn by the Borrower and accepted by a Lender and shall include a BA Equivalent Loan.
          “Base Case Operating Cash Flow Before Working Capital”: for any fiscal quarter, the amount set forth in the table below opposite such fiscal quarter:

	Base Case Operating Cash
Fiscal Quarter Ended	Flow Before Working Capital
March 31, 2009	C$	182,407,000
June 30, 2009	C$	81,085,000
September 30, 2009	C$	168,255,000
December 31, 2009	C$	196,510,000
March 31, 2010	C$	192,944,000
June 30, 2010	C$	84,209,000
September 30, 2010	C$	176,445,000
December 31, 2010	C$	209,422,000
March 31, 2011	C$	178,066,000

	Base Case Operating Cash
Fiscal Quarter Ended	Flow Before Working Capital
June 30, 2011	C$	76,332,000
September 30, 2011	C$	163,591,000
December 31, 2011	C$	194,129,000
March 31, 2012	C$	182,616,000
June 30, 2012	C$	80,420,000
September 30, 2012	C$	168,283,000
December 31, 2012	C$	199,198,000
March 31, 2013	C$	186,525,000
June 30, 2013	C$	81,920,000
September 30, 2013	C$	172,420,000
December 31, 2013	C$	204,924,000
March 31, 2014	C$	203,801,000
June 30, 2014	C$	95,285,000
September 30, 2014	C$	191,151,000
December 31, 2014	C$	225,107,000
          “Benefitted Lender”: as defined in Section 11.7(a).
          “Board”: the Board of Governors of the Federal Reserve System of the United States (or any successor).
          “Borrower”: as defined in the preamble hereto; provided, that such term shall also include any Person that becomes an Additional Borrower pursuant to Section 2.26 and, following a Permitted Reorganization, the New Borrower (if applicable).
          “Borrower Joinder Agreement”: an agreement substantially in the form of Exhibit I.
          “Borrowing Date”: any Business Day specified by the Borrower as a date on which the Borrower requests the relevant Lenders to make Loans hereunder.
          “Bridge Credit Agreement”: the Bridge Credit Agreement, dated as of the Closing Date, among Holdings, the Borrower, the lenders party thereto and Deutsche Bank Securities Inc, as administrative agent, as amended, supplemented or otherwise modified from time to time as permitted hereunder.
          “Bridge Loans”: the “Loans” as defined in the Bridge Credit Agreement.
          “Business”: as defined in Section 5.18(b).
          “Business Day”: a day other than a Saturday, Sunday or other day on which commercial banks in New York City, Calgary or Toronto are authorized or required by law to close, provided, that with respect to notices and determinations in connection with, and payments of principal and interest on, Eurodollar Loans, such day is also a day for trading by and between banks in Dollar deposits in the interbank eurodollar market.
          “Canadian Benefit Plans”: all material employee benefit plans or arrangements subject to Canadian law or regulation maintained or contributed to by Holdings or any of its Subsidiaries that are not Canadian Pension Plans, including all profit sharing, savings, supplemental retirement, retiring allowance, severance, pension, deferred compensation, welfare, bonus, incentive compensation, phantom stock and all life, health, dental and disability plans and arrangements in which the employees or former employees of Holdings or any of its Subsidiaries participate or are eligible to participate but excluding all stock option or stock purchase plans.
          “Canadian Collateral Agreement”: collectively, the Canadian Collateral Agreement to be executed by Holdings, the Borrower and each Subsidiary Guarantor organized under the laws of Canada or any province thereof party thereto, substantially in the form of Exhibit A-2, and related documents (if any), in each case made by Holdings, the Borrower and/or such Subsidiary Guarantors in favor of, or for the benefit of, the Administrative Agent.
          “Canadian Dollars” and “C$”: dollars in the lawful currency of Canada.
          “Canadian Issuing Lender”: each of Royal Bank of Canada, HSBC Bank Canada, The Toronto-Dominion Bank and any other Canadian Revolving Lender approved by the Administrative Agent and the Borrower that has agreed in its sole discretion to act as a “Canadian Issuing Lender” hereunder, or any of their respective affiliates, in each case in its capacity as issuer of any Canadian Letter of Credit. Each reference herein to “the Canadian Issuing Lender” shall be deemed to be a reference to the relevant Canadian Issuing Lender.
          “Canadian L/C Commitment”: C$0.
          “Canadian L/C Obligations”: at any time, an amount equal to the sum of (a) the aggregate then undrawn and unexpired amount of the then outstanding Canadian Letters of Credit and (b) the aggregate amount of drawings under Canadian Letters of Credit that have not then been reimbursed pursuant to Section 4.5.
          “Canadian L/C Participants”: the collective reference to all the Canadian Revolving Lenders other than the Canadian Issuing Lender.
          “Canadian Letters of Credit”: as defined in Section 4.1(a).
          “Canadian Pension Plans”: all plans or arrangements which are considered to be pension plans for the purposes of any applicable pension benefits standards statute or regulation in Canada established, maintained or contributed to by Holdings or any of its Subsidiaries for their employees or former employees.
          “Canadian Prime Rate”: on any day, the greater of (a) the annual rate of interest announced from time to time by the Administrative Agent as being its reference rate then in effect for determining interest rates on Canadian Dollar-denominated commercial loans made by it in Canada and (b) the CDOR Rate for a one month term in effect from time to time plus 1.0% per annum.
          “Canadian Prime Rate Loans”: Loans denominated in Canadian Dollars the rate of interest applicable to which is based upon the Canadian Prime Rate.
          “Canadian Reimbursement Obligation”: the obligation of the Borrower to reimburse the Canadian Issuing Lender pursuant to Section 4.5 for amounts drawn under Canadian Letters of Credit.
          “Canadian Revolving Commitment”: as to any Lender, the obligation of such Lender, if any, to make Canadian Revolving Loans and participate in Canadian Letters of Credit in an aggregate principal and/or face amount not to exceed the amount set forth under the heading “Canadian Revolving Commitment” opposite such Lender’s name on Schedule 1.1A or in the Assignment and Assumption pursuant to which such Lender became a party hereto, as the same may be changed from time to time pursuant to the terms hereof.
          “Canadian Revolving Extensions of Credit” shall mean with respect to any Canadian Revolving Lender at any time, an amount equal to the sum of (a) the aggregate principal amount of such Lender’s Canadian Revolving Loans then outstanding and (b) such Lender’s Canadian Revolving Percentage of the Canadian L/C Obligations then outstanding.
          “Canadian Revolving Lender”: each Lender that has a Canadian Revolving Commitment or that holds Canadian Revolving Loans.
          “Canadian Revolving Loan”: as defined in Section 2.4(a).
          “Canadian Revolving Percentage”: as to any Canadian Revolving Lender at any time, the percentage which such Lender’s Canadian Revolving Commitment then constitutes of the Total Canadian Revolving Commitments or, at any time after the Canadian Revolving Commitments shall have expired or terminated, the percentage which the aggregate principal amount of such Lender’s Canadian Revolving Loans then outstanding constitutes of the aggregate principal amount of the Canadian Revolving Loans then outstanding, provided, that, in the event that the Canadian Revolving Loans are paid in full prior to the reduction to zero of the Total Canadian Revolving Extensions of Credit, the Canadian Revolving Percentages shall be determined in a manner designed to ensure that the other outstanding Canadian Revolving Extensions of Credit shall be held by the Canadian Revolving Lenders on a comparable basis.
          “Canadian “SIFT” Rules”: the rules provided for by the Income Tax Act (Canada) concerning “Specified Investment Flow-Through” or “SIFT” entities, which generally serve to levy a tax at corporate income tax rates on income distributions from such entities after December 31, 2010.
          “Capex Deposit”: as defined in the definition of “Capital Expenditures”.
          “Capital Expenditures”: for any period, with respect to any Person and without duplication, the aggregate of (i) all expenditures by such Person and its Subsidiaries for the acquisition or leasing (pursuant to a capital lease) of fixed or capital assets or additions to equipment (including replacements, capitalized repairs and improvements during such period) that should be capitalized under GAAP on a consolidated balance sheet of such Person and its Subsidiaries for such period and (ii) all Capex Deposits by such Person and its Subsidiaries during such periods; provided, however, that Capital Expenditures shall not include:
     (a) interest capitalized in accordance with GAAP during such period;
     (b) expenditures that are accounted for as capital expenditures of such Person and that actually are paid for or reimbursed by a third party (excluding Holdings, the Borrower or any Subsidiary) or with insurance proceeds to rebuild or replace fixed or capital assets that were the subject of a Recovery Event and for which none of Holdings, the Borrower or any Subsidiary has provided or is required to provide or incur, directly or indirectly, any financial consideration or obligation or other material consideration or obligation to such third party or any other Person in respect of such capital expenditures (whether before, during or after such period);
     (c) the book value of any asset owned by such Person prior to or during such period to the extent that such book value is included as a capital expenditure during such period as a result of such Person reusing or beginning to reuse such asset during such period without a corresponding expenditure actually having been made in such period, provided that (i) any expenditure necessary in order to permit such asset to be reused shall be included as a Capital Expenditure during the period that such expenditure actually is made and (ii) such book value shall have been included in Capital Expenditures when such asset was originally acquired;
     (d) the purchase price of equipment purchased during such period to the extent the consideration therefor consists of any combination of (i) used or surplus equipment traded in at the time of such purchase or (ii) the proceeds of a concurrent sale of used or surplus equipment, in each case, in the ordinary course of business;
     (e) “lost in hole” replacement capital expenditures to the extent invoiced to customers of the Borrower or its Subsidiaries in the ordinary course of business (and paid by such customers within 90 days);
     (f) expenditures to the extent funded by a prepayment or deposit (“Capex Deposit”) that was either (i) made on or prior to December 31, 2008 or (ii) if made after December 31, 2009, is included in the calculation of Capital Expenditures for a prior year; and
     (g) non-cash adjustments to the fixed or capital assets in the period due to changes in GAAP, accounting policy or the adoption of new accounting rules.
          “Capital Lease Obligations”: as to any Person, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP and, for the purposes of this Agreement, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP.
          “Capital Stock”: any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing.
          “Cash Equivalents”: (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States or Canadian government or issued by any agency thereof and backed by the full faith and credit of the United States or Canada, as applicable, in each case maturing within one year from the date of acquisition; (b) certificates of deposit, time deposits, eurodollar time deposits, bankers’ acceptances or overnight bank deposits having maturities of six months or less from the date of acquisition issued by any Lender or by any commercial bank organized under the laws of the United States or Canada or any state or province thereof having combined capital and surplus of not less than $15,000,000,000; and (c) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, province, commonwealth or territory of the United States or Canada, by any political subdivision or taxing authority of any such state, province, commonwealth or territory of the United States or Canada or by any foreign government, the securities of which state, province, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by S&P or A by Moody’s, or the equivalent thereof by DBRS, Inc.
          “CDOR Rate”: on any day, with respect to a particular term as specified herein, the annual rate of discount or interest which is the arithmetic average of the discount rates for such term applicable to Canadian Dollar bankers’ acceptances identified as such on the Reuters Screen CDOR Page at approximately 10:00 A.M. Toronto time on such day, or if such day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Administrative Agent after 10:00 A.M. Toronto time to reflect any error in any posted rate or in the posted average annual rate). If the rate does not appear on the Reuters Screen CDOR Page as contemplated above, then the CDOR Rate on any day shall be calculated as the arithmetic average of the annual discount rates for such term applicable to Canadian Dollar bankers’ acceptances of, and as quoted by, the Schedule I Reference Banks, as of 10:00 A.M. Toronto time on that day, or if that day is not a Business Day, then on the immediately preceding Business Day. If any Schedule I Reference Bank does not furnish a timely quotation, the Administrative Agent shall determine the relevant discount rate on the basis of the quotations furnished by the remaining Schedule I Reference Banks.
          “Centralized Banking Agreement”: the centralized banking agreement to be entered into among the Borrower, Precision Limited Partnership and Royal Bank of Canada providing for the administration of and netting of balances between Canadian bank accounts maintained by the Borrower and certain Subsidiaries with Royal Bank of Canada, as amended, restated or otherwise modified from time to time including, but not limited to, through the addition of new Subsidiaries as parties thereto and withdrawals of Subsidiaries therefrom from time to time, and including any replacement thereof entered into by the Borrower and any Subsidiaries with Royal Bank of Canada from time to time.
          “Centralized Swingline Loans”: as defined in Section 2.8.
          “Change of Control”: (a) prior to a Permitted Reorganization and other than as a result of a Permitted Reorganization (i) any Person becomes a Control Person in respect of Holdings, (ii) the board of trustees of Holdings shall cease to consist of a majority of Continuing Trustees, (iii) the board of directors of the Borrower shall cease to consist of a majority of Continuing Directors, (iv) Holdings shall cease to own and control, beneficially, directly or indirectly, 100% of each class of outstanding Capital Stock of the Borrower (disregarding the Exchangeable LP Units) free and clear of all Liens (except Liens created by the Security Documents) or (v) a Specified Change of Control shall occur or (b) after a Permitted Reorganization (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) shall become, or obtain rights (whether by means or warrants, options or otherwise) to become, the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act), directly or indirectly, of more than 35% of any class of the outstanding Voting Capital Stock of Parent, (ii) the board of directors (or similar governing body) of Parent (if other than the New Borrower) shall cease to consist of a majority of Continuing Directors, (iii) the board of directors (or similar governing body) of the New Borrower shall cease to consist of a majority of Continuing Directors, (iv) Parent (if other than the New Borrower) shall cease to own and control, beneficially, directly or, so long as the shares of the Borrower continue to be pledged as Collateral, indirectly, 100% of each class of outstanding Capital Stock of the New Borrower free and clear of all Liens (except Liens created by the Security Documents) or (v) a Specified Change of Control shall occur.
          “Closing Date”: the date on which the conditions precedent set forth in Section 6.1 shall have been satisfied, which date is December 23, 2008.
          “Code”: the Internal Revenue Code of 1986, as amended from time to time.
          “Co-Documentation Agents”: as defined in the preamble hereto.
          “Collateral”: all property of the Loan Parties, now owned or hereafter acquired, upon which a Lien is purported to be created by any Security Document.

          “Commitment”: as to any Lender, the sum of the Tranche A-1 Term Commitment, the Tranche A-2 Term Commitment, the Tranche B-1 Term Commitment, the Tranche B-2 Term Commitment and the Revolving Commitment of such Lender.
          “Commitment Fee Rate”: 0.60% per annum; provided, that on and after the first Adjustment Date occurring after the completion of two full fiscal quarters of the Borrower after the Closing Date, the Commitment Fee Rate will be determined pursuant to the Applicable Pricing Grid.
          “Compliance Certificate”: a certificate duly executed by a Responsible Officer substantially in the form of Exhibit B.
          “Computation Period”: any of, as relevant, (i) the two fiscal quarter period ending June 30, 2009, (ii) the three fiscal quarter period ending September 30, 2009, and (iii) any period of four consecutive fiscal quarters ending thereafter.
          “Conduit Lender”: any special purpose corporation organized and administered by any Lender for the purpose of making Loans otherwise required to be made by such Lender and designated by such Lender in a written instrument; provided, that the designation by any Lender of a Conduit Lender shall not relieve the designating Lender of any of its obligations to fund a Loan under this Agreement if, for any reason, its Conduit Lender fails to fund any such Loan, and the designating Lender (and not the Conduit Lender) shall have the sole right and responsibility to deliver all consents and waivers required or requested under this Agreement with respect to its Conduit Lender, and provided, further, that no Conduit Lender shall (a) be entitled to receive any greater amount pursuant to Sections 2.20, 2.21, 2.22 or 11.5 than the designating Lender would have been entitled to receive in respect of the extensions of credit made by such Conduit Lender or (b) be deemed to have any Commitment.
          “Confidential Information Memorandum”: the Confidential Information Memorandum dated September 2008, as supplemented prior to the Closing Date, and furnished to certain Lenders.
          “Consolidated Assets”: the consolidated assets of Holdings and its Subsidiaries, determined in accordance with GAAP.
          “Consolidated Cash Flow”: for any period, Consolidated Net Income (excluding, for certainty, any income tax expenses, penalties and interest related to the Contingent Tax Liabilities) for such period (prior to distributions made pursuant to Section 8.6(d)) plus Consolidated Interest Expense, deferred income taxes and depreciation, non-cash depletion and amortization expense and any other non-cash expenses and charges deducted in the compilation of such Consolidated Net Income.
          “Consolidated Current Assets”: at any date, all amounts (other than cash and Cash Equivalents) that would, in conformity with GAAP, be set forth opposite the caption “total current assets” (or any like caption) on a consolidated balance sheet of Holdings and its Subsidiaries at such date.
          “Consolidated Current Liabilities”: at any date, all amounts that would, in conformity with GAAP, be set forth opposite the caption “total current liabilities” (or any like caption) on a consolidated balance sheet of Holdings and its Subsidiaries at such date, but excluding without duplication (a) the current portion of any Funded Debt of Holdings and its Subsidiaries, (b) all Indebtedness consisting of Revolving Loans or Swingline Loans and (c) all Indebtedness in respect of Specified Operating Facilities and other local lines of credit permitted under Section 8.2(q), in each case to the extent otherwise included therein.

          “Consolidated EBITDA”: for any period, Consolidated Net Income for such period plus, without duplication and to the extent reflected as a charge in the determination of such Consolidated Net Income for such period, the sum of (a) income tax expense, including interest and penalties thereon, (b) interest expense, amortization or writeoff of debt discount (including original issue discount) and debt issuance costs and commissions, discounts and other fees and charges associated with Indebtedness (including the Loans), (c) depreciation, non-cash depletion and amortization expense, (d) amortization of intangibles (including, but not limited to, goodwill) and organization costs and any other non-cash expenses and charges in the period (including non-cash foreign exchange expenses), (e) any extraordinary non-cash expenses or losses (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, losses on the sale of assets outside of the ordinary course of business) all, in the case of clauses (a) through (e) above, as determined on a consolidated basis, and (f) for purposes of any determination of Consolidated EBITDA for any four fiscal quarter period ending on or prior to December 31, 2010, the amount of any documented non-recurring restructuring and integration costs (including severance costs, costs of closing offices, moving costs, terminations of leases and other agreements, new accounting systems, new office space and travel costs) associated with the Acquisition and incurred during any such period, to the extent reasonable back-up is provided to support such costs upon request by the Administrative Agent; provided, that the aggregate amount of such costs that may be added to Consolidated EBITDA pursuant to this clause (f) shall not exceed $50,000,000 and minus, (a) to the extent included in the determination of such Consolidated Net Income for such period, the sum of (i) interest income, (ii) any extraordinary income or gains (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, gains on the sales of assets outside of the ordinary course of business), (iii) income tax credits (to the extent not netted from income tax expense) and (iv) any other non-cash income (including non-cash foreign exchange income) all, in the case of clauses (i) through (iv) above, as determined on a consolidated basis, (b) any cash payments made during such period in respect of items described in clause (e) above subsequent to the fiscal quarter in which the relevant non-cash expenses or losses were reflected as a charge in the statement of Consolidated Net Income, all as determined on a consolidated basis and (c) solely for the purpose of determining the Consolidated Fixed Charge Coverage Ratio, any Distributions (excluding, for certainty, any distributions made in the form of Trust Units, Capital Stock, Redemption Notes or loans, but not excluding any cash payments made with respect to such loans) made as permitted pursuant to Section 8.6(d) during such period; provided, that such Distributions for purposes of this clause (c) shall be deemed to be (i) for the fiscal quarter of Holdings ending March 31, 2009, the sum of (A) the amount of Distributions actually paid during such fiscal quarter plus (B) the product of (x) the amount of Distributions declared but not paid for the month of March 2009 times (y) nine, (ii) for the fiscal quarter of Holdings ending June 30, 2009, the sum of (A) the amount of Distributions actually paid during such fiscal quarter and the previous fiscal quarter plus (B) the product of (x) the amount of Distributions declared but not paid for the month of June 2009 times (y) six and (iii) for the fiscal quarter of Holdings ending September 30, 2009, the sum of (A) the amount of Distributions actually paid during such fiscal quarter and the previous two fiscal quarters plus (B) the product of (x) the amount of Distributions declared but not paid for the month of September 2009 times (y) three. For the purposes of calculating Consolidated EBITDA for any period of four consecutive fiscal quarters (each, a “Reference Period”) pursuant to any determination of the Consolidated Leverage Ratio, (i) if at any time during such Reference Period Holdings or any Subsidiary shall have made any Material Disposition, the Consolidated EBITDA for such Reference Period shall be reduced after giving pro forma effect thereto by an amount equal to the Consolidated EBITDA (if positive) attributable to the property that is the subject of such Material Disposition for such Reference Period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such Reference Period and (ii) if during such Reference Period Holdings or any Subsidiary shall have made a Material Acquisition, Consolidated EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto as if such Material Acquisition occurred on the first day of such Reference Period. As used in this definition, “Material Acquisition” means any acquisition of property or series of related acquisitions of property that (a)

constitutes assets comprising all or substantially all of an operating unit of a business or constitutes all or substantially all of the common stock of a Person and (b) involves the payment of consideration by Holdings and its Subsidiaries in excess of $25,000,000; and “Material Disposition” means any Disposition of property or series of related Dispositions of property that yields gross proceeds to Holdings or any of its Subsidiaries in excess of $25,000,000; provided, that in determining the Consolidated Leverage Ratio, the Consolidated Interest Coverage Ratio and the Consolidated Fixed Charge Coverage Ratio for purposes of Section 8.1, Consolidated EBITDA for the fiscal quarters ended June 30, 2008 and September 30, 2008 shall be C$116,960,000 and C$203,747,000 respectively (prior to giving effect to clause (c) of the deductions above). For the avoidance of doubt, “Consolidated EBITDA” for the fiscal quarter ending December 31, 2008 shall include results from the Target for all of such fiscal quarter.
          “Consolidated Fixed Charge Coverage Ratio”: for any period, the ratio of (a) Consolidated EBITDA for such period to (b) Consolidated Fixed Charges for such period.
          “Consolidated Fixed Charges”: for any period, the sum (without duplication) of (a) Consolidated Interest Expense paid in such period, (b) the aggregate amount actually paid by Holdings and its Subsidiaries during such period on account of Upgrade Capital Expenditures (excluding the principal amount of Indebtedness (other than any Loans) incurred in connection with such expenditures and the amount of expenditures paid with the Net Cash Proceeds of any issuance of Trust Units or Capital Stock by Holdings), (c) scheduled payments made during such period on account of principal of Indebtedness of Holdings or any of its Subsidiaries (including scheduled principal payments in respect of the Term Loans (other than the final scheduled payment in respect of the Tranche A-1 Term Loans made on the Tranche A-1 Maturity Date and the final scheduled payment in respect of the Tranche A-2 Term Loans made on the Tranche A-2 Maturity Date) and payments of Revolving Loans accompanying required reductions of the Revolving Commitments) and (d) net income tax expenses for Holdings and its Subsidiaries for such period paid in cash (excluding, for certainty, any income tax expenses, penalties and interest related to the Contingent Tax Liabilities); provided, that in determining the Consolidated Fixed Charge Coverage Ratio for purposes of Section 8.1(c) for the fiscal quarters of Holdings ending March 31, 2009, June 30, 2009 and September 30, 2009, Consolidated Fixed Charges for the relevant period shall be deemed to equal Consolidated Fixed Charges for such fiscal quarter (and, in the case of the latter two such determinations, each previous fiscal quarter commencing after the Closing Date) multiplied by 4, 2 and 4/3, respectively; provided, further, that any final income tax payment made during the 2009 fiscal year and attributable to tax liability for the 2008 fiscal year shall not be multiplied by 4, 2 or 4/3, as the case may be.
          “Consolidated Interest Coverage Ratio”: for any period, the ratio of (a) Consolidated EBITDA for such period to (b) Consolidated Interest Expense for such period.
          “Consolidated Interest Expense”: for any period, (a) total cash interest expense (including that attributable to Capital Lease Obligations) of Holdings and its Subsidiaries for such period with respect to all outstanding Indebtedness of Holdings and its Subsidiaries (including all cash commissions, discounts in respect of bankers’ acceptances and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and net costs under Swap Agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP and, for the avoidance of doubt, excluding any debt discount (including original issue discount), debt issuance costs and commissions, brokerage fees, underwriter fees and other upfront fees and other fees associated with Indebtedness (including the Loans)) minus (b) total cash interest income of Holdings and its Subsidiaries, in each case determined on a consolidated basis; provided, that in determining the Consolidated Interest Coverage Ratio for purposes of Section 8.1(b) for the fiscal quarters of Holdings ending March 31, 2009, June 30, 2009 and September 30, 2009, Consolidated Interest Expense for the relevant period shall be deemed to equal Consolidated Interest Expense for such fiscal quarter (and, in the case of the latter two such determinations, each previous fiscal quarter commencing after the Closing Date) multiplied by 4, 2 and 4/3, respectively.
          “Consolidated Leverage Ratio”: as at the last day of any period, the ratio of (a) Consolidated Total Debt on such day to (b) Consolidated EBITDA for such period.
          “Consolidated Net Income”: for any period, the consolidated net income (or loss) of Holdings and its Subsidiaries, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded (a) the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary of Holdings or is merged into or consolidated with Holdings or any of its Subsidiaries, (b) the income (or deficit) of any Person (other than a Subsidiary of Holdings) in which Holdings or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received by Holdings or such Subsidiary in the form of dividends or similar distributions and (c) the undistributed earnings of any Subsidiary of Holdings to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any Contractual Obligation (other than under any Loan Document) or Requirement of Law applicable to such Subsidiary.
          “Consolidated Total Debt”: at any date, without duplication, (a) the aggregate principal amount of all Indebtedness (other than Indebtedness specified in clause (j) of the definition thereof and Indebtedness permitted under Section 8.2(g) to the extent cash in respect of the repurchase, redemption, conversion or settlement of the Existing Convertible Securities has been and remains on deposit with the trustee thereof) of Holdings and its Subsidiaries at such date, determined on a consolidated basis in accordance with GAAP, minus (b) the amount, up to $50,000,000, of cash pledged to cash collateralize Term Loans, Letters of Credit and/or Swingline Loans pursuant to Sections 2.13(b), 2.13(d), 2.27(a), 3.8 and 4.8 to the extent that (i) such cash has been subject to a perfected first priority Lien in favor of the Administrative Agent for the benefit of the Lenders for at least 90 days and (ii) during the time such cash is so pledged no Group Member controls or is permitted access to such cash; provided, that no amounts shall be subtracted pursuant to this clause (b) unless at least $25,000,000 of cash is so pledged.
          “Consolidated Working Capital”: at any date, the excess of Consolidated Current Assets on such date over Consolidated Current Liabilities on such date.
          “Contingent Tax Liabilities”: the contingent tax liabilities disclosed in note 9 to the most recent financial statements of Holdings described in Section 5.1(b) delivered to the Lenders prior to the Closing Date.
          “Continuing Directors”: in respect of any Person, the directors (or other Persons performing similar functions) of such Person on the Closing Date, after giving effect to the Acquisition and the other transactions contemplated hereby, and each other director (or similar Person), if, in each case, such other director’s (or other Person’s (who is performing similar functions)) nomination for election to the board of directors (or other body performing similar functions) of such Person is recommended by a majority of the then Continuing Directors or the Continuing Trustees, as the case may be.
          “Continuing Trustees”: the trustees of Holdings on the Closing Date, after giving effect to the Acquisition and the other transactions contemplated hereby, and each other trustee, if, in each case, such other trustee’s nomination for election to the board of trustees of Holdings is recommended by a majority of the then Continuing Trustees.
          “Contract Period”: the term selected by the Borrower applicable to Bankers’ Acceptances in accordance with Section 2.6(b)(i) .

          “Contractual Obligation”: as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.
          “Control Person”: any Person that holds or is one of a combination of Persons acting jointly or in concert that acquires or controls more than 35% of the outstanding Trust Units or a sufficient number of Trust Units, Exchangeable LP Units or other units or beneficial interests in Holdings, to elect or appoint a majority of the Trustees of Holdings; provided, that for purposes of this definition, the term “control” as applied to any Trust Units means the possession, directly or indirectly, of the power to cause the voting of voting rights associated with any Trust Unit or with any Exchangeable LP Units or any other securities convertible into Trust Units or Exchangeable LP Units, whether through the ownership of voting securities, by contract or otherwise.
          “Convertible Debentures”: any convertible subordinated debentures or notes issued by Holdings which satisfy each of the following conditions: (i) an initial final maturity or due date in respect of repayment of principal thereof extending beyond the Tranche B-1 Maturity Date and the Tranche B-2 Maturity Date; (ii) no scheduled or mandatory payment or repurchase of principal thereunder (other than acceleration following an event of default in regard thereto or payments which can be satisfied by the delivery of Trust Units or other Capital Stock of Holdings as contemplated in clause (vii) below and other than on a change of control of Holdings where a Change of Control would also occur) prior to the Tranche B-1 Maturity Date or Tranche B-2 Maturity Date; (iii) all amounts payable in respect of principal, premium (if any) or interest under such debentures or notes are by their express terms subordinate and junior in right of payment to all obligations under this Agreement and the other Loan Documents; (iv) upon and during the continuance of an Event of Default or acceleration of the time for repayment of any of the Indebtedness under this Agreement which has not been rescinded, no enforcement steps or enforcement proceedings may be commenced in respect of such debentures or notes; (v) upon any distribution of assets of Holdings on any dissolution, winding up, total liquidation or reorganization of Holdings (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such Person, or otherwise), all obligations under this Agreement and the other Loan Documents shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any) or interest payable in regard to such debentures or notes; (vi) the occurrence of a Default or Event of Default hereunder or the acceleration of the time for repayment of any of the obligations under this Agreement or enforcement of the rights and remedies of the Administrative Agent and the Lenders hereunder or under any other Loan Document shall not in and of themselves (A) cause a default or event of default (with the passage of time or otherwise) under such debentures or notes or the indenture governing the same or (B) cause or permit the obligations under such debentures or notes to be due and payable prior to the stated maturity thereof; and (vii) payments of interest or principal due and payable under such debentures or notes can be satisfied, at the option of Holdings (but subject to the definition of “Change of Control”), by delivering Trust Units or other Capital Stock of Holdings in accordance with the indenture or agreement governing such debentures or notes (whether such Trust Units or other Capital Stock of Holdings are received by the holders of such debentures or notes as payment or are sold by a trustee or representative under such indenture or agreement to provide cash for payment to holders of such debentures or notes).
          “Corporate Base Rate”: for any day, the rate of interest per annum determined by Royal Bank of Canada from time to time as its prime commercial lending rate for Dollar loans in the United States for such day. The Corporate Base Rate is not necessarily the lowest rate that Royal Bank of Canada is charging any corporate customer.

          “Debtor Relief Laws”: any of Title 11 of the United States Code entitled “Bankruptcy”, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and the Winding Up and Restructuring Act (Canada), each as now and hereafter in effect, any successors to such statutes and any other applicable liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization or other similar debtor relief law of Canada, the United States or any other applicable jurisdiction from time to time in effect and affecting the rights of creditors generally.
          “Default”: any of the events specified in Section 9, whether or not any requirement for the giving of notice, the lapse of time, or both, has been satisfied.
          “Defaulting Lender”: (a) any Lender that (i) has failed to fund any portion of any Loan, participations in Letters of Credit or participations in Swingline Loans required to be funded by it hereunder within one Business Day of the date required to be funded by it hereunder, unless the subject of a good faith dispute (or a good faith dispute that is subsequently cured), (ii) has notified the Borrower, the Administrative Agent, any Issuing Lender or the Swingline Lender that it does not intend to comply with its funding obligations under this Agreement or has made a public statement to the effect that it does not intend to comply with its funding obligations under this Agreement or under other existing agreements under which it has an obligation to extend credit, (iii) has failed, within one Business Day after request by the Administrative Agent, to provide written confirmation that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans and participations in then outstanding Letters of Credit or Swingline Loans, (iv) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within one Business Day of the date when due, unless the subject of a good faith dispute (or a good faith dispute that is subsequently cured) or (v) has been deemed insolvent or become the subject of a bankruptcy or insolvency proceeding and (b) solely for purposes of Section 2.27, (i) any Lender described in the preceding clause (a) and (ii) as determined by the Administrative Agent and the Swingline Lender or any Issuing Lender, as applicable, in their reasonable discretion, any Lender that (A) is in default of its obligations under any other existing credit or loan documentation under which it has a commitment to extend credit or (B) has a reasonable probability of becoming a Defaulting Lender, as determined by the Administrative Agent, Swingline Lender or Issuing Lender, as applicable, on a factually supportable basis upon the current market or financial condition of such Lender at the time of such determination.
          “Discount Proceeds”: for any Bankers’ Acceptance issued hereunder, an amount calculated on the applicable Borrowing Date or date of conversion or continuation by multiplying (a) the face amount of the Bankers’ Acceptance by (b) the quotient obtained by dividing (i) one by (ii) the sum of one plus the product of (A) the Discount Rate applicable to the Bankers’ Acceptance and (B) a fraction, the numerator of which is the applicable Contract Period and the denominator of which is 365, with the quotient being rounded up or down to the fifth decimal place and .00005 being rounded up.
          “Discount Rate”: with respect to an issue of Bankers’ Acceptances with the same maturity date, (a) for a Revolving Lender which is a Schedule I Lender, the average CDOR Rate for the appropriate term and (b) for a Revolving Lender which is not a Schedule I Lender, the lesser of (i) the rate set out in clause (a) above plus 0.10% per annum and (ii) the annual rate (calculated on the basis of 365 days) expressed as a percentage determined by the Administrative Agent as being the arithmetic average of the discount rates for Canadian Dollar bankers’ acceptances (having a comparable face value and a comparable issue and maturity date to the face value and issue and maturity date of such issue of Bankers’ Acceptances) quoted to the Administrative Agent by the Reference Lenders at or about 10:00 A.M. (Toronto time) on the Borrowing Date, conversion date or refunding date.

          “Disposition”: with respect to any property, any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition thereof. The terms “Dispose” and “Disposed of” shall have correlative meanings.
          “Distributable Cash Flow”: for any period, Consolidated Cash Flow for such period determined without regard to non-cash working capital, plus, without duplication, proceeds of Dispositions made as permitted by Section 8.5 during the applicable period not otherwise reinvested or applied toward the prepayment of Term Loans in accordance with Section 2.13, minus principal, interest and other debt service payments (including all cash commissions, discounts in respect of bankers’ acceptances and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and net costs under Swap Agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP but excluding any debt discount (including original issue discount), debt issuance costs and commissions, brokerage fees, underwriter fees and other upfront fees and other fees associated with Indebtedness (including the Loans)) made during such period in respect of Indebtedness (including the Loans) of Holdings or any of its Subsidiaries (other than principal payments in respect of revolving credit loans (including the Revolving Extensions of Credit, Specified Operating Facilities and local lines of credit permitted under Section 8.2(q)) to the extent not accompanied by a permanent reduction in the accompanying revolving credit commitments).
          “Distributions”: as defined in Section 8.6(d).
          “Dollar Equivalent Amount”: with respect to any amount of Canadian Dollars on any date, the equivalent amount in Dollars of such amount of currency as determined using the applicable Exchange Rate.
          “Dollars” and “$”: dollars in lawful currency of the United States.
          “Draft”: a blank bill of exchange, within the meaning of the Bills of Exchange Act (Canada), drawn by the Borrower on a Revolving Lender or Tranche A-2 Term Lender, as applicable, denominated in Canadian Dollars and bearing such distinguishing letters and numbers as such Lender may determine, but which at such time, except as otherwise provided herein, has not been completed or accepted by such Lender; provided however that the Administrative Agent may require such Lender to use a general form of Bankers’ Acceptance satisfactory to the Borrower and such Lender, each acting reasonably, provided by the Administrative Agent for such purpose in place of the Lender’s own forms.
          “ECF Percentage”: (a) 75% if the Consolidated Leverage Ratio as of the last day of such fiscal year is greater than or equal to 2.00 to 1.00, (b) 50% if the Consolidated Leverage Ratio as of the last day of such fiscal year is less than 2.00 to 1.00 but greater than or equal to 1.25 to 1.00, (c) 25% if the Consolidated Leverage Ratio as of the last day of such fiscal year is less than 1.25 to 1.00 but greater than or equal to 0.75 to 1.00 and (d) 0% if the Consolidated Leverage Ratio as of the last day of such fiscal year is less than 0.75 to 1.00.
          “Environmental Laws”: any and all foreign, Federal, state, provincial, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees, requirements of any Governmental Authority or other Requirements of Law (including common law) regulating, relating to or imposing liability or standards of conduct concerning protection of human health or the environment, as now or may at any time hereafter be in effect.
          “Environmental Liabilities”: any and all liabilities for any Release, any environmental damage, any costs (including any response costs) or natural resource damages caused or alleged to have been caused to any Person, property or the environment as a result of any Release or the condition of any property or asset, related in any way to the operations of the Borrower or any Subsidiaries, whether or not caused by a breach of Environmental Laws, including, without limitation, all such liabilities arising from or related to: any surface, underground, air, ground water or surface water contamination; the abandonment or plugging of any well; restorations and reclamations; the removal of or failure to remove any foundations, structures or equipment; violation of Environmental Laws; and personal injury (including sickness, disease or death) and property damage arising from the foregoing.
          “ERISA”: the Employee Retirement Income Security Act of 1974, as amended from time to time.
          “ERISA Affiliate”: any trade or business (whether or not incorporated) that, together with any Group Member, is treated as a single employer under Section 414 of the Code.
          “ERISA Event”: (a) any Reportable Event; (b) any failure by any Pension Plan to satisfy the minimum funding standards (within the meaning of Section 412 or 430 of the Code or Section 302 of ERISA) applicable to such Pension Plan; (c) the filing pursuant to Section 412 of the Code or Section 303 of ERISA of an application for a waiver of the minimum funding standard with respect to any Pension Plan, the failure to make by its due date a required payment under Section 430(j) of the Code with respect to any Pension Plan or the failure by any Group Member or any ERISA Affiliate to make any required contribution to a Multiemployer Plan; (d) the incurrence by any Group Member or any ERISA Affiliate of any material liability under Title IV of ERISA with respect to the termination of any Pension Plan, including but not limited to the imposition of any material Lien in favor of the PBGC or any Pension Plan; (e) a determination that any Pension Plan is, or is expected to be, in “at risk” status (within the meaning of Section 430(i) of the Code); (f) the appointment of a trustee to administer any Pension Plan under Section 4042 of ERISA; or (g) the incurrence by any Group Member or any ERISA Affiliate of any material liability with respect to the withdrawal or partial withdrawal from any Pension Plan or Multiemployer Plan or a determination that a Multiemployer Plan is, or is reasonably expected to be, Insolvent, in Reorganization or in endangered or critical status, within the meaning of Section 432 of the Code or Section 305 of ERISA.
          “Eurocurrency Reserve Requirements”: for any day as applied to a Eurodollar Loan, the aggregate (without duplication) of the maximum rates (expressed as a decimal fraction) of reserve requirements in effect on such day (including basic, supplemental, marginal and emergency reserves) under any regulations of the Board or other Governmental Authority having jurisdiction with respect thereto dealing with reserve requirements prescribed for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board) maintained by a member bank of the Federal Reserve System.
          “Eurodollar Base Rate”: with respect to each day during each Interest Period pertaining to a Eurodollar Loan, the rate per annum determined on the basis of the rate for deposits in Dollars for a period equal to such Interest Period commencing on the first day of such Interest Period appearing on the Reuters Screen LIBOR01 Page as of 11:00 A.M., London time, two Business Days prior to the beginning of such Interest Period. In the event that such rate does not appear on such page (or otherwise on such screen), the “Eurodollar Base Rate” shall be determined by reference to such other comparable publicly available service for displaying eurodollar rates as may be selected by the Administrative Agent or, in the absence of such availability, by reference to the rate at which the Administrative Agent is offered Dollar deposits at or about 11:00 A.M., New York City time, two Business Days prior to the beginning of such Interest Period in the interbank eurodollar market where its eurodollar and foreign currency and exchange operations are then being conducted for delivery on the first day of such Interest Period for the number of days comprised therein. Notwithstanding the foregoing, if the “Eurodollar Base Rate” as determined in accordance with the immediately preceding sentences is less than 3.25% for any Interest Period, then for all purposes of this Agreement and the other Loan Documents, in respect of the Tranche B Term Loans only, the “Eurodollar Base Rate” shall be deemed equal to 3.25% for such Interest Period.
          “Eurodollar Loans”: Loans the rate of interest applicable to which is based upon the Eurodollar Rate.
          “Eurodollar Rate”: with respect to each day during each Interest Period pertaining to a Eurodollar Loan, a rate per annum determined for such day in accordance with the following formula:
Eurodollar Base Rate
     1.00 - Eurocurrency Reserve Requirements
          “Eurodollar Tranche”: the collective reference to Eurodollar Loans under a particular Facility the then current Interest Periods with respect to all of which begin on the same date and end on the same later date (whether or not such Loans shall originally have been made on the same day).
          “Event of Default”: any of the events specified in Section 9, provided that any requirement for the giving of notice, the lapse of time, or both, has been satisfied.
          “Excess Cash Flow”: for any fiscal year of Holdings, the excess, if any, of (a) the sum, without duplication, of (i) Consolidated Net Income for such fiscal year, (ii) the amount of all non-cash charges (including depreciation, depletion and amortization) deducted in arriving at such Consolidated Net Income, (iii) decreases in Consolidated Working Capital for such fiscal year, and (iv) the aggregate net amount of non-cash loss on the Disposition of property by Holdings and its Subsidiaries during such fiscal year (other than sales of inventory in the ordinary course of business), to the extent deducted in arriving at such Consolidated Net Income over (b) the sum, without duplication, of (i) the amount of all non-cash credits included in arriving at such Consolidated Net Income, (ii) the aggregate amount actually paid by Holdings and its Subsidiaries in cash during such fiscal year on account of Capital Expenditures (excluding the principal amount of Indebtedness incurred in connection with such expenditures and any such expenditures financed with the proceeds of any Reinvestment Deferred Amount), (iii) the aggregate amount of all prepayments of Revolving Loans and Swingline Loans during such fiscal year to the extent accompanying permanent optional reductions of the Revolving Commitments and all optional prepayments of the Term Loans during such fiscal year, (iv) the aggregate amount of all regularly scheduled principal payments of Funded Debt (including the Term Loans) of Holdings and its Subsidiaries made during such fiscal year (other than in respect of any revolving credit facility to the extent there is not an equivalent permanent reduction in commitments thereunder), (v) increases in Consolidated Working Capital for such fiscal year, (vi) in the case of any Distribution made during any Computation Period for which the Trust Distribution Amount is being computed pursuant to clause (A) of the definition thereof, without duplication, that portion of Operating Cash Flow Before Working Capital actually distributed in cash during such Computation Period as permitted by Section 8.6(d) and (vii) the aggregate net amount of non-cash gain on the Disposition of property by Holdings and its Subsidiaries during such fiscal year (other than sales of inventory in the ordinary course of business), to the extent included in arriving at such Consolidated Net Income.
          “Excess Cash Flow Application Date”: as defined in Section 2.13(c).
          “Exchangeable LP Units”: the limited partnership units of the Precision Drilling Limited Partnership that are exchangeable into Trust Units pursuant to any voting and exchange trust agreement or similar agreement.

          “Exchange Rate”: with respect to Dollars or Canadian Dollars on any date, the rate at which Dollars may be exchanged into Canadian Dollars, or Canadian Dollars may be exchanged into Dollars, as the case may be, as determined in accordance with the Bank of Canada’s noon spot rate on such date, and if such date is not a Business Day, on the immediately preceding Business Day.
          “Excluded Assets”: as defined in Section 7.11(b).
          “Excluded Subsidiaries”: the Subsidiaries listed on Schedule 1.1B except to the extent any such Subsidiaries become a party to the Security Documents pursuant to Section 7.10 or Section 7.11 after the date hereof and any Securitization Subsidiary.
          “Existing Convertible Securities”: the Target’s (a) Floating Rate Contingent Convertible Senior Notes Due 2024 and (b) 3.75% Contingent Convertible Senior Notes due 2023, in each case issued prior to the Closing Date.
          “Expansion Capital Expenditures”: all Capital Expenditures of Holdings and its Subsidiaries other than Upgrade Capital Expenditures.
          “Facility”: each of (a) the Tranche A-1 Term Commitments and the Tranche A-1 Term Loans made thereunder (the “Tranche A-1 Term Facility”), (b) the Tranche A-2 Term Commitments and the Tranche A-2 Term Loans made thereunder (the “Tranche A-2 Term Facility”), (c) the Tranche B-1 Term Commitments and the Tranche B-1 Term Loans made thereunder (the “Tranche B-1 Term Facility”), (d) the Tranche B-2 Term Commitments and the Tranche B-2 Term Loans made thereunder (the “Tranche B-2 Term Facility”), (e) the North American Revolving Commitments and the extensions of credit made thereunder (the “North American Revolving Facility”) and (f) the Canadian Revolving Commitments and the extensions of credit made thereunder (the “Canadian Revolving Facility”).
          “Federal Funds Effective Rate”: for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for the day of such transactions received by Royal Bank of Canada from three federal funds brokers of recognized standing selected by it.”
          “Fee Letter”: the Fee Letter, dated as of August 24, 2008, by and among the Borrower, Royal Bank of Canada, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., HSBC Bank Canada, HSBC Bank USA, National Association and The Toronto-Dominion Bank, as amended, supplemented or otherwise modified from time to time. To the extent of any inconsistency between the terms of the Fee Letter and the terms of the Credit Agreement, the terms of the Fee Letter shall govern.
          “Fee Payment Date”: (a) the third Business Day following the last day of each March, June, September and December and (b) the last day of the Revolving Commitment Period.
          “Foreign Benefit Arrangement”: any employee benefit arrangement mandated by non-US or non-Canadian law that is maintained or contributed to by any Group Member or any ERISA Affiliate.
          “Foreign Plan”: each employee benefit plan (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) that is not subject to US or Canadian law and is maintained or contributed to by any Group Member or any ERISA Affiliate.

          “Foreign Subsidiary Guarantor”: each Subsidiary Guarantor that is not a North American Subsidiary Guarantor.
          “Funded Debt”: as to any Person, all Indebtedness of such Person that matures more than one year from the date of its creation or matures within one year from such date but is renewable or extendible, at the option of such Person, to a date more than one year from such date or arises under a revolving credit or similar agreement that obligates the lender or lenders to extend credit during a period of more than one year from such date, including all current maturities and current sinking fund payments in respect of such Indebtedness whether or not required to be paid within one year from the date of its creation and, in the case of the Borrower, Indebtedness in respect of the Loans.
          “Funding Office”: the office of the Administrative Agent specified in Section 11.2 or such other office as may be specified from time to time by the Administrative Agent as its funding office by written notice to the Borrower and the Lenders.
          “GAAP”: generally accepted accounting principles in Canada as in effect from time to time, except that for purposes of Section 8.1 and Section 8.7, GAAP shall be determined on the basis of such principles in effect on the date hereof and consistent with those used in the preparation of the most recent audited financial statements referred to in Section 5.1(b). In the event that any “Accounting Change” (as defined below) shall occur and such change results in a change in the method of calculation of financial covenants, standards or terms in this Agreement, then the Borrower and the Administrative Agent agree to enter into negotiations in order to amend such provisions of this Agreement so as to reflect equitably such Accounting Changes with the desired result that the criteria for evaluating the Borrower’s financial condition shall be substantially the same after such Accounting Changes as if such Accounting Changes had not been made. Until such time as such an amendment shall have been executed and delivered by the Borrower, the Administrative Agent and the Required Amendment Lenders, all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed as if such Accounting Changes had not occurred. “Accounting Changes” refers to changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Canadian Institute of Chartered Accountants, and in all events including changes resulting from implementation of the International Financial Reporting Standards to the extent required by the Canadian Accounting Standards Board.
          “Governmental Authority”: any nation or government, any state, provincial, territorial or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization (including the National Association of Insurance Commissioners).
          “Group Members”: the collective reference to Holdings, the Borrower and their respective Subsidiaries.
          “Guarantee Obligation”: as to any Person (the “guaranteeing person”), any obligation, including a reimbursement, counterindemnity or similar obligation, of the guaranteeing Person that guarantees or in effect guarantees, any Indebtedness, leases, dividends or other obligations (the “primary obligations”) of any other third Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made and (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee Obligation, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee Obligation shall be such guaranteeing person’s maximum reasonably anticipated liability in respect thereof as determined by the Borrower in good faith.
          “Guarantors”: the collective reference to Holdings and the Subsidiary Guarantors.
          “Holdings”: as defined in the preamble hereto and, following a Permitted Reorganization, Parent. Prior to a Permitted Reorganization, references herein to Precision Drilling Trust or Holdings include the Trustees in their capacity as trustees of Precision Drilling Trust.
          “Increased Amount Date”: as defined in Section 2.25(a).
          “Incremental Loan Commitments”: as defined in Section 2.25(a).
          “Incremental Revolving Commitments”: as defined in Section 2.25(a).
          “Incremental Revolving Lender”: as defined in Section 2.25(b).
          “Incremental Revolving Loan”: as defined in Section 2.25(b).
          “Incremental Term Loan”: as defined in Section 2.25(c).
          “Incremental Term Loan Commitments”: as defined in Section 2.25(a).
          “Incremental Term Loan Lender”: as defined in Section 2.25(c).
          “Indebtedness”: of any Person at any date, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services (other than (i) current trade payables incurred in the ordinary course of such Person’s business and (ii) any earn-out obligation until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and if not paid after becoming due and payable), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Capital Lease Obligations of such Person, (f) all obligations of such Person, contingent or otherwise, as an account party or applicant under or in respect of acceptances, letters of credit, surety bonds or similar arrangements, (g) the liquidation value of all preferred Capital Stock of such Person which is, or upon the happening of any event or the passage of time would be, required to be redeemed by such Person, at the option of the holder thereof, or matures or is mandatorily redeemable, in whole or in part, on or prior to the date that is six months after the Tranche B-1 Maturity Date and the Tranche B-2 Maturity Date, (h) all Guarantee Obligations of such Person in respect of obligations of the kind referred to in clauses (a) through (g) above, (i) all obligations of the kind referred to in clauses (a) through (h) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation, and (j) all obligations of such Person in respect of Swap Agreements. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness expressly provide that such Person is not liable therefor. Notwithstanding the foregoing, solely for purposes of calculating the Consolidated Fixed Charge Coverage Ratio, Consolidated Interest Coverage Ratio and Consolidated Leverage Ratio, “Indebtedness” shall be deemed not to include the Existing Convertible Securities to the extent cash in respect of the conversion and settlement of such Existing Convertible Securities has been deposited with the trustee thereof.
          “Insolvency”: with respect to any Multiemployer Plan, the condition that such Plan is insolvent within the meaning of Section 4245 of ERISA.
          “Insolvency of Holdings”: any of the following with respect to Precision Drilling Trust:
     (i) if Precision Drilling Trust shall be unable, or admits in writing its inability or failure, to pay its debts generally as they become due or makes a general assignment for the benefit of its creditors or commits or threatens to commit an act which, if committed by a corporation, would constitute an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada) or any statute passed in substitution therefor, as amended from time to time;
     (ii) if any cause, proceeding or other action shall be instituted in any court of competent jurisdiction against Precision Drilling Trust seeking an adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition or arrangement with or distribution to creditors, a readjustment of debts, the appointment of a trustee in bankruptcy, receiver, liquidator, or the like of all or any substantial part of the Trust Fund, or any other like relief in respect of Precision Drilling Trust or the Trust Fund under any bankruptcy, winding up, reorganization (other than pursuant to a Permitted Reorganization) or insolvency law and the same shall continue undismissed or unstayed for any period of 60 consecutive days;
     (iii) if the Trustees shall: (A) pursuant to winding up, bankruptcy, insolvency, arrangement or similar laws, apply for or consent to the appointment of a receiver, trustee, intervenor, custodian, liquidator, interim receiver, receiver-manager, assignee, sequestrator or similar official of itself or of all or a substantial part of its assets; (B) file a voluntary petition in bankruptcy; (C) commence any proceeding or file a petition, answer, consent, proposal or plan, or give any notice of its intention to do so, seeking any liquidation, winding up or reorganization or seeking any arrangement, compromise, adjustment, composition, moratorium or other relief whatsoever in respect of its indebtedness and liabilities to its creditors, or any class or classes thereof, under any applicable bankruptcy, insolvency, arrangement or similar law or consent to the filing of any such petition, proposal, plan or proceeding; or (D) file an answer admitting the material allegations of or consent to or default in answering a petition filed against it in any winding up, bankruptcy, reorganization or insolvency proceeding, or action shall be taken by such Person for the purpose of effecting any of the foregoing;
     (iv) if an order, judgment or decree shall be entered by any court of competent jurisdiction or other competent authority approving the appointment of a receiver, receiver-manager, interim receiver, trustee in bankruptcy, intervenor, custodian, or liquidator of Precision Drilling Trust or of any substantial portion of the Trust Fund and such order, judgment or decree shall not have been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof; or
     (v) any event (other than pursuant to a Permitted Reorganization) resulting in the dissolution, termination, winding-up or insolvency of Holdings.
          “Insolvent”: pertaining to a condition of Insolvency.
          “Insolvent Person”: As of any date of determination a person who resides, carries on business or has property in Canada and (a) who is for any reason unable to meet his obligations as they generally become due, (b) who has ceased paying his current obligations in the ordinary course of business as they generally become due, or (c) the aggregate of whose property is not, at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would not be sufficient to enable payment of all his obligations, due and accruing due.
          “Intellectual Property”: the collective reference to all rights, priorities and privileges relating to intellectual property, whether arising under United States, Canadian, multinational or foreign laws or otherwise, including copyrights, copyright licenses, patents, patent licenses, trademarks, trademark licenses, technology, know-how and processes, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.
          “Interest Payment Date”: (a) as to any ABR Loan or Canadian Prime Rate Loan (in each case, other than any Swingline Loan), the last day of each March, June, September and December (or, if an Event of Default is in existence, the last day of each calendar month) to occur while such Loan is outstanding and the final maturity date of such Loan, (b) as to any Eurodollar Loan, the last day of each Interest Period, (c) as to any Loan (other than any Revolving Loan that is an ABR Loan or a Canadian Prime Rate Loan and any Swingline Loan), the date of any repayment or prepayment made in respect thereof and (d) as to any Swingline Loan, the day that such Loan is required to be repaid.
          “Interest Period”: as to any Eurodollar Loan, (a) initially, the period commencing on the borrowing or conversion date, as the case may be, with respect to such Eurodollar Loan and ending one, two or three months thereafter (or, if available to all Lenders under the applicable Facility, six, nine or twelve months), as selected by the Borrower in its notice of borrowing or notice of conversion, as the case may be, given with respect thereto; and (b) thereafter, each period commencing on the last day of the next preceding Interest Period applicable to such Eurodollar Loan and ending one, two or three months (or, if available to all Lenders under the applicable Facility, six, nine or twelve months) thereafter, as selected by the Borrower by irrevocable notice to the Administrative Agent not later than 12:00 Noon, New York City time, on the date that is three Business Days prior to the last day of the then current Interest Period with respect thereto; provided that, all of the foregoing provisions relating to Interest Periods are subject to the following:
     (i) if any Interest Period would otherwise end on a day that is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month in which event such Interest Period shall end on the immediately preceding Business Day;
     (ii) the Borrower may not select an Interest Period under a particular Facility that would extend beyond the Revolving Termination Date or beyond the Tranche A-1 Maturity Date, Tranche A-2 Maturity Date, Tranche B-1 Maturity Date or Tranche B-2 Maturity Date, as the case may be;

     (iii) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of a calendar month; and
     (iv) the Borrower shall select Interest Periods so as not to require a payment or prepayment of any Eurodollar Loan during an Interest Period for such Loan.
          “Investments”: as defined in Section 8.8.
          “Issuing Lender”: with respect to North American Letters of Credit, a North American Issuing Lender, and with respect to Canadian Letters of Credit, a Canadian Issuing Lender.
          “Issuing Lender Commitment”: (a) with respect to Royal Bank of Canada acting in the capacity of “Issuing Lender”, $100,000,000, (b) with respect to each of HSBC Bank Canada and The Toronto-Dominion Bank and/or their respective affiliates acting in the capacity of “Issuing Lender”, $50,000,000 and (c) with respect to any other Issuing Lender designated hereunder, such amount as shall be notified to the Borrower and the Administrative Agent in writing at the time of such Issuing Lender’s designation as such.
          “Judgment Currency”: as defined in Section 11.18.
          “L/C Obligations”: the collective reference to the North American L/C Obligations and the Canadian L/C Obligations.
          “Lender Joinder Agreement”: an agreement substantially in the form of Exhibit H.
          “Lenders”: as defined in the preamble hereto; provided, that unless the context otherwise requires, each reference herein to the Lenders shall be deemed to include any Conduit Lender.
          “Letters of Credit”: the collective reference to the North American Letters of Credit and the Canadian Letters of Credit.
          “Lien”: any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing but excluding, for certainty, deemed security interests arising under Section 1(1) (tt) (ii) of the Personal Property Security Act (Alberta) or similar legislation with respect to transfers of accounts, consignments of goods and leases with a term of more than one year that are not capital leases, in each case that do not secure performance of a payment or other obligation).
          “Limited Partnership Agreement”: the Limited Partnership Agreement of Precision Drilling Limited Partnership, dated as of September 28, 2005, among 1194312 Alberta Ltd., Holdings and the limited partners of Precision Drilling Limited Partnership, as amended, supplemented or otherwise modified from time to time, as permitted hereunder.
          “Loan”: any loan made by any Lender pursuant to this Agreement, including any loan made by way of Bankers’ Acceptances; provided, that, in the case of Bankers’ Acceptances, any reference herein to the amount or principal thereof shall be deemed a reference to the face amount of such Bankers’ Acceptances or, as applicable, the principal amount of a BA Equivalent Loan.

          “Loan Documents”: this Agreement, the Security Documents, the Notes, the Bankers’ Acceptances, the Letters of Credit, the Applications and the Fee Letter and any amendment, waiver, supplement or other modification to any of the foregoing.
          “Loan Parties”: each Group Member that is a party to a Loan Document.
          “Majority Facility Lenders”: with respect to any Facility, the holders of more than 50% of the aggregate unpaid principal amount of the Tranche A-1 Term Loans, the Tranche A-2 Term Loans, the Tranche B-1 Term Loans, the Tranche B-2 Term Loans, the Total North American Revolving Extensions of Credit or the Total Canadian Revolving Extensions of Credit, as the case may be, outstanding under such Facility (or, in the case of the North American Revolving Facility or the Canadian Revolving Facility, prior to any termination of the North American Revolving Commitments or the Canadian Revolving Commitments, as the case may be, the holders of more than 50% of the Total North American Revolving Commitments or the Total Canadian Revolving Commitments, as the case may be).
          “Market Disruption Eurodollar Rate”: with respect to each day during the relevant Interest Period pertaining to a Eurodollar Loan, (a) the Eurodollar Rate applicable to such Interest Period plus (b) if the TED Spread at the time the Eurodollar Rate applicable to such Interest Period is determined is (i) less than 2.25, a rate per annum equal to 0.00%, (ii) equal to or greater than 2.25 but less than 2.75, a rate per annum equal to 0.50%, (iii) equal to or greater than 2.75 but less than or equal to 3.25, a rate per annum equal to 1.00% and (iv) greater than 3.25, a rate per annum equal to 1.50%.
          “Market Disruption Eurodollar Loans”: Loans the rate of interest applicable to which is based upon the Market Disruption Eurodollar Rate. Other than in respect of determination of the Eurodollar Rate, all Market Disruption Eurodollar Loans will be deemed to be Eurodollar Loans for all other purposes of this Agreement.
          “Market Disruption Event”: any event, condition or circumstance pursuant to which the Requisite Disruption Lenders have provided a Market Disruption Notice pursuant to Section 2.18(a).
          “Market Disruption Notice”: a notice substantially in the form of Exhibit J, appropriately completed and delivered to the Administrative Agent.
          “Material Adverse Effect”: a material adverse effect on (a) the business, property, operations or condition (financial or otherwise) of Holdings and its Subsidiaries taken as a whole except to the extent any such effect results directly and solely from the Contingent Tax Liabilities becoming due to the relevant taxing authorities or (b) the validity or enforceability of this Agreement or any of the other Loan Documents or the rights or remedies of the Administrative Agent or the Lenders hereunder or thereunder.
          “Material Contract”: any contract listed on Schedule 8.17 and any other contract entered into by Holdings or any of its Subsidiaries that the Administrative Agent or the Required Lenders designate in writing and with notice to the Borrower as a “Material Contract”.
          “Material Subsidiary”: as to any Person, any Subsidiary of such Person owning assets having a fair market value of at least $1,000,000 in the aggregate.
          “Materials of Environmental Concern”: any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products or any hazardous or toxic substances, materials or wastes, defined or regulated as such in or under any Environmental Law, and any other substance, material or wastes that could reasonably be expected to give rise to an Environmental Liability, including asbestos, polychlorinated biphenyls and urea-formaldehyde insulation.
          “Moody’s”: Moody’s Investors Service, Inc. and its successors.
          “Mortgaged Properties”: the real properties as to which the Administrative Agent for the benefit of the Lenders shall be granted a Lien pursuant to the Mortgages.
          “Mortgages”: each of the mortgages, deeds of trust or other security documents granting a Lien on any real property and improvements thereon made by any Loan Party in favor of, or for the benefit of, the Administrative Agent for the benefit of the Lenders after the Closing Date, in each case in form and substance reasonably acceptable to the Administrative Agent.
          “Multiemployer Plan”: a Plan that is a multiemployer plan as defined in Section 4001(a)(3) of ERISA.
          “Net Cash Proceeds”: (a) in connection with any Asset Sale or any Recovery Event, the proceeds thereof in the form of cash and Cash Equivalents (including any such proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when received), net of attorneys’ fees, accountants’ fees, brokerage fees, investment banking fees, amounts required to be applied to the repayment of Indebtedness secured by a Lien expressly permitted hereunder on any asset that is the subject of such Asset Sale or Recovery Event (other than any Lien pursuant to a Security Document) and other customary fees and expenses actually incurred in connection therewith and net of taxes (including withholding taxes) paid or reasonably estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements) and (b) in connection with any issuance or sale of Capital Stock or any incurrence of Indebtedness, the cash proceeds received from such issuance or incurrence, net of attorneys’ fees, investment banking fees, accountants’ fees, brokerage fees, underwriting discounts and commissions and other customary fees and expenses actually incurred in connection therewith.
          “New Borrower”: as defined in the definition of “Permitted Reorganization”.
          “Non-Acceptance Discount Rate”: for any day, the arithmetic average of the Discount Rate in items (a) and (b) of the definition thereof.
          “Non-Excluded Taxes”: as defined in Section 2.21(a).
          “Non-U.S. Lender”: as defined in Section 2.21(d).
          “North American Issuing Lender”: each of Royal Bank of Canada, HSBC Bank Canada, The Toronto-Dominion Bank and any other North American Revolving Lender approved by the Administrative Agent and the Borrower, each acting reasonably, that has agreed in its sole discretion to act as a “North American Issuing Lender” hereunder, or any of their respective affiliates, in each case in its capacity as issuer of any North American Letter of Credit. Each reference herein to “the North American Issuing Lender” shall be deemed to be a reference to the relevant North American Issuing Lender.
          “North American L/C Commitment”: $200,000,000.

          “North American L/C Obligations”: at any time, an amount equal to the sum of (a) the aggregate then undrawn and unexpired amount of the then outstanding North American Letters of Credit and (b) the aggregate amount of drawings under North American Letters of Credit that have not then been reimbursed pursuant to Section 3.5.
          “North American L/C Participants”: the collective reference to all the North American Revolving Lenders other than the North American Issuing Lender.
          “North American Letters of Credit”: as defined in Section 3.1(a).
          “North American Reimbursement Obligation”: the obligation of the Borrower to reimburse the North American Issuing Lender pursuant to Section 3.5 for amounts drawn under North American Letters of Credit.
          “North American Revolving Commitment”: as to any Lender, the obligation of such Lender, if any, to make North American Revolving Loans and participate in Swingline Loans and North American Letters of Credit in an aggregate principal and/or face amount not to exceed the amount set forth under the heading “North American Revolving Commitment” opposite such Lender’s name on Schedule 1.1A or in the Assignment and Assumption pursuant to which such Lender became a party hereto, as the same may be changed from time to time pursuant to the terms hereof.
          “North American Revolving Extensions of Credit” shall mean with respect to any North American Revolving Lender at any time, an amount equal to the sum of (a) the aggregate principal amount of such Lender’s North American Revolving Loans then outstanding that are denominated in Dollars, (b) the Dollar Equivalent Amount at such time of the aggregate principal amount of such Lender’s North American Revolving Loans then outstanding that are denominated in Canadian Dollars, (c) the Dollar Equivalent Amount at such time of such Lender’s North American Revolving Percentage of the North American L/C Obligations then outstanding and (d) the Dollar Equivalent Amount at such time of such Lender’s North American Revolving Percentage of the aggregate principal amount of Swingline Loans then outstanding.
          “North American Revolving Lender”: each Lender that has a North American Revolving Commitment or that holds North American Revolving Loans.
          “North American Revolving Loan”: as defined in Section 2.4(a).
          “North American Revolving Percentage”: as to any North American Revolving Lender at any time, the percentage which such Lender’s North American Revolving Commitment then constitutes of the Total North American Revolving Commitments or, at any time after the North American Revolving Commitments shall have expired or terminated, the percentage which the aggregate principal amount of such Lender’s North American Revolving Loans then outstanding constitutes of the aggregate principal amount of the North American Revolving Loans then outstanding, provided, that, in the event that the North American Revolving Loans are paid in full prior to the reduction to zero of the Total North American Revolving Extensions of Credit, the North American Revolving Percentages shall be determined in a manner designed to ensure that the other outstanding North American Revolving Extensions of Credit shall be held by the North American Revolving Lenders on a comparable basis.
          “North American Subsidiary Guarantor”: each Subsidiary Guarantor organized in the United States or Canada.
          “Notes”: the collective reference to any promissory notes evidencing Loans.

          “Obligations”: the unpaid principal of and interest on (including interest accruing after the maturity of the Loans and Reimbursement Obligations and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Borrower, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Loans and all other obligations and liabilities of the Borrower to the Administrative Agent or to any Lender (including, in the case of Specified Swap Agreements and Specified Cash Management Agreements, any affiliate of any Lender), whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, this Agreement, any other Loan Document, any Specified Swap Agreement, any Specified Cash Management Agreement or any other document made, delivered or given in connection herewith or therewith, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including all fees, charges and disbursements of counsel to the Administrative Agent or to any Lender that are required to be paid by the Borrower pursuant hereto) or otherwise.
          “OID”: original issue discount.
          “Old System Lenders”: a Lender which is not able to issue bankers’ acceptances as depository bills under the Depository Bills and Notes Act (Canada).
          “Operating Cash Flow Before Working Capital”: for any period, (a) Consolidated EBITDA for such period minus (b) Consolidated Interest Expense for such period minus (c) net income tax expenses for Holdings and its Subsidiaries paid in cash during such period (excluding any income tax expenses, penalties and interest related to the Contingent Tax Liabilities (but not, for certainty, interest related to any Indebtedness incurred to finance the payment of the Contingent Tax Liabilities) paid during such period in cash, to the extent financed with the proceeds of Indebtedness (including drawings under letters of credit and reimbursement obligations in respect thereof), other than under the North American Revolving Facility, the Canadian Revolving Facility or any Specified Operating Facility).
          “Other Taxes”: any and all present or future stamp or documentary or other excise or property taxes, charges or similar taxes or levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.
          “Parent”: as defined in the definition of “Permitted Reorganization.”
          “Participant”: as defined in Section 11.6(c).
          “PBGC”: the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA (or any successor).
          “Pension Plan”: any Plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which any Group Member or any ERISA Affiliate is (or, if such Plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in section 3(5) of ERISA.
          “Permitted Acquisition”: any acquisition by the Borrower or any other Subsidiary, whether by purchase, merger or otherwise, of all or substantially all of the assets or Capital Stock of any Person or of all or substantially all of the assets constituting a business line or unit or a division of any Person; provided, that (a) at the time of such acquisition and after giving effect thereto no Default or Event of Default shall have occurred and be continuing and Holdings and its Subsidiaries shall be in compliance with Section 7.11 and the financial covenants set forth in Section 8.1 on a pro forma basis after giving effect to such acquisition as of the last day of the fiscal quarter most recently ended; (b) such acquisition shall be consummated in all material respects in accordance with all applicable laws and in conformity with all applicable governmental authorizations; (c) in the case of the acquisition of Capital Stock of a Person organized in Canada or the United States or any province or state thereof, (i) all or substantially all of the Capital Stock acquired or otherwise issued by such Person and/or any newly formed Subsidiary organized in the United States or Canada and formed in connection with such acquisition shall be directly and beneficially owned by a Loan Party or, if owned by a non Loan Party, shall be pledged as Collateral pursuant to a limited recourse guarantee in form and substance reasonably acceptable to the Administrative Agent and (ii) the Person whose Capital Stock is acquired shall become a Subsidiary and a Guarantor and shall otherwise comply with the applicable requirements of Section 7.10; (d) in the case of any acquisition of $100,000,000 or more (whether paid in cash, securities, the assumption of debt or otherwise), the Borrower shall have delivered to Administrative Agent at least five Business Days prior to such proposed acquisition, a certificate evidencing compliance with the criteria hereof, together with a reasonably detailed description of such acquisition, including the aggregate consideration for such acquisition, and any other information reasonably required to demonstrate such compliance; and (e) such acquisition shall be consensual.
          “Permitted Reorganization”: a reorganization, in a transaction or series of related transactions, of Holdings and/or the Borrower and/or their respective direct and/or indirect Subsidiaries for the purposes of avoiding the application of the Canadian “SIFT” Rules and any related tax or trust, corporate or partnership reorganization including, without limitation, the contemporaneous or, to the extent entered into in connection with such reorganization, subsequent termination or winding-up of Holdings (provided that if Precision Drilling Trust remains in existence, it shall remain a Guarantor); provided, that such reorganization satisfies the following conditions: (a) if Holdings elects to change the borrower hereunder, one or more Solvent entities organized under the laws of Canada, the United States, or a province or state thereof (collectively, the “New Borrower”) shall assume, pursuant to documentation reasonably acceptable to the Administrative Agent, all of the applicable obligations and liabilities of the Borrower under this Agreement and the other Loan Documents, and thereafter all references to the “Borrower” for purposes of this Agreement and the other Loan Documents shall be deemed to include the New Borrower, (b) the ultimate parent company resulting from such reorganization (“Parent”), if not the New Borrower, shall assume all of the applicable obligations of Holdings under this Agreement and the other Loan Documents pursuant to documentation reasonably acceptable to the Administrative Agent and shall pledge or cause to be pledged all of the Capital Stock of its Subsidiaries that are not also Subsidiaries of the Borrower and thereafter all references to “Holdings” for purposes of this Agreement and the other Loan Documents shall be deemed to be a reference to Parent, and Parent (if not the New Borrower) and the New Borrower (if applicable) shall comply, and shall cause their respective Subsidiaries to comply, with the applicable requirements of Section 7.10, (c) Parent and the New Borrower (if applicable) shall deliver legal opinions of Bennett Jones LLP and/or Mayer Brown LLP or other independent legal counsel reasonably satisfactory to the Administrative Agent, addressed to the Administrative Agent and the Lenders, that all assumption agreements, guarantees, pledge agreements and security agreements entered into pursuant to clauses (a) and (b) above are enforceable in accordance with their terms, including customary opinions as to existence, power and authority (subject in each case to customary qualifications and assumptions), (d) after giving effect to any steps taken in accordance with Section 11.19, no Default or Event of Default shall have occurred and be continuing nor will result therefrom, (e) the reorganization shall not result in any adverse tax consequences related to withholding tax or similar amounts in respect of payments to the Lenders hereunder or under any other Loan Document (after taking into account the Borrower’s indemnification obligations under Section 2.21), (f) the Collateral (unless previously released in accordance with the terms hereof and of the Security Documents) shall be substantially the same after the reorganization as prior thereto and the Liens with respect thereto shall remain continuously attached and perfected to the same extent as prior thereto, (g)

the reorganization shall not, by itself, result in any reduction to the corporate credit rating of Holdings or the Borrower by either S&P or Moody’s from that in effect immediately prior to the reorganization and (h) the Administrative Agent and the Lenders shall receive the benefit of such other representations and warranties, assurances, legal opinions (subject to customary qualifications and assumptions) and other documents with respect to such reorganization as may be reasonably requested by the Administrative Agent including, without limitation, to preserve as against the Parent, the New Borrower (if applicable) and other entities resulting from the reorganization the substance of Section 7, Section 8 and Section 9 hereof and the Parent, the New Borrower (if applicable), the other entities resulting from the reorganization, the Administrative Agent and the Lenders, each acting reasonably, shall enter into such amendments and other documents as requested or required by the Administrative Agent in accordance with the foregoing to give effect to the terms of this Agreement (including Section 11.19) with respect to a Permitted Reorganization and any consequential amendments required to preserve the substance of Section 7, Section 8 and Section 9 hereof.
          “Person”: an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture entity, Governmental Authority or other entity of whatever nature.
          “Plan”: any employee benefit plan as defined in Section 3(3) of ERISA, including any employee welfare benefit plan (as defined in Section 3(1) of ERISA), any employee pension benefit plan (as defined in Section 3(2) of ERISA), and any plan which is both an employee welfare benefit plan and an employee pension benefit plan, and in respect of which any Group Member or any ERISA Affiliate is an “employer” as defined in Section 3(5) of ERISA, excluding Foreign Benefit Arrangements, Foreign Plans, Canadian Benefit Plans and Canadian Pension Plans.
          “Pledged Stock”: as defined in the applicable Security Document.
          “PPSA”: the Personal Property Security Act (Alberta) (or any successor statute) or similar legislation of any other Canadian jurisdiction, the laws of which are required by such legislation to be applied in connection with the issue, perfection, enforcement, validity or effect of security interests.
          “Pro Forma Balance Sheet”: as defined in Section 5.1(a).
          “Pro Forma Financial Statements”: as defined in Section 5.1(a).
          “Pro Forma Statement of Operations”: as defined in Section 5.1(a).
          “Prohibited Transaction”: as defined in Section 406 of ERISA and Section 4975(f)(3) of the Code.
          “Projections”: as defined in Section 7.2(c).
          “Properties”: as defined in Section 5.18(a).
          “Qualified Securitization Financing”: any Securitization Financing that meets the following conditions: (a) the board of directors of the Borrower shall have determined in good faith that such Qualified Securitization Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Borrower and, if applicable, the Securitization Subsidiary, (b) all sales and/or contributions of Securitization Assets and related assets are made at fair market value (as determined in good faith by the Borrower) and (iii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Borrower) and may include Standard Securitization Undertakings. The grant of a security interest in any Securitization Assets of the Borrower or any of its Subsidiaries (other than a Securitization Subsidiary) to secure Indebtedness under this Agreement prior to engaging in any Securitization Financing shall not be deemed a Qualified Securitization Financing.
          “Recovery Event”: any settlement of or payment in excess of $5,000,000 in respect of (i) any property or casualty insurance claim or (ii) any condemnation or expropriation proceeding relating to any asset of any Group Member.
          “Redemption Notes”: the notes defined as such in the Trust Declaration.
          “Reference Lenders”: if there is only one Lender which is a bank under Schedule II or Schedule III to the Bank Act (Canada), such Lender and, if there is more than one Lender which is a bank under Schedule II or Schedule III to the Bank Act (Canada), any two of such Lenders agreed to by the Borrower and the Administrative Agent from time to time, each acting reasonably.
          “Refunded Swingline Loans”: as defined in Section 2.9(b).
          “Refunding Bankers’ Acceptance”: as defined in Section 2.6(e).
          “Register”: as defined in Section 11.6(b).
          “Regulation U”: Regulation U of the Board as in effect from time to time.
          “Reimbursement Obligation”: with respect to North American Letters of Credit, a North American Reimbursement Obligation, and with respect to Canadian Letters of Credit, a Canadian Reimbursement Obligation.
          “Reinvestment Deferred Amount”: with respect to any Reinvestment Event, the aggregate Net Cash Proceeds received by any Group Member in connection therewith that are not applied to prepay the Term Loans pursuant to Section 2.13(b) as a result of the delivery of a Reinvestment Notice.
          “Reinvestment Event”: any Asset Sale or Recovery Event in respect of which the Borrower has delivered a Reinvestment Notice.
          “Reinvestment Notice”: a written notice executed by a Responsible Officer stating that no Event of Default has occurred and is continuing and that the Borrower or the Parent (directly or indirectly through a Subsidiary) intends and expects to use all or a specified portion of the Net Cash Proceeds of an Asset Sale or Recovery Event to acquire, improve or repair assets useful in its business including Capital Expenditures and any Permitted Acquisitions.
          “Reinvestment Prepayment Amount”: with respect to any Reinvestment Event, the Reinvestment Deferred Amount relating thereto less any amount expended prior to the relevant Reinvestment Prepayment Date to acquire or repair assets useful in the Borrower’s business.
          “Reinvestment Prepayment Date”: with respect to any Reinvestment Event, the earlier of (a) the date occurring 12 months after such Reinvestment Event and (b) the date on which the Borrower shall have determined not to, or shall have otherwise ceased to, acquire or repair assets useful in the Borrower’s business with all or any portion of the relevant Reinvestment Deferred Amount.

          “Release”: any presence, release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leaching or migration of any Materials of Environmental Concern in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any Materials of Environmental Concern), or in, into or out of any vessel or facility, including the movement of any Materials of Environmental Concern through the air, soil, subsoil, surface, water, ground water, rock formation or otherwise.
          “Reorganization”: with respect to any Multiemployer Plan, the condition that such plan is in reorganization within the meaning of Section 4241 of ERISA.
          “Reportable Event”: any of the events set forth in Section 4043(c) of ERISA or the regulations issued thereunder, other than those events for which the thirty day notice period has been waived.
          “Required Amendment Lenders”: at any time, the Majority Facility Lenders in respect of each Facility; provided, that for purposes of this definition (a) the North American Revolving Facility, the Canadian Revolving Facility, the Tranche A-1 Term Facility and the Tranche A-2 Term Facility shall be deemed to collectively constitute a single Facility (and not individual Facilities) and (b) the Tranche B-1 Term Facility and the Tranche B-2 Term Facility shall be deemed to constitute a single Facility (and not individual Facilities).
          “Required Lenders”: at any time, the holders of more than 50% of (a) until the Closing Date, the Commitments then in effect and (b) thereafter, the sum of (i) the aggregate unpaid principal amount of the Term Loans then outstanding and (ii) the Total Revolving Commitments then in effect or, if the Revolving Commitments have been terminated, the Total Revolving Extensions of Credit then outstanding; provided, that the portion of (x) any Commitments of any Defaulting Lender, (y) any unpaid Term Loans then held by any Defaulting Lender and (z) the Revolving Extensions of Credit held by any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.
          “Requirement of Law”: as to any Person, the Certificate of Incorporation and By-Laws, Articles of Incorporation or Amalgamation or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.
          “Requisite Disruption Lenders”: with respect to any Facility, the Lenders representing more than 35% of each of (a) the number of Lenders in such Facility and (b) the aggregate unpaid principal amount of the Tranche A-1 Term Loans, the Tranche B-1 Term Loans, the Tranche B-2 Term Loans or the Total North American Revolving Extensions of Credit, as the case may be, outstanding under such Facility (or, in the case of the North American Revolving Facility, prior to any termination of the North American Revolving Commitments, the Lenders representing more than 35% of each of (i) the number of Lenders in such Facility and (ii) the Total North American Revolving Commitments); provided, that such Lenders are Lenders who, as a regular part of their businesses (and not primarily for the purpose of invoking Section 2.18), directly or indirectly fund in the Eurocurrency markets; provided, further, that for purposes of calculating “Requisite Disruption Lenders” the Tranche B-1 Term Facility and the Tranche B-2 Term Facility shall be deemed to constitute a single Facility (and not individual Facilities).
          “Responsible Officer”: the chief executive officer, president, chief financial officer or vice president, finance of the Borrower, but in any event, with respect to financial matters, the chief financial officer or vice president, finance of the Borrower.

          “Restricted Payments”: as defined in Section 8.6.
          “Revolving Commitment Period”: the period from and including the Closing Date to the Revolving Termination Date.
          “Revolving Commitments”: the collective reference to the North American Revolving Commitments and the Canadian Revolving Commitments.
          “Revolving Extensions of Credit”: the collective reference to the North American Revolving Extensions of Credit and the Canadian Revolving Extensions of Credit.
          “Revolving Lenders”: the collective reference to the North American Revolving Lenders and the Canadian Revolving Lenders.
          “Revolving Loans”: the collective reference to the North American Revolving Loans and the Canadian Revolving Loans.
          “Revolving Termination Date”: December 31, 2013.
          “S&P”: Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.
          “Sale and Repurchase Agreements”: the Sale and Repurchase Agreement, dated as of December 23, 2008, by and between the Borrower and Precision Lobos Corporation, as in effect on the Closing Date, and any other sale and repurchase agreements or similar agreements among any of the Loan Parties entered into after the date hereof; provided that any restrictions on Restricted Payments, payments of Indebtedness, loans, Investments, transfers  and other transactions contained in such other agreements which are subject to the restrictions in Section 8.15 of this Agreement are in the reasonable judgment of the Administrative Agent no more restrictive to any Loan Party in all material respects as the analogous restrictions in the Sale and Repurchase Agreement, dated as of December 23, 2008, and the applicable covenants therein are qualified so as to permit exceptions thereto (i) for the purpose of permitting payment of the Obligations under this Agreement and the other Loan Documents to the same extent in all material respects as the qualifications contained in the Sale and Repurchase Agreement, dated as of December 23, 2008, (ii) to permit the Liens under the Loan Documents and (iii) to subordinate any Liens (including backup Liens) thereunder to the Liens under the Loan Documents.
          “Schedule I Lender”: any Lender named on Schedule I to the Bank Act (Canada).
          “Schedule I Reference Banks”: Royal Bank of Canada and The Toronto-Dominion Bank, or any bank named on Schedule I to the Bank Act (Canada) as otherwise agreed by the Administrative Agent and the Borrower.
          “SEC”: the United States Securities and Exchange Commission, any successor thereto and any analogous Governmental Authority.
          “Securitization Assets”: the accounts receivable and related rights to payment subject to a Qualified Securitization Financing and the proceeds thereof.
          “Securitization Financing”: any transaction or series of transactions that may be entered into by the Borrower or any Subsidiary pursuant to which the Borrower or any Subsidiary may sell, convey or otherwise transfer to a Securitization Subsidiary, or may grant a security interest in, any

Securitization Assets of the Borrower or any Subsidiary, and any assets related thereto, including all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving Securitization Assets. Notwithstanding the foregoing, “Securitization Financing” shall also include any receivables factoring or securitization arrangements that deviate from the foregoing (including by not involving a Securitization Subsidiary) but contain parameters that are customary for such arrangements in Canada.
          “Securitization Repurchase Obligation”: any obligation of a seller of Securitization Assets in a Qualified Securitization Financing to repurchase Securitization Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.
          “Securitization Subsidiary”: a wholly owned Subsidiary of the Borrower (or another Person formed for the purposes of engaging in a Qualified Securitization Financing in which the Borrower or any Subsidiary makes an Investment and to which the Borrower or any Subsidiary transfers Securitization Assets and related assets) that engages in no activities other than in connection with the financing of Securitization Assets of the Borrower or any Subsidiaries, all proceeds thereof and all rights (contingent and other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the board of directors of the Borrower or such other Person (as provided below) as a Securitization Subsidiary and (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Borrower or any Subsidiary, other than another Securitization Subsidiary (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Borrower or any Subsidiary, other than another Securitization Subsidiary, in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Borrower or any Subsidiary, other than another Securitization Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which none of the Borrower or any Subsidiary, other than another Securitization Subsidiary, has any material contract, agreement, arrangement or understanding other than on terms which the Borrower reasonably believes to be no less favorable to the Borrower or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Borrower and (c) to which none of the Borrower or any Subsidiary, other than another Securitization Subsidiary, has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the board of directors of the Borrower or such other Person shall be evidenced to the Administrative Agent by delivery to the Administrative Agent of a certified copy of the resolution of the board of directors of the Borrower or such other Person giving effect to such designation and a certificate executed by a Responsible Officer certifying that such designation complied with the foregoing conditions.
          “Security Documents”: the collective reference to the US Guarantee and Collateral Agreement, the Canadian Collateral Agreement, the Mortgages (if any) and all other security documents or guarantees hereafter delivered to the Administrative Agent effecting a guarantee or granting a Lien on any property of any Person to secure the obligations and liabilities of any Loan Party under any Loan Document, including but not limited to those delivered pursuant to Section 7.11(a).
          “Senior Note Indenture”: the Indenture to be entered into in connection with the refinancing or exchange of the Bridge Loans, among the Borrower and certain Subsidiaries, pursuant to which the Senior Notes shall be issued, together with any guaranties entered into by the Borrower or such

Subsidiaries in connection therewith, as amended, supplemented or otherwise modified from time to time as permitted hereunder.
          “Senior Notes”: senior unsecured notes with a stated maturity no earlier than the date that is six months after the Tranche B-1 Maturity Date and the Tranche B-2 Maturity Date to be issued in connection with the refinancing or exchange of the Bridge Loans under the Senior Notes Indenture or the Bridge Credit Agreement, as applicable.
          “Solvent”: (a) when used with respect to any Person organized in the United States, means that, as of any date of determination, (i) the amount of the “present fair saleable value” of the assets of such Person will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise”, as of such date, as such quoted terms are determined in accordance with applicable federal, state and provincial laws governing determinations of the insolvency of debtors, (ii) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (iii) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, and (iv) such Person will be able to pay its debts as they mature and (b) when used with respect to any Person organized in Canada, means that, as of any date of determination, such Person is not an Insolvent Person. For purposes of this definition, (A) “debt” means liability on a “claim”, and (B) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.
          “Specified Cash Management Agreement”: any agreement providing for treasury, depositary, purchasing card or cash management services, including in connection with any automated clearing house transfers of funds or any similar transactions between the Borrower or any Guarantor and any Lender or affiliate thereof. For the avoidance of doubt, the Centralized Banking Agreement shall constitute a Specified Cash Management Agreement.
          “Specified Change of Control”: a “Change of Control” (or any other defined term having a similar purpose substituted in lieu thereof) as defined in the Bridge Credit Agreement or the Senior Note Indenture.
          “Specified Operating Facilities”: one or more bilateral operating facilities provided by Royal Bank of Canada and/or other Lenders or the respective affiliates thereof to the Borrower and/or any Guarantor providing for borrowings to be made and/or letters of credit to be issued pursuant thereto in an aggregate amount not to exceed $60,000,000 (or, prior to the date that is 60 days following the Closing Date, $70,000,000), including but not limited to the facilities described on Schedule 1.1C.
          “Specified Representations”: (a) the representations made by or on behalf of the Target in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that the Borrower (or Holdings) has the right to terminate its obligations under the Acquisition Agreement as a result of the breach of such representations in the Acquisition Agreement and (b) the representations and warranties set forth in Sections 5.4, 5.5, 5.11, 5.15, and 5.17.
          “Specified Swap Agreement”: any Swap Agreement in respect of interest rates or currency exchange rates entered into by the Borrower or any Guarantor and any Person that is a Lender or an affiliate of a Lender at the time such Swap Agreement is entered into.

          “Standard Securitization Undertakings”: representations, warranties, covenants and indemnities entered into by the Borrower or any Subsidiary of the Borrower which the Borrower has determined in good faith to be customary, necessary or advisable in a Securitization Financing.
          “Subject Property”: as defined in Section 8.3(g).
          “Subsidiary”: as to any Person, a corporation, partnership, limited liability company, unlimited liability company, trust or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to a Subsidiary or Subsidiaries of Holdings.
          “Subsidiary Guarantor”: (a) each Material Subsidiary of Holdings (other than the Borrower) organized in Canada or the United States other than any Excluded Subsidiary, (b) each other Subsidiary of Holdings party to the US Guarantee and Collateral Agreement and, if organized in Canada, the Canadian Collateral Agreement and (c) each other Subsidiary of Holdings party to the applicable Security Documents pursuant to Section 7.11(a).
          “Swap Agreement”: any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of Holdings or any of its Subsidiaries shall be a “Swap Agreement”.
          “Swingline Commitment”: the obligation of the Swingline Lender to make Swingline Loans pursuant to Section 2.8 in an aggregate principal amount at any one time outstanding not to exceed $10,000,000.
          “Swingline Lender”: Royal Bank of Canada, in its capacity as the lender of Swingline Loans.
          “Swingline Loans”: as defined in Section 2.8(a).
          “Swingline Participation Amount”: as defined in Section 2.9(c).
          “Syndication Agent”: as defined in the preamble hereto.
          “Target”: Grey Wolf, Inc., a Texas corporation.
          “Target Material Adverse Effect”: with respect to the Target, a material adverse effect on the business, results of operations, or condition (financial or otherwise) of the Target and its Subsidiaries, taken as a whole, except to the extent any such effect results from: (a) changes in the industry in which the Target or its Subsidiaries operate or in the economy or the financial, securities or credit markets in the U.S. or elsewhere in the world, including any regulatory or political conditions or developments, or any outbreak or escalation of hostilities or declared or undeclared acts of war, terrorism, insurrection or natural disasters, that do not disproportionately affect the business, results of operations or condition

(financial or otherwise) of the Target and its Subsidiaries, taken as a whole, relative to other industry participants, in any material respect (b) the execution or public disclosure of the Acquisition Agreement or the consummation or the pendency of the transactions contemplated thereby, (c) fluctuations in the price or trading volume of shares of any trading stock of the Target (provided, however, that the exception in this clause (c) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such fluctuation has resulted in, or contributed to, a Target Material Adverse Effect), (d) changes in Applicable Law (as defined in the Acquisition Agreement) or in U.S. GAAP (as defined in the Acquisition Agreement) (or the interpretation thereof) after the date of the Acquisition Agreement that do not disproportionately affect the business, results of operations or condition (financial or otherwise) of the Target and its Subsidiaries, taken as a whole, relative to other industry participants, in any material respect, (e) any legal proceedings made or brought by any of the current or former holders of Equity Interests (as defined in the Acquisition Agreement) of the Target (or on their behalf or on behalf of such Persons) arising out of or related to the Acquisition Agreement or any of the transactions contemplated thereby, or (f) any failure by the Target to meet any published analyst estimates or expectations regarding the Target’s revenue, earnings or other financial performance or results of operations for any period or any failure by the Target to meet its internal budgets, plans or forecasts regarding its revenues, earnings or other financial performance or results of operations (provided, however, that the exception in this clause (f) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such failure has resulted in, or contributed to, a Target Material Adverse Effect).
          “TED Spread”: at any time, the spread between 3-month LIBOR and the 3-month U.S. Treasury bill rate (rounded upwards, if necessary, to the nearest 1/100 of 1%) as shown on page “.TEDSP {index} HP go” on the Bloomberg terminal (or on any successor or substitute page of such service, or any successor to or substitute for such service, providing such a quotation comparable to that which is currently provided on such page of such service, as determined by the Administrative Agent from time to time for purposes of providing an equivalent quotation under this definition) as of such time.
          “Temporary Revolving Borrowings”: as defined in Section 5.17.
          “Term Lenders”: the collective reference to the Tranche A-1 Term Lenders, the Tranche A-2 Term Lenders, the Tranche B-1 Term Lenders, the Tranche B-2 Term Lenders and the Incremental Term Loan Lenders.
          “Term Loans”: the collective reference to the Tranche A-1 Term Loans, the Tranche A-2 Term Loans, the Tranche B-1 Term Loans, the Tranche B-2 Term Loans and the Incremental Term Loans.
          “Total Canadian Revolving Commitments”: at any time, the aggregate amount of the Canadian Revolving Commitments then in effect. The original amount of the Total Canadian Revolving Commitments is C$22,500,000.
          “Total Canadian Revolving Extensions of Credit”: at any time, the aggregate amount of the Canadian Revolving Extensions of Credit of the Canadian Revolving Lenders outstanding at such time.
          “Total North American Revolving Commitments”: at any time, the aggregate amount of the North American Revolving Commitments then in effect. The original amount of the Total North American Revolving Commitments is $381,116,240.

          “Total North American Revolving Extensions of Credit”: at any time, the aggregate amount of the North American Revolving Extensions of Credit of the North American Revolving Lenders outstanding at such time.
          “Total Revolving Commitments”: at any time, the aggregate amount of the Revolving Commitments then in effect.
          “Total Revolving Extensions of Credit”: at any time, the aggregate amount of the Revolving Extensions of Credit of the Revolving Lenders outstanding at such time.
          “Tranche A Term Loans”: the collective reference to the Tranche A-1 Term Loans and the Tranche A-2 Term Loans.
          “Tranche A-1 Maturity Date”: December 23, 2013.
          “Tranche A-1 Term Commitment”: as to any Lender, the obligation of such Lender, if any, to make a Tranche A-1 Term Loan to the Borrower in a principal amount not to exceed the amount set forth under the heading “Tranche A-1 Term Commitment” opposite such Lender’s name on Schedule 1.1A. The original aggregate amount of the Tranche A-1 Term Commitments is $381,116,240.
          “Tranche A-1 Term Lender”: each Lender that has a Tranche A-1 Term Commitment or that holds a Tranche A-1 Term Loan.
          “Tranche A-1 Term Loan”: as defined in Section 2.1.
          “Tranche A-1 Term Percentage”: as to any Tranche A-1 Term Lender at any time, the percentage which such Lender’s Tranche A-1 Term Commitment then constitutes of the aggregate Tranche A-1 Term Commitments (or, at any time after the Closing Date, the percentage which the aggregate principal amount of such Lender’s Tranche A-1 Term Loans then outstanding constitutes of the aggregate principal amount of the Tranche A-1 Term Loans then outstanding).
          “Tranche A-2 Maturity Date”: December 23, 2013.
          “Tranche A-2 Term Commitment”: as to any Lender, the obligation of such Lender, if any, to make a Tranche A-2 Term Loan to the Borrower in a principal amount not to exceed the amount set forth under the heading “Tranche A-2 Term Commitment” opposite such Lender’s name on Schedule 1.1A. The original aggregate amount of the Tranche A-2 Term Commitments is C$22,500,000.
          “Tranche A-2 Term Lender”: each Lender that has a Tranche A-2 Term Commitment or that holds a Tranche A-2 Term Loan.
          “Tranche A-2 Term Loan”: as defined in Section 2.1.
          “Tranche A-2 Term Percentage”: as to any Tranche A-2 Term Lender at any time, the percentage which such Lender’s Tranche A-2 Term Commitment then constitutes of the aggregate Tranche A-2 Term Commitments (or, at any time after the Closing Date, the percentage which the aggregate principal amount of such Lender’s Tranche A-2 Term Loans then outstanding constitutes of the aggregate principal amount of the Tranche A-2 Term Loans then outstanding).
          “Tranche B Term Loans”: the collective reference to the Tranche B-1 Term Loans and the Tranche B-2 Term Loans.

          “Tranche B-1 Maturity Date”: September 30, 2014.
          “Tranche B-1 Term Commitment”: as to any Lender, the obligation of such Lender, if any, to make a Tranche B-1 Term Loan to the Borrower in a principal amount not to exceed the amount set forth under the heading “Tranche B-1 Term Commitment” opposite such Lender’s name on Schedule 1.1A. The original aggregate amount of the Tranche B-1 Term Commitments is $325,000,000.
          “Tranche B-1 Term Lender”: each Lender that has a Tranche B-1 Term Commitment or that holds a Tranche B-1 Term Loan.
          “Tranche B-1 Term Loan”: as defined in Section 2.1.
          “Tranche B-1 Term Percentage”: as to any Tranche B-1 Term Lender at any time, the percentage which such Lender’s Tranche B-1 Term Commitment then constitutes of the aggregate Tranche B-1 Term Commitments (or, at any time after the Closing Date, the percentage which the aggregate principal amount of such Lender’s Tranche B-1 Term Loans then outstanding constitutes of the aggregate principal amount of the Tranche B-1 Term Loans then outstanding).
          “Tranche B-2 Maturity Date”: September 30, 2014.
          “Tranche B-2 Term Commitment”: as to any Lender, the obligation of such Lender, if any, to make a Tranche B-2 Term Loan to the Borrower in a principal amount not to exceed the amount set forth under the heading “Tranche B-2 Term Commitment” opposite such Lender’s name on Schedule 1.1A. The original aggregate amount of the Tranche B-2 Term Commitments is $75,000,000.
          “Tranche B-2 Term Lender”: each Lender that has a Tranche B-2 Term Commitment or that holds a Tranche B-2 Term Loan.
          “Tranche B-2 Term Loan”: as defined in Section 2.1.
          “Tranche B-2 Term Percentage”: as to any Tranche B-2 Term Lender at any time, the percentage which such Lender’s Tranche B-2 Term Commitment then constitutes of the aggregate Tranche B-2 Term Commitments (or, at any time after the Closing Date, the percentage which the aggregate principal amount of such Lender’s Tranche B-2 Term Loans then outstanding constitutes of the aggregate principal amount of the Tranche B-2 Term Loans then outstanding).
          “Transferee”: any Assignee or Participant.
          “Trust Conversion Capex”: as defined in Section 8.7(b).
          “Trust Declaration”: the Declaration of Trust of Holdings, dated as of September 22, 2005, between the settlor and the Trustees named therein, as amended, supplemented or otherwise modified from time to time, as permitted hereunder.
          “Trust Distribution Amount”: with respect to (A) (i) the Computation Period ending June 30, 2009, (ii) the Computation Period ending September 30, 2009, and (iii) any Computation Period ending thereafter prior to or during which a Permitted Reorganization is completed, in each case, (x) an amount equal to 20% of the lesser of (1) Operating Cash Flow Before Working Capital for such period and (2) the Base Case Operating Cash Flow Before Working Capital for such period, plus (y) an amount equal to 50% of the amount, if any, by which Operating Cash Flow Before Working Capital for such period exceeds the Base Case Operating Cash Flow for such period and (B) any Computation Period thereafter, an amount determined by the Parent’s board of directors in compliance with all Requirements of Law.
          “Trust Fund”: the “Trust Assets” as defined in the Trust Declaration.
          “Trust Units”: the trust units of Holdings representing beneficial ownership interests therein and created, issued and certified under the Trust Declaration as from time to time outstanding and entitled to the benefits thereof but excluding any Special Voting Unit as provided for in the Trust Declaration.
          “Trustees”: the trustees of Precision Drilling Trust from time to time and being, on the date hereof, Robert J.S. Gibson, Patrick M. Murray and Allen Hagerman. Prior to a Permitted Reorganization, references herein to Precision Drilling Trust or Holdings include the Trustees in their capacity as trustees of Precision Drilling Trust.
          “Type”: as to any Loan, its nature as an ABR Loan, a Eurodollar Loan, a Canadian Prime Rate Loan or a Bankers’ Acceptance.
          “United States”: the United States of America.
          “Upgrade Capital Expenditures”: all Capital Expenditures of Holdings and its Subsidiaries made to maintain its and its Subsidiaries’ assets and existing service levels, including betterments and replacements to existing assets, as determined consistent with past practice.
          “US GAAP”: generally accepted accounting principles in the United States as in effect from time to time, except that for purposes of Section 8.1, US GAAP shall be determined on the basis of such principles in effect on the date hereof and consistent with those used in the preparation of the most recent audited financial statements referred to in Section 5.1(b). In the event that any “Accounting Change” (as defined below) shall occur and such change results in a change in the method of calculation of financial covenants, standards or terms in this Agreement, then the Borrower and the Administrative Agent agree to enter into negotiations in order to amend such provisions of this Agreement so as to reflect equitably such Accounting Changes with the desired result that the criteria for evaluating the Borrower’s financial condition shall be substantially the same after such Accounting Changes as if such Accounting Changes had not been made. Until such time as such an amendment shall have been executed and delivered by the Borrower, the Administrative Agent and the Required Amendment Lenders, all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed as if such Accounting Changes had not occurred. “Accounting Changes” refers to changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board of the American Institute of Certified Public Accountants or, if applicable, the SEC.
          “US Guarantee and Collateral Agreement”: the Guarantee and Collateral Agreement to be executed and delivered by Holdings, the Borrower and each Subsidiary Guarantor, substantially in the form of Exhibit A-1.
          “Voting and Exchange Trust Agreement”: the Voting and Exchange Trust Agreement, dated as of November 7, 2005, among Holdings, Precision Drilling Limited Partnership and Computershare Trust Company of Canada, as amended, supplemented or otherwise modified from time to time, as permitted hereunder.

          “Voting Capital Stock”: as to any Person, the Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of capital stock or other equity interest has voting power by reason of any contingency) to vote in the election of the board of Trustees or board of directors, as the case may be, of such Person.
          “Wholly Owned North American Subsidiary Guarantor”: any North American Subsidiary Guarantor that is a Wholly Owned Subsidiary of Holdings.
          “Wholly Owned Subsidiary”: as to any Person, any other Person all of the Capital Stock of which (other than directors’ qualifying shares required by law and, in the case of Precision Drilling Limited Partnership, other than Exchangeable LP Units) is owned by such Person directly and/or through other Wholly Owned Subsidiaries.
          “Withdrawal Liability”: any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Title IV of ERISA.
          1.2 Other Definitional Provisions. (a) Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in the other Loan Documents or any certificate or other document made or delivered pursuant hereto or thereto.
          (b) As used herein and in the other Loan Documents, and any certificate or other document made or delivered pursuant hereto or thereto, (i) accounting terms relating to any Group Member not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings given to them under GAAP, (ii) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, (iii) the word “incur” shall be construed to mean incur, create, issue, assume, become liable in respect of or suffer to exist (and the words “incurred” and “incurrence” shall have correlative meanings), (iv) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, Capital Stock, securities, revenues, accounts, leasehold interests and contract rights, and (v) references to agreements or other Contractual Obligations shall, unless otherwise specified, be deemed to refer to such agreements or Contractual Obligations as amended, supplemented, restated or otherwise modified from time to time.
          (c) The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Exhibit references are to this Agreement unless otherwise specified.
          (d) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.
          1.3 Currency. Whenever any amount is to be determined hereunder, including but not limited to purposes of calculating any amount outstanding under a Facility, except for any such amount which is plainly to be determined in Canadian Dollars, such amount shall be determined by the Administrative Agent in Dollars by calculating the Dollar Equivalent Amount of any portion of such amount denominated in Canadian Dollars and adding such amount to any Dollar-denominated portion of such amount.
          1.4 Concerning the Trustees. The parties hereto acknowledge that Precision Drilling Corporation , solely in its capacity as administrator of Precision Drilling Trust (in such capacity, the “Administrator”), is entering into this Agreement in such capacity as agent for and on behalf of Precision

Drilling Trust and the obligations of Precision Drilling Trust hereunder shall not be binding upon any of the Trustees in a personal capacity, but only in their capacity as Trustees, and that any recourse against Precision Drilling Trust, the Trustees, the Administrator (in such capacity) or any of the holders of Trust Units or any annuitant under a plan of which a holder of Trust Units is a trustee or carrier (an “annuitant”) in any manner in respect of any indebtedness, obligation or liability of Precision Drilling Trust arising hereunder or in connection herewith or from matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund.
SECTION 2. AMOUNT AND TERMS OF COMMITMENTS
          2.1 Term Commitments. Subject to the terms and conditions hereof, (a) each Tranche A-1 Term Lender severally agrees to make a term loan in Dollars (a “Tranche A-1 Term Loan”) to the Borrower on the Closing Date in an amount not to exceed the amount of the Tranche A-1 Term Commitment of such Lender, (b) each Tranche A-2 Term Lender severally agrees to make a term loan in Canadian Dollars (a “Tranche A-2 Term Loan”) to the Borrower on the Closing Date in an amount not to exceed the amount of the Tranche A-2 Term Commitment of such Lender, (c) each Tranche B-1 Term Lender severally agrees to make a term loan in Dollars (a “Tranche B-1 Term Loan”) to the Borrower on the Closing Date in an amount not to exceed the amount of the Tranche B-1 Term Commitment of such Lender and (d) each Tranche B-2 Term Lender severally agrees to make a term loan in Dollars (a “Tranche B-2 Term Loan”) to the Borrower on the Closing Date in an amount not to exceed the amount of the Tranche B-2 Term Commitment of such Lender. The Term Loans may from time to time be (i) in the case of the Tranche A-1 Term Loans and Tranche B Term Loans, Eurodollar Loans or ABR Loans, and (ii) in the case of the Tranche A-2 Term Loans, Canadian Prime Rate Loans or Bankers’ Acceptances, in each case as determined by the Borrower and notified to the Administrative Agent in accordance with Sections 2.2, 2.6 and 2.14.
          2.2 Procedure for Term Loan Borrowing. The Borrower shall give the Administrative Agent irrevocable notice (which notice must be received by the Administrative Agent prior to 10:00 A.M., New York City time, one Business Day prior to the anticipated Closing Date) requesting that the Term Lenders make the Term Loans on the Closing Date and specifying the amount to be borrowed. The Term Loans made on the Closing Date shall initially be (i) in the case of the Tranche A-1 Term Loans and Tranche B Term Loans, ABR Loans, and (ii) in the case of Tranche A-2 Term Loans, Canadian Prime Rate Loans. Upon receipt of such notice the Administrative Agent shall promptly notify each Term Lender thereof. Not later than 12:00 Noon, New York City time, on the Closing Date each Term Lender shall make available to the Administrative Agent at the Funding Office an amount in immediately available funds equal to the Term Loan or Term Loans to be made by such Lender. The Administrative Agent shall credit the account of the Borrower on the books of such office of the Administrative Agent with the aggregate of the amounts made available to the Administrative Agent by the Term Lenders in immediately available funds.
          2.3 Repayment of Term Loans. (a) The Tranche A-1 Term Loan of each Tranche A-1 Term Lender shall mature in 20 consecutive quarterly installments, each of which shall be repayable in Dollars and shall be in an amount equal to such Lender’s Tranche A-1 Term Percentage multiplied by the amount set forth below opposite such installment payment date:

Installment Payment Date	Principal Amount
March 31, 2009	$4,763,953.00
June 30, 2009	$4,763,953.00
September 30, 2009	$4,763,953.00
December 31, 2009	$4,763,953.00
March 31, 2010	$9,527,906.00
June 30, 2010	$9,527,906.00
September 30, 2010	$9,527,906.00
December 31, 2010	$9,527,906.00
March 31, 2011	$9,527,906.00
June 30, 2011	$9,527,906.00
September 30, 2011	$9,527,906.00
December 31, 2011	$9,527,906.00
March 31, 2012	$14,291,859.00
June 30, 2012	$14,291,859.00
September 30, 2012	$14,291,859.00
December 31, 2012	$14,291,859.00
March 31, 2013	$14,291,859.00
June 30, 2013	$14,291,859.00
September 30, 2013	$14,291,859.00
December 23, 2013	$185,794,167.00
          (b) The Tranche A-2 Term Loan of each Tranche A-2 Term Lender shall mature in 20 consecutive quarterly installments, each of which shall be repayable in Canadian Dollars and shall be in an amount equal to such Lender’s Tranche A-2 Term Percentage multiplied by the amount set forth below opposite such installment payment date:

Installment Payment Date	Principal Amount
March 31, 2009	C$	281,250
June 30, 2009	C$	281,250
September 30, 2009	C$	281,250
December 31, 2009	C$	281,250
March 31, 2010	C$	562,500
June 30, 2010	C$	562,500
September 30, 2010	C$	562,500
December 31, 2010	C$	562,500
March 31, 2011	C$	562,500
June 30, 2011	C$	562,500
September 30, 2011	C$	562,500
December 31, 2011	C$	562,500
March 31, 2012	C$	843,750
June 30, 2012	C$	843,750
September 30, 2012	C$	843,750
December 31, 2012	C$	843,750
March 31, 2013	C$	843,750
June 30, 2013	C$	843,750
September 30, 2013	C$	843,750
December 23, 2013	C$	10,968,750

          (c) The Tranche B-1 Term Loan of each Tranche B-1 Term Lender shall mature in 23 consecutive quarterly installments, each of which shall be repayable in Dollars and shall be in an amount equal to such Lender’s Tranche B-1 Term Percentage multiplied by the amount set forth below opposite such installment payment date:

Installment Payment Date	Principal Amount
March 31, 2009	$4,062,500
June 30, 2009	$4,062,500
September 30, 2009	$4,062,500
December 31, 2009	$4,062,500
March 31, 2010	$4,062,500
June 30, 2010	$4,062,500
September 30, 2010	$4,062,500
December 31, 2010	$4,062,500
March 31, 2011	$4,062,500
June 30, 2011	$4,062,500
September 30, 2011	$4,062,500
December 31, 2011	$4,062,500
March 31, 2012	$4,062,500
June 30, 2012	$4,062,500
September 30, 2012	$4,062,500
December 31, 2012	$4,062,500
March 31, 2013	$4,062,500
June 30, 2013	$4,062,500
September 30, 2013	$4,062,500
December 31, 2013	$4,062,500
March 31, 2014	$4,062,500
June 30, 2014	$4,062,500
September 30, 2014	$235,625,000
          (d) The Tranche B-2 Term Loan of each Tranche B-2 Term Lender shall mature in 23 consecutive quarterly installments, each of which shall be repayable in Dollars and shall be in an amount equal to such Lender’s Tranche B-2 Term Percentage multiplied by the amount set forth below opposite such installment payment date:

Installment Payment Date	Principal Amount
March 31, 2009	$937,500
June 30, 2009	$937,500
September 30, 2009	$937,500
December 31, 2009	$937,500
March 31, 2010	$937,500
June 30, 2010	$937,500
September 30, 2010	$937,500
December 31, 2010	$937,500
March 31, 2011	$937,500
June 30, 2011	$937,500
September 30, 2011	$937,500
December 31, 2011	$937,500
March 31, 2012	$937,500
June 30, 2012	$937,500
September 30, 2012	$937,500
December 31, 2012	$937,500
March 31, 2013	$937,500
June 30, 2013	$937,500
September 30, 2013	$937,500
December 31, 2013	$937,500
March 31, 2014	$937,500
June 30, 2014	$937,500
September 30, 2014	$54,375,000
          2.4 Revolving Commitments. (a) Subject to the terms and conditions hereof, (i) each North American Revolving Lender severally agrees to make revolving credit loans in Dollars or Canadian Dollars and to extend credit by way of acceptance of Bankers’ Acceptances (such loans and acceptance of Bankers’ Acceptances, the “North American Revolving Loans”) to the Borrower from time to time during the Revolving Commitment Period in an aggregate principal amount (expressed as a Dollar Equivalent Amount) at any one time outstanding which, when added to such Lender’s North American Revolving Percentage of the sum of (A) the North American L/C Obligations then outstanding and (B) the aggregate principal amount of the Swingline Loans then outstanding, does not exceed the amount of such Lender’s North American Revolving Commitment and (ii) each Canadian Revolving Lender severally agrees to make revolving credit loans in Canadian Dollars and to extend credit by way of acceptance of Bankers’ Acceptances (such loans and acceptance of Bankers’ Acceptances, the “Canadian Revolving Loans”) to the Borrower from time to time during the Revolving Commitment Period in an aggregate principal amount (expressed as a Dollar Equivalent Amount) at any one time outstanding which, when added to such Lender’s Canadian Revolving Percentage of the Canadian L/C Obligations then outstanding, does not exceed the amount of such Lender’s Canadian Revolving Commitment. During the Revolving Commitment Period the Borrower may use the Revolving Commitments by borrowing, prepaying the Revolving Loans in whole or in part, and reborrowing (including by requesting the Revolving Lenders to accept and purchase Bankers’ Acceptances), all in accordance with the terms and conditions hereof. The Revolving Loans may from time to time be (i) in the case of North American Revolving Loans denominated in Dollars, Eurodollar Loans or ABR Loans and (ii) in the case of North American Revolving Loans denominated in Canadian Dollars and Canadian Revolving Loans, Canadian Prime Rate Loans or Bankers’ Acceptances, in each case as determined by the Borrower and notified to the Administrative Agent in accordance with Sections 2.5, 2.6 and 2.14.

          (b) The Borrower shall repay all outstanding Revolving Loans to the applicable Lenders and in the currency in which they were borrowed on the Revolving Termination Date.
          2.5 Procedure for Revolving Loan Borrowing. The Borrower may borrow under the Revolving Commitments during the Revolving Commitment Period on any Business Day, provided that the Borrower shall give the Administrative Agent irrevocable notice (which notice must be received by the Administrative Agent prior to 12:00 Noon, New York City time, (a) three Business Days prior to the requested Borrowing Date, in the case of Eurodollar Loans, (b) two Business Days prior to the requested Borrowing Date, in the case of Bankers’ Acceptances, or (c) one Business Day prior to the requested Borrowing Date, in the case of ABR Loans or Canadian Prime Rate Loans) (provided that any such notice of a borrowing of ABR Loans or Canadian Prime Rate Loans under the North American Revolving Facility to finance payments required by Section 3.5 or Section 4.5 may be given not later than 10:00 A.M., New York City time, on the date of the proposed borrowing), specifying (i) the amount and Type of Revolving Loans to be borrowed and, in the case of North American Revolving Loans, whether such Loans shall be denominated in Dollars or Canadian Dollars, (ii) the requested Borrowing Date and (iii) in the case of Eurodollar Loans and Bankers’ Acceptances, the respective amounts of each such Type of Loan and the respective lengths of the initial Interest Period or Contract Period therefor, as the case may be. Any Revolving Loans made on the Closing Date shall initially be ABR Loans or Canadian Prime Rate Loans. Each borrowing under the Revolving Commitments shall be in an amount equal to (w) in the case of ABR Loans, $1,000,000 or a whole multiple thereof (or, if the then aggregate Available North American Revolving Commitments are less than $1,000,000, such lesser amount), (x) in the case of Eurodollar Loans, $5,000,000 or a whole multiple of $1,000,000 in excess thereof, (y) in the case of Canadian Prime Rate Loans, C$1,000,000 or a whole multiple thereof (or, if the then aggregate Available North American Revolving Commitments or Canadian Revolving Commitments, as applicable, are less than C$1,000,000, such lesser amount) and (z) in the case of Bankers’ Acceptances, C$1,000,000 or a whole multiple thereof; provided, that the Swingline Lender may request, on behalf of the Borrower, borrowings under the North American Revolving Commitments that are ABR Loans or Canadian Prime Rate Loans in other amounts pursuant to Section 2.9. Upon receipt of any such notice from the Borrower, the Administrative Agent shall promptly notify each North American Revolving Lender or Canadian Revolving Lender, as applicable, thereof. Each Revolving Lender will make the amount of its pro rata share of each borrowing available to the Administrative Agent for the account of the Borrower at the Funding Office prior to 1:00 P.M., New York City time, on the Borrowing Date requested by the Borrower in funds immediately available to the Administrative Agent. Such borrowing will then be made available to the Borrower by the Administrative Agent crediting the account of the Borrower on the books of such office with the aggregate of the amounts made available to the Administrative Agent by the Revolving Lenders and in like funds as received by the Administrative Agent. Each Revolving Lender shall make available to the Borrower Bankers’ Acceptance borrowings during the Revolving Commitment Period in accordance with and pursuant to the procedures set forth in Section 2.6.
          2.6 Bankers’ Acceptances. (a) The Borrower may issue Bankers’ Acceptances denominated in Canadian Dollars for acceptance and purchase by the Canadian Revolving Lenders, the North American Revolving Lenders and the Tranche A-2 Term Lenders, as applicable, each in accordance with the provisions of this Section 2.6.
          (b) Procedures.
          (i) Term. Bankers’ Acceptances shall be issued and shall mature on a Business Day. Each Bankers’ Acceptance shall have a term, subject to availability in the market, of 30, 60, or 90 days or such other period as may be agreed by the Canadian Revolving Lenders, the North American Revolving Lenders or the Tranche A-2 Term Lenders, as the case may be, shall mature on or before the Revolving Termination Date or the Tranche A-2 Maturity Date,

as applicable, and shall be in form and substance reasonably satisfactory to each Canadian Revolving Lender, North American Revolving Lender or Tranche A-2 Term Lender, as applicable.
          (ii) Depository Bills and Notes Act. It is the intention of the parties that, pursuant to the Depository Bills and Notes Act (Canada) (“DBNA”), all Bankers’ Acceptances accepted by the Lenders (other than Old System Lenders) under this Agreement shall be issued in the form of a “depository bill” (as defined in the DBNA), deposited with, and made payable to, a “clearing house” (as defined in the DBNA) including, without limitation, The Canadian Depository for Securities Limited or its nominee, CDS & Co. (“CDS”). The Administrative Agent, the Canadian Revolving Lenders, the North American Revolving Lenders and the Tranche A-2 Term Lenders (other than Old System Lenders) shall, inter alia, effect the following and, subject to the approval of the Borrower and the Majority Facility Lenders in respect of Canadian Revolving Loans, North American Revolving Loans and Tranche A-2 Term Loans, establish and notify the Borrower and such Lenders of any additional procedures, consistent with the terms of this Agreement and the quarterly requirements of the DBNA, as are reasonably necessary to accomplish such intention including, without limitation:
(A)	each Bankers’ Acceptance accepted by a Lender (other than an Old System Lender) hereunder shall have marked prominently and legibly on its face a notation to the effect that it is issued subject to the DBNA;

(B)	any reference to authentication of the Bankers’ Acceptance will be removed; and

(C)	such Bankers’ Acceptance shall not be marked with any words prohibiting negotiation, transfer or assignment of it or of any interest in it.
          (iii) Power of Attorney – Bankers’ Acceptances. As a condition precedent to each Lender’s obligation to accept and purchase Bankers’ Acceptances hereunder, and subject to the DBNA compliance requirements set forth in Section 2.6(b)(ii), the Borrower agrees to the Power of Attorney Terms – Bankers’ Acceptances set out in Schedule 2.6(b).
          (iv) Issuance of Bankers’ Acceptances. Promptly following receipt of a notice of borrowing by way of Bankers’ Acceptances, the Administrative Agent shall so advise the Canadian Revolving Lenders, North American Revolving Lenders or Tranche A-2 Term Lenders, as applicable, and shall advise each such Lender of the face amount of each Draft to be accepted and purchased by it and the Contract Period thereof (which shall be identical for all applicable Lenders). The aggregate face amount of Drafts to be accepted by a Canadian Revolving Lender, North American Revolving Lender or Tranche A-2 Term Lender shall be determined by the Administrative Agent on a ratable basis by reference to the respective Canadian Revolving Commitments of the Canadian Revolving Lenders, North American Revolving Commitments of the North American Revolving Lenders or Tranche A-2 Term Commitments of the Tranche A-2 Term Lenders, as applicable, except that, if the face amount of a Draft which would otherwise be accepted by a Lender would not be C$100,000 or a whole multiple thereof, such face amount shall be increased or reduced by the Administrative Agent in its sole and unfettered discretion to the nearest whole multiple of C$100,000.

          (v) Acceptance of Bankers’ Acceptances. Each Draft to be accepted by a Canadian Revolving Lender, North American Revolving Lender or Tranche A-2 Term Lender shall be accepted at such Lender’s Canadian lending office.
          (vi) Purchase of Bankers’ Acceptances. Each Canadian Revolving Lender, North American Revolving Lender or Tranche A-2 Term Lender, as applicable, shall be required to purchase from the Borrower on the Borrowing Date, at the applicable Discount Rate, the Bankers’ Acceptances accepted by it on such date and to provide to the Administrative Agent the Discount Proceeds thereof not later than 12:00 Noon, New York City time, on such Borrowing Date for the account of the Borrower. The Acceptance Fee payable by the Borrower to such Lender in respect of each Bankers’ Acceptance accepted and purchased by such Lender from the Borrower shall be set off against the Discount Proceeds payable by such Lender hereunder. Not later than 2:00 P.M., New York City time, on such Borrowing Date, the Administrative Agent shall make such Discount Proceeds available to the Borrower by crediting the account(s) designated by the Borrower with the aggregate of the amounts made available to the Administrative Agent by the Canadian Revolving Lenders, North American Revolving Lenders or Tranche A-2 Term Lenders, as applicable, and in like funds as received by the Administrative Agent.
          (vii) Sale of Bankers’ Acceptances. Each Canadian Revolving Lender, North American Revolving Lender and Tranche A-2 Term Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers’ Acceptances accepted and purchased by it.
          (viii) Waiver of Presentment and Other Conditions. The Borrower waives presentment for payment and, except to the extent of the gross negligence or willful misconduct of any applicable Tranche A-2 Term Lender, Canadian Revolving Lender or North American Revolving Lender, any other defense to payment of any amounts due to any such Lender in respect of a Bankers’ Acceptance accepted by it pursuant to this Agreement which might exist solely by reason of such Bankers’ Acceptance being held, at the maturity thereof, by such Lender in its own right and the Borrower agrees not to claim any days of grace if such Lender as holder sues the Borrower on the Bankers’ Acceptance for payment of the amount payable by the Borrower thereunder.
          (c) If a Canadian Revolving Lender, North American Revolving Lender or Tranche A-2 Term Lender is not a chartered bank under the Bank Act (Canada) or if a Canadian Revolving Lender, North American Revolving Lender or Tranche A-2 Term Lender notifies the Administrative Agent in writing that it is otherwise unable to accept Bankers’ Acceptances, such Lender will, instead of accepting and purchasing Bankers’ Acceptances, make a Loan denominated in Canadian Dollars (a “BA Equivalent Loan”) to the Borrower. The amount of each BA Equivalent Loan shall be equal to the Discount Proceeds which would be realized from a hypothetical sale of Bankers’ Acceptances and which, but for this Section 2.6(c), such Lender would otherwise have been required to accept and purchase hereunder. To determine the amount of Discount Proceeds the hypothetical sale shall be deemed to take place at the Non-Acceptance Discount Rate, and each such Lender will provide to the Administrative Agent such Discount Proceeds for the account of the Borrower, net of the applicable Acceptance Fee payable by the Borrower (it being the intention of the parties that each such BA Equivalent Loan shall have the same economic consequences for the parties as each Bankers’ Acceptance that each such BA Equivalent Loan replaces). Subject to repayment requirements, on the last day of the relevant term for such BA Equivalent Loan, the Borrower shall be entitled to convert each such BA Equivalent Loan into another type of Loan denominated in Canadian Dollars, or to roll over each such BA Equivalent Loan into another BA Equivalent Loan, all in accordance with the applicable provisions of this Agreement. Any

BA Equivalent Loans made by a Lender shall, if requested by such Lender, be evidenced by promissory notes of the Borrower in form and substance reasonably satisfactory to such Lender.
          (d) The Borrower shall reimburse each applicable Canadian Revolving Lender, North American Revolving Lender and Tranche A-2 Term Loan Lender for, and there shall become due and payable at 4:00 P.M., New York City time, on the maturity date for each Bankers’ Acceptance, an amount in Canadian Dollars in same day funds equal to the face amount of such Bankers’ Acceptance. The Borrower shall make each such reimbursement payment (i) by causing any proceeds of a Refunding Bankers’ Acceptance issued in accordance with Section 2.6(e) or conversion of such Bankers’ Acceptance in accordance with Section 2.14 to be applied in reduction of such reimbursement payment; and (ii) by depositing the amount of such reimbursement payment (or any portion thereof remaining unpaid after application of any proceeds referred to in clause (i)) with the Funding Office in accordance with Section 2.19. The Borrower’s payment in accordance with this paragraph shall satisfy its obligations under any Bankers’ Acceptance to which it relates, and the Lender which has accepted such Bankers’ Acceptance shall thereafter be solely responsible for the payment of such Bankers’ Acceptance.
          (e) The Borrower shall give irrevocable notice to the Administrative Agent at or before 12:00 Noon, New York City time, two Business Days prior to the maturity date of each Bankers’ Acceptance of the Borrower’s intention to issue a Bankers’ Acceptance on such maturity date (a “Refunding Bankers’ Acceptance”) to provide for the payment of such maturing Bankers’ Acceptance (it being understood that payments by the Borrower and fundings by the Canadian Revolving Lenders, North American Revolving Lenders or Tranche A-2 Term Lenders, as applicable, in respect of each maturing Bankers’ Acceptance and the related Refunding Bankers’ Acceptance shall be made on a net basis reflecting the difference between the face amount of such maturing Bankers’ Acceptance and the Discount Proceeds (net of the applicable Acceptance Fee) of such Refunding Bankers’ Acceptance). If the Borrower fails to give such notice or does not have sufficient funds on deposit in the amount of the reimbursement payment on the maturity date in accordance with Section 2.6(d)(ii), the Borrower shall be deemed to have requested that such maturing Bankers’ Acceptances be repaid with the proceeds of Canadian Prime Rate Loans (without any requirement to give notice with respect thereto), commencing on the maturity date of such maturing Bankers’ Acceptances.
          (f) An Acceptance Fee shall be payable by the Borrower to each Canadian Revolving Lender, North American Revolving Lender or Tranche A-2 Term Lender, as applicable, in advance upon the issuance of a Bankers’ Acceptance to be accepted by such Lender calculated at the rate per annum equal to the Applicable Margin for Bankers’ Acceptances, such Acceptance Fee to be calculated on the face amount of such Bankers’ Acceptance and to be computed on the basis of the number of days in the term of such Bankers’ Acceptance and a year of 365 days or 366 days in the case of a leap year.
          (g) Upon the occurrence of any Event of Default which is continuing, the Borrower shall, forthwith, without any demand or the taking of any action by the Administrative Agent, provide cover for all outstanding Bankers’ Acceptances by paying to the Administrative Agent immediately available funds in an amount equal to the aggregate face amount of all outstanding Bankers’ Acceptances and all unpaid Acceptance Fees, which funds (except for unpaid Acceptance Fees) shall be held by the Administrative Agent in an account as collateral security, and in addition to any other rights or remedies of any Canadian Revolving Lender, North American Revolving Lender or Tranche A-2 Term Lender, as applicable, and the Administrative Agent hereunder, any Canadian Revolving Lender, North American Revolving Lender or Tranche A-2 Term Lender, as applicable, or the Administrative Agent (or such alternate arrangement as may be agreed upon by the Borrower and such Lender or the Administrative Agent, as applicable) shall be entitled to deposit and retain in an account to be maintained by the Administrative Agent (bearing interest at the Administrative Agent’s rates as may be applicable in respect of other deposits of similar amounts for similar terms), for the ratable benefit of the Canadian Revolving Lenders, North American Revolving Lenders or Tranche A-2 Term Lenders, as applicable, amounts which are received by such Canadian Revolving Lender, North American Revolving Lender or Tranche A-2 Term Lender, as applicable, or the Administrative Agent from the Borrower hereunder or as proceeds of the exercise of any rights or remedies of any Canadian Revolving Lender, North American Revolving Lender or Tranche A-2 Term Lender, as applicable, or the Administrative Agent hereunder against the Borrower, to the extent such amounts may be required to satisfy any contingent or unmatured obligations or liabilities of the Borrower to the Canadian Revolving Lenders, North American Revolving Lenders or Tranche A-2 Term Lenders, as applicable, or the Administrative Agent, or any of them hereunder.
          2.7 Circumstances Making Bankers’ Acceptances Unavailable. (a) If the Administrative Agent determines in good faith, which determination shall be conclusive and binding on the Borrower, and notifies the Borrower that, by reason of circumstances affecting the money market, there is no readily available market for Bankers’ Acceptances, then:
          (i) the right of the Borrower to request a borrowing by way of Bankers’ Acceptance shall be suspended until the Administrative Agent determines that the circumstances causing such suspension no longer exist and the Administrative Agent so notifies the Borrower; and
          (ii) any notice relating to a borrowing by way of Bankers’ Acceptance which is outstanding at such time shall be deemed to be a notice requesting a borrowing by way of Canadian Prime Rate Loans (all as if it were a notice given pursuant to Section 2.2, 2.5, or 2.14, as applicable).
          (b) The Administrative Agent shall promptly notify the Borrower and the Canadian Revolving Lenders, North American Revolving Lenders and Tranche A-2 Term Lenders of the suspension in accordance with Section 2.7(a) of the Borrower’s right to request a borrowing by way of Bankers’ Acceptance and of the termination of such suspension.
          2.8 Swingline Commitment. (a) Subject to the terms and conditions hereof, the Swingline Lender agrees to make a portion of the credit otherwise available to the Borrower under the North American Revolving Commitments from time to time during the Revolving Commitment Period by making swing line loans in Dollars or Canadian Dollars (“Swingline Loans”) to the Borrower; provided that (i) the aggregate principal amount of Swingline Loans outstanding at any time shall not exceed the Swingline Commitment then in effect (notwithstanding that the Swingline Loans outstanding at any time, when aggregated with the Swingline Lender’s other outstanding North American Revolving Loans, may exceed the Swingline Commitment then in effect), (ii) the Borrower shall not request, and the Swingline Lender shall not make, any Swingline Loan if, after giving effect to the making of such Swingline Loan, the aggregate amount of the Available North American Revolving Commitments would be less than zero and (iii) a Swingline Lender shall not be required to refinance an outstanding Swingline Loan. During the Revolving Commitment Period, the Borrower may use the Swingline Commitment by borrowing, repaying and reborrowing, all in accordance with the terms and conditions hereof, and loans made to the Borrower to finance overdrafts that may be caused as a result of the operation of the Centralized Banking Agreement shall, at the election of the Borrower, be deemed to be Swingline Loans (the “Centralized Swingline Loans”). Swingline Loans denominated in Dollars shall be ABR Loans only, and Swingline Loans denominated in Canadian Dollars shall be Canadian Prime Rate Loans only.
          (b) The Borrower shall repay to the Swingline Lender the then unpaid principal amount of each Swingline Loan on the earlier of the Revolving Termination Date and the tenth day after such Swingline Loan is made; provided that on each date that a Revolving Loan is borrowed, the Borrower shall repay all Swingline Loans then outstanding.
          2.9 Procedure for Swingline Borrowing; Refunding of Swingline Loans. (a) With the exception of Centralized Swingline Loans, whenever the Borrower desires that the Swingline Lender make Swingline Loans it shall give the Swingline Lender irrevocable telephonic notice confirmed promptly in writing (which telephonic notice must be received by the Swingline Lender not later than 1:00 P.M., New York City time, on the proposed Borrowing Date), specifying (i) the amount to be borrowed, (ii) whether such Swingline Loans shall be denominated in Dollars or Canadian Dollars and (iii) the requested Borrowing Date (which shall be a Business Day during the Revolving Commitment Period). With the exception of Centralized Swingline Loans, each borrowing under the Swingline Commitment shall be in an amount equal to $500,000 or a whole multiple of $100,000 in excess thereof, in the case of Swingline Loans denominated in Dollars, and C$500,000 or a whole multiple of C$100,000 in excess thereof, in the case of Swingline Loans denominated in Canadian Dollars. Not later than 3:00 P.M., New York City time, on the Borrowing Date specified in a notice in respect of Swingline Loans, the Swingline Lender shall make available to the Borrower an amount in immediately available funds equal to the amount of the Swingline Loan to be made by the Swingline Lender.
          (b) The Swingline Lender, at any time and from time to time in its sole and absolute discretion may, on behalf of the Borrower (which hereby irrevocably directs the Swingline Lender to act on its behalf), on one Business Day’s notice given by the Swingline Lender to the Administrative Agent no later than 12:00 Noon, New York City time, request each North American Revolving Lender to make, and each North American Revolving Lender hereby agrees to make, a North American Revolving Loan by way of an ABR Loan (in the case of Swingline Loans denominated in Dollars) and/or a North American Revolving Loan by way of a Canadian Prime Rate Loan (in the case of Swingline Loans denominated in Canadian Dollars), in an amount equal to such North American Revolving Lender’s North American Revolving Percentage of the aggregate amount of the Swingline Loans (the “Refunded Swingline Loans”) outstanding on the date of such notice, to repay the Swingline Lender. Each North American Revolving Lender shall make the amount of any such North American Revolving Loan available to the Administrative Agent at the Funding Office in immediately available funds, not later than 10:00 A.M., New York City time, one Business Day after the date of such notice. The proceeds of such North American Revolving Loans shall be immediately made available by the Administrative Agent to the Swingline Lender for application by the Swingline Lender to the repayment of the Refunded Swingline Loans. The Borrower irrevocably authorizes the Swingline Lender to charge the Borrower’s accounts with the Administrative Agent (up to the amount available in each such account) in order to immediately pay the amount of such Refunded Swingline Loans to the extent amounts received from the North American Revolving Lenders are not sufficient to repay in full such Refunded Swingline Loans.
          (c) If prior to the time a North American Revolving Loan would have otherwise been made pursuant to Section 2.9(b), one of the events described in Section 9(f) shall have occurred and be continuing with respect to the Borrower or if for any other reason, as determined by the Swingline Lender in its sole discretion, North American Revolving Loans may not be made as contemplated by Section 2.9(b), each North American Revolving Lender shall, on the date such North American Revolving Loan was to have been made pursuant to the notice referred to in Section 2.9(b), purchase for cash an undivided participating interest in the then outstanding Swingline Loans by paying to the Swingline Lender an amount (the “Swingline Participation Amount”) equal to (i) such North American Revolving Lender’s North American Revolving Percentage times (ii) the sum of the aggregate principal amount of Swingline Loans then outstanding that were to have been repaid with such North American Revolving Loans.

          (d) Whenever, at any time after the Swingline Lender has received from any North American Revolving Lender such Lender’s Swingline Participation Amount, the Swingline Lender receives any payment on account of the Swingline Loans, the Swingline Lender will distribute to such Lender its Swingline Participation Amount (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender’s participating interest was outstanding and funded and, in the case of principal and interest payments, to reflect such Lender’s pro rata portion of such payment if such payment is not sufficient to pay the principal of and interest on all Swingline Loans then due); provided, however, that in the event that such payment received by the Swingline Lender is required to be returned, such North American Revolving Lender will return to the Swingline Lender any portion thereof previously distributed to it by the Swingline Lender.
          (e) Each North American Revolving Lender’s obligation to make the Loans referred to in Section 2.9(b) and to purchase participating interests pursuant to Section 2.9(c) shall be absolute and unconditional and shall not be affected by any circumstance, including (i) any setoff, counterclaim, recoupment, defense or other right that such North American Revolving Lender or the Borrower may have against the Swingline Lender, the Borrower or any other Person for any reason whatsoever, (ii) the occurrence or continuance of a Default or an Event of Default or the failure to satisfy any of the other conditions specified in Section 6, (iii) any adverse change in the condition (financial or otherwise) of the Borrower, (iv) any breach of this Agreement or any other Loan Document by the Borrower, any other Loan Party or any other North American Revolving Lender or (v) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.
          2.10 Commitment Fees, etc. (a) The Borrower agrees to pay to the Administrative Agent (i) for the account of each North American Revolving Lender (other than Defaulting Lenders) a commitment fee for the period from and including the date hereof to the last day of the Revolving Commitment Period, computed at the Commitment Fee Rate on the average daily amount of the Available North American Revolving Commitment of such Lender during the period for which payment is made, and (ii) for the account of each Canadian Revolving Lender (other than Defaulting Lenders) a commitment fee for the period from and including the date hereof to the last day of the Revolving Commitment Period, computed at the Commitment Fee Rate on the average daily amount of the Available Canadian Revolving Commitment of such Lender during the period for which payment is made, in each case payable quarterly in arrears on each Fee Payment Date, commencing on the first such date to occur after the date hereof.
          (b) The Borrower agrees to pay to the Administrative Agent the fees in the amounts and on the dates as set forth in any fee agreements with the Administrative Agent and to perform any other obligations contained therein.
          2.11 Termination or Reduction of Revolving Commitments. The Borrower shall have the right, upon not less than three Business Days’ notice to the Administrative Agent, to terminate the Revolving Commitments or, from time to time, to reduce the amount of the Revolving Commitments; provided that no such termination or reduction of Revolving Commitments shall be permitted if, after giving effect thereto and to any prepayments of the Revolving Loans and Swingline Loans made on the effective date thereof, the Total North American Revolving Extensions of Credit would exceed the Total North American Revolving Commitments or the Total Canadian Revolving Extensions of Credit would exceed the Total Canadian Revolving Commitments. Any such reduction shall be in an amount equal to $1,000,000, or a whole multiple thereof, and shall reduce permanently the North American Revolving Commitments or the Canadian Revolving Commitments, as applicable, then in effect.
          2.12 Optional Prepayments. The Borrower may at any time and from time to time prepay the Loans, in whole or in part, without premium or penalty, upon irrevocable notice delivered to the Administrative Agent no later than 12:00 Noon, New York City time, three Business Days prior thereto, in the case of Eurodollar Loans, and no later than 12:00 Noon, New York City time, one Business Day prior thereto, in the case of ABR Loans and Canadian Prime Rate Loans, which notice shall specify the date and amount of prepayment and whether the prepayment is of Eurodollar Loans, ABR Loans or Canadian Prime Rate Loans; provided, that if a Eurodollar Loan is prepaid on any day other than the last day of the Interest Period applicable thereto, the Borrower shall also pay any amounts owing pursuant to Section 2.22. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof. If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein, together with (except in the case of Revolving Loans that are ABR Loans or Canadian Prime Rate Loans and Swingline Loans) accrued interest to such date on the amount prepaid. Partial prepayments of Term Loans and Revolving Loans shall be in an aggregate principal amount of $1,000,000 or C$1,000,000, as the case may be, or a whole multiple thereof. Partial prepayments of Swingline Loans shall be in an aggregate principal amount of $100,000 or C$100,000, as the case may be, or a whole multiple thereof. Notwithstanding anything to the contrary above, (i) Bankers’ Acceptances may not be prepaid prior to the maturity thereof and (ii) the above notice and minimum amount provisions shall not apply to Centralized Swingline Loans; provided, that the Borrower may, at its option, exercisable upon not less than two Business Day’s notice to the Administrative Agent, elect to deposit with the Administrative Agent Canadian Dollars in same-day funds to be held by the Administrative Agent, pursuant to collateral arrangements satisfactory to the Administrative Agent, for application to the payment of any borrowing by way of Bankers’ Acceptances designated by the Borrower in such notice. If such deposit is made, such Bankers’ Acceptances shall be deemed no longer outstanding for purposes of this Agreement.
          2.13 Mandatory Prepayments and Commitment Reductions. (a) If any Indebtedness shall be incurred by any Group Member (excluding any Indebtedness incurred in accordance with Section 8.2, other than paragraph 8.2(o) thereof (except to the extent the proceeds of such Indebtedness incurred in accordance with paragraph 8.2(o) are used to refinance the Bridge Loans or result in the mandatory reduction of the Delayed Draw Commitments (under and as defined in the Bridge Loan Agreement as in effect on the date hereof))), an amount equal to 100% of the Net Cash Proceeds thereof shall be applied within three Business Days of the date of such issuance or incurrence toward the prepayment of the Term Loans as set forth in Section 2.13(e).
          (b) If on any date any Group Member shall receive Net Cash Proceeds from any Asset Sale or Recovery Event then, unless a Reinvestment Notice shall be delivered in respect thereof within ten Business Days of such date, an amount equal to such Net Cash Proceeds shall be applied within three Business Days of receipt of such Net Cash Proceeds toward the prepayment of the Term Loans as set forth in Section 2.13(e); provided, that the Borrower may without penalty withhold amounts owing pursuant to this Section 2.13(b) until such time as the amount of Net Cash Proceeds received from all such Asset Sales and Recovery Events that would otherwise be required to be applied toward the prepayment of Term Loans pursuant to this Section 2.13(b) shall exceed $25,000,000 in the aggregate; provided, further, that notwithstanding the foregoing, on each Reinvestment Prepayment Date, an amount equal to the Reinvestment Prepayment Amount with respect to the relevant Reinvestment Event shall be applied toward the prepayment of the Term Loans as set forth in Section 2.13(e).
          (c) If, for any fiscal year of the Borrower commencing with the fiscal year ending December 31, 2009, there shall be Excess Cash Flow, the Borrower shall, on the relevant Excess Cash Flow Application Date, apply the ECF Percentage of such Excess Cash Flow toward the prepayment of the Term Loans as set forth in Section 2.13(e). Each such prepayment shall be made on a date (an “Excess Cash Flow Application Date”) no later than three Business Days after the earlier of (i) the date on which the financial statements of the Borrower referred to in Section 7.1(a), for the fiscal year with respect to which such prepayment is made, are required to be delivered to the Lenders and (ii) the date such financial statements are actually delivered.
          (d) If on any date the Total North American Revolving Extensions of Credit exceed the Total North American Revolving Commitments or the Total Canadian Revolving Extensions of Credit exceed the Total Canadian Revolving Commitments, the Borrower shall, without notice or demand, first, prepay the North American Revolving Loans or Canadian Revolving Loans, as applicable, and, second, cash collateralize the North American Letters of Credit or Canadian Letters of Credit or Bankers’ Acceptances, as applicable (in a manner reasonably satisfactory to the Administrative Agent), in an amount so as to eliminate such excess; provided, that if the Total North American Revolving Extensions of Credit exceed the Total North American Revolving Commitments solely as a result of a change in the aggregate Dollar Equivalent Amount of the North American Revolving Loans denominated in Canadian Dollars, no prepayment or cash collateralization shall be required unless the Administrative Agent has notified the Borrower that the Total North American Revolving Extensions of Credit exceed 105% of the Total North American Revolving Commitments for a period of five consecutive Business Days.
          (e) Amounts to be applied in connection with prepayments made pursuant to paragraphs (a), (b) or (c) of this Section 2.13 shall be applied to the prepayment of the Term Loans in accordance with Section 2.19(b). The application of any prepayment pursuant to this Section 2.13 shall be made, first, to ABR Loans or Canadian Prime Rate Loans, as the case may be, second, to Eurodollar Loans and, third, to Banker’s Acceptances. Each prepayment of the Loans under this Section 2.13 (except in the case of Revolving Loans that are ABR Loans, Canadian Prime Rate Loans or Bankers’ Acceptances and Swingline Loans) shall be accompanied by accrued interest to the date of such prepayment on the amount prepaid.
          (f) Notwithstanding anything to the contrary in Section 2.13(e) or 2.19, with respect to the amount of any mandatory prepayment described in Section 2.13 that is allocated to Tranche A-1 Term Loans and Tranche A-2 Term Loans (such amount, the “Tranche A Prepayment Amount”), at any time when Tranche B Term Loans remain outstanding, the Borrower will, in lieu of applying such amount to the prepayment of Tranche A-1 Term Loans and Tranche A-2 Term Loans as provided in paragraph (e) above, on the date specified in Section 2.13 for such prepayment, give the Administrative Agent telephonic notice (promptly confirmed in writing) requesting that the Administrative Agent prepare and provide to each Tranche A-1 Term Lender and Tranche A-2 Term Lender a notice (each, a “Prepayment Option Notice”) as described below. As promptly as practicable after receiving such notice from the Borrower, the Administrative Agent will send to each Tranche A-1 Term Lender and Tranche A-2 Term Lender a Prepayment Option Notice, which shall be in the form of Exhibit F, and shall include an offer by the Borrower to prepay on the date (each a “Mandatory Prepayment Date”) that is 10 Business Days after the date of the Prepayment Option Notice, the relevant Tranche A-1 Term Loans and/or Tranche A-2 Term Loans of such Lender by an amount equal to the portion of the Tranche A Prepayment Amount indicated in such Lender’s Prepayment Option Notice as being applicable to such Lender’s Tranche A-1 Term Loans and/or Tranche A-2 Term Loans. On the Mandatory Prepayment Date, (i) the Borrower shall pay to the relevant Tranche A-1 Term Lenders and Tranche A-2 Term Lenders the aggregate amount necessary to prepay that portion of the outstanding relevant Tranche A-1 Term Loans and/or Tranche A-2 Term Loans in respect of which such Lenders have accepted prepayment as described above and (ii) the Borrower shall pay to the Tranche B Term Lenders an amount equal to the portion of the Tranche A Prepayment Amount not accepted by the relevant Lenders, and such amount shall be applied to the prepayment of the Tranche B Term Loans.
          2.14 Conversion and Continuation Options. (a) The Borrower may elect from time to time to convert Eurodollar Loans to ABR Loans by giving the Administrative Agent prior irrevocable notice of such election no later than 12:00 Noon, New York City time, on the third Business Day preceding the proposed conversion date, provided that any such conversion of Eurodollar Loans may only be made on the last day of an Interest Period with respect thereto. The Borrower may elect from time to time to convert ABR Loans (other than Swingline Loans) to Eurodollar Loans by giving the Administrative Agent prior irrevocable notice of such election no later than 12:00 Noon, New York City time, on the third Business Day preceding the proposed conversion date (which notice shall specify the length of the initial Interest Period therefor), provided that no ABR Loan under a particular Facility may be converted into a Eurodollar Loan when any Default or Event of Default has occurred and is continuing and the Administrative Agent or the Majority Facility Lenders in respect of such Facility have determined in its or their sole discretion not to permit such conversions. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof.
          (b) Any Eurodollar Loan may be continued as such upon the expiration of the then current Interest Period with respect thereto by the Borrower giving irrevocable notice to the Administrative Agent, in accordance with the applicable provisions of the term “Interest Period” set forth in Section 1.1, of the length of the next Interest Period to be applicable to such Loans, provided that no Eurodollar Loan under a particular Facility may be continued as such when any Default or Event of Default has occurred and is continuing and the Administrative Agent has or the Majority Facility Lenders in respect of such Facility have determined in its or their sole discretion not to permit such continuations, and provided, further, that if the Borrower shall fail to give any required notice as described above in this paragraph or if such continuation is not permitted pursuant to the preceding proviso such Loans shall be automatically converted to ABR Loans on the last day of such then expiring Interest Period. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof.
          (c) The Borrower may elect from time to time to convert Bankers’ Acceptances to Canadian Prime Rate Loans, by giving the Administrative Agent prior irrevocable notice of such election no later than 11:00 A.M., New York City time, on the second Business Day preceding the proposed conversion date, or Canadian Prime Rate Loans (other than Swingline Loans) to Bankers’ Acceptances by giving the Administrative Agent prior irrevocable notice of such election no later than 11:00 A.M., New York City time, on the second Business Day preceding the proposed conversion date (which notice shall specify the length of the Contract Period therefor), provided that:
          (i) no Canadian Prime Rate Loan may be converted into a Bankers’ Acceptance when any Default or Event of Default has occurred and is continuing;
          (ii) Bankers’ Acceptances may be converted only on the maturity date of such Bankers’ Acceptances; and
          (iii) if less than all Bankers’ Acceptances are converted, after such conversion not less than C$1,000,000 shall remain as Bankers’ Acceptances.
          (d) No Loans denominated in Dollars may be converted to Loans denominated in Canadian Dollars, and no Loans denominated in Canadian Dollars may be converted to Loans denominated in Dollars. For the avoidance of doubt, North American Revolving Loans made to the Borrower must be repaid in the currency in which made, but may be reborrowed in either Dollars or Canadian Dollars.
          2.15 Limitations on Eurodollar Tranches. Notwithstanding anything to the contrary in this Agreement, all borrowings, conversions and continuations of Eurodollar Loans and Bankers’ Acceptances and all selections of Interest Periods and Contract Periods shall be in such amounts and be made pursuant to such elections so that, (a) after giving effect thereto, the aggregate principal amount of the Eurodollar Loans comprising each Eurodollar Tranche shall be equal to $5,000,000 or a whole multiple of $1,000,000 in excess thereof and (b) no more than fifteen Eurodollar Tranches in respect of Eurodollar Loans and fifteen Contract Periods in respect of Bankers’ Acceptances in the aggregate shall be outstanding at any one time.
          2.16 Interest Rates and Payment Dates. (a) (i) Each Eurodollar Loan shall bear interest for each day during each Interest Period with respect thereto at a rate per annum equal to the Eurodollar Rate determined for such day plus the Applicable Margin and (ii) each Market Disruption Eurodollar Loan shall bear interest for each day during each Interest Period with respect thereto at a rate per annum equal to the Market Disruption Eurodollar Rate determined for such day plus the Applicable Margin.
          (b) Each ABR Loan shall bear interest at a rate per annum equal to the ABR plus the Applicable Margin.
          (c) Each Canadian Prime Rate Loan shall bear interest at a rate per annum equal to the Canadian Prime Rate plus the Applicable Margin.
          (d) Acceptance Fees shall be paid in respect of Bankers’ Acceptances as set forth in Section 2.6(f).
          (e) (i) If all or a portion of the principal amount of any Loan or Reimbursement Obligation shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), all outstanding Loans and Reimbursement Obligations (whether or not overdue) shall bear interest at a rate per annum equal to (x) in the case of the Loans, the rate that would otherwise be applicable thereto pursuant to the foregoing provisions of this Section plus 2% or (y) in the case of Reimbursement Obligations, the rate applicable to ABR Loans or Canadian Prime Rate Loans, as the case may be, under the North American Revolving Facility or the Canadian Revolving Facility, as the case may be, plus 2%, and (ii) if all or a portion of any interest payable on any Loan or Reimbursement Obligation or of any commitment fee or other amount payable hereunder shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), such overdue amount shall bear interest at a rate per annum equal to the rate then applicable to ABR Loans (or, if such overdue amount is denominated in Canadian Dollars, Canadian Prime Rate Loans) under the relevant Facility plus 2% (or, in the case of any such other amounts that do not relate to a particular Facility, the rate then applicable to ABR Loans (or, if such overdue amount is denominated in Canadian Dollars, Canadian Prime Rate Loans) under the North American Revolving Facility or the Canadian Revolving Facility, as the case may be, plus 2%), in each case, with respect to clauses (i) and (ii) above, from the date of such non-payment until such amount is paid in full (as well after as before judgment).
          (f) Interest shall be payable in arrears on each Interest Payment Date, provided that interest accruing pursuant to paragraph (e) of this Section 2.16 shall be payable from time to time on demand. Interest in respect of Loans and Reimbursement Obligations that are denominated in Dollars (and all other amounts denominated in Dollars) shall be payable in Dollars, and interest in respect of Loans or Reimbursement Obligations that are denominated in Canadian Dollars (and all other amounts denominated in Canadian Dollars) shall be payable in Canadian Dollars.
          (g) (i) If any provision of this Agreement would obligate the Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by such Lender of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by such Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary, (x) first, by reducing the amount or rates of interest required to be paid under this Section 2.16 and (y) thereafter, by reducing any fees, commissions, premiums and other amounts which would constitute interest for purposes of Section 347 of the Criminal Code (Canada).
          (ii) If, notwithstanding the provisions of clause (i) of this paragraph (g), and after giving effect to all adjustments contemplated thereby, any Lender shall have received an amount in excess of the maximum permitted by such clause, then the Borrower shall be entitled, by notice in writing to such Lender, to obtain reimbursement from such Lender of an amount equal to such excess, and, pending such reimbursement, such amount shall be deemed to be an amount payable by such Lender to the Borrower.
          (iii) Any amount or rate of interest referred to in this paragraph (g) shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term of any Loan on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be prorated over that period of time and otherwise be prorated over the period from the Closing Date to the Revolving Termination Date, the Tranche A-1 Maturity Date, the Tranche A-2 Maturity Date, the Tranche B-1 Maturity Date or the Tranche B-2 Maturity Date, as applicable, and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent shall be conclusive for the purposes of such determination absent manifest error.
          2.17 Computation of Interest and Fees. (a) Interest and fees payable pursuant hereto shall be calculated on the basis of a 360-day year for the actual days elapsed, except that, (i) with respect to ABR Loans and Canadian Prime Rate Loans the rate of interest on which is calculated on the basis of the ABR or the Canadian Prime Rate, as applicable, and Letter of Credit fees and commitment fees, the interest and fees thereon shall be calculated on the basis of a 365- (or 366-, as the case may be) day year for the actual days elapsed and (ii) Acceptance Fees shall be calculated in accordance with Section 2.6(f) . The Administrative Agent shall as soon as practicable notify the Borrower and the relevant Lenders of each determination of a Eurodollar Rate or the Discount Rate. Any change in the interest rate on a Loan resulting from a change in the ABR, the Canadian Prime Rate or the Eurocurrency Reserve Requirements shall become effective as of the opening of business on the day on which such change becomes effective. The Administrative Agent shall as soon as practicable notify the Borrower and the relevant Lenders of the effective date and the amount of each such change in interest rate.
          (b) Each determination of an interest rate by the Administrative Agent pursuant to any provision of this Agreement shall be conclusive and binding on the Borrower and the Lenders in the absence of manifest error. The Administrative Agent shall, at the request of the Borrower, deliver to the Borrower a statement showing the quotations used by the Administrative Agent in determining any interest rate pursuant to Section 2.16(a).
          (c) For the purposes of the Interest Act (Canada), in any case in which an interest rate is stated in this Agreement to be calculated on the basis of a year of 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year for which the calculation is made and divided by either 360 or such other period of time, as the case may be. In addition, the principles of deemed investment of interest do not apply to any interest calculations under this Agreement and the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

          2.18 Inability to Determine Interest Rate. (a) If by 2:00 P.M., New York City time, on the Business Day immediately preceding the first day of any Interest Period selected by the Borrower in its notice of borrowing, notice of conversion or notice of continuation, as the case may be, in connection therewith the Requisite Disruption Lenders in respect of a Facility shall have delivered to the Administrative Agent Market Disruption Notices notifying the Administrative Agent and the Borrower that (i) for any reason adequate and reasonable means do not exist for determining the Eurodollar Rate for such Interest Period, (ii) the Eurodollar Rate for such Interest Period does not adequately and fairly reflect the cost to such Lenders of funding such Loan as determined by such Lender in good faith or (iii) Dollar deposits are not being offered to banks in the London interbank eurodollar market for the applicable amount and the Interest Period of such Eurodollar Loan, the Administrative Agent will promptly so notify the Borrower and each relevant Lender as soon as practicable thereafter. If such notice is given, subject to the requirements of Section 2.22, the Borrower may revoke the relevant notice of borrowing or change the Interest Period in respect of the requested borrowing or conversion (but subject to the applicable notice period required in respect of a borrowing of or conversion to Eurodollar Loans required by the terms of this Agreement) or, if not so revoked or if the change in Interest Period would not remove the circumstance giving rise to the Market Disruption Event, (A) any Eurodollar Loans under the relevant Facility requested to be made on the first day of such Interest Period, (B) any Eurodollar Loans under the relevant Facility that were to have been converted on the first day of such Interest Period to Eurodollar Loans and (C) any outstanding Eurodollar Loans under the relevant Facility, on the last day of the then current Interest Period, shall, in each case, be made, converted or continued, as the case may be, as either (1) Market Disruption Eurodollar Loans with an Interest Period of one month or (2) ABR Loans as selected by the majority of the Requisite Disruption Lenders in the respective Market Disruption Notices. During any period in which a Market Disruption Event is in effect, no further Eurodollar Loans under the relevant Facility shall be made or continued as such, nor shall the Borrower have the right to convert Loans under the relevant Facility to Eurodollar Loans. Notwithstanding anything in this Section 2.18(a) to the contrary, no Market Disruption Notice may be delivered until on or after the date which is 90 days following the Closing Date
          (b) Each Market Disruption Event shall be deemed to be no longer effective (i) if Market Disruption Eurodollar Loans are made pursuant to clause (1) of Section 2.18(a) above, as of the last day of the applicable Interest Period or (ii) if ABR Loans are made pursuant to clause (2) of Section 2.18(a) above, as of the date which is 30 days after such ABR Loans are made; provided, that nothing contained in this Section 2.18(b) shall in any way affect any Lender’s right to provide any additional Market Disruption Notices (including for purposes of extending an existing Market Disruption Notice) as provided for in Section 2.18(a) above.
          2.19 Pro Rata Treatment and Payments. (a) Each borrowing by the Borrower from the Lenders hereunder, each payment by the Borrower on account of any commitment fee or Acceptance Fee and any reduction of the Commitments of the Lenders shall be made pro rata according to the respective Tranche A-1 Term Percentages, Tranche A-2 Term Percentages, Tranche B-1 Term Percentages, Tranche B-2 Term Percentages, North American Revolving Percentages or Canadian Revolving Percentages, as the case may be, of the relevant Lenders.
          (b) Each payment (including each prepayment) by the Borrower on account of principal of and interest on the Term Loans shall be made pro rata according to the respective outstanding principal amounts of the Term Loans then held by the Term Lenders (except as otherwise provided in Section 2.13(f)). The amount of each optional principal prepayment of the Term Loans pursuant to Section 2.12 shall be applied to reduce the remaining installments of the Tranche A-1 Term Loans, Tranche A-2 Term Loans, Tranche B-1 Term Loans, Tranche B-2 Term Loans and Incremental Term Loans, as the case may be, as directed by the Borrower. The amount of each mandatory principal prepayment of the Term Loans pursuant to Section 2.13 shall be applied to reduce the then remaining installments of the Tranche A-1 Term Loans, Tranche A-2 Term Loans, Tranche B-1 Term Loans, Tranche B-2 Term Loans and Incremental Term Loans, as the case may be, first, to scheduled installments thereof occurring within the 18 months following such prepayment in direct order of maturity and, second, pro rata to the remaining installments based upon the respective then remaining principal amounts thereof. Amounts prepaid on account of the Term Loans may not be reborrowed.
          (c) Each payment (including each prepayment) by the Borrower on account of principal of and interest on the North American Revolving Loans shall be made pro rata according to the respective outstanding principal amounts of the North American Revolving Loans then held by the North American Revolving Lenders, and each payment (including each prepayment) by the Borrower on account of principal of and interest on the Canadian Revolving Loans shall be made pro rata according to the respective outstanding principal amounts of the Canadian Revolving Loans then held by the Canadian Revolving Lenders.
          (d) All payments (including prepayments) to be made by the Borrower hereunder, whether on account of principal, interest, fees or otherwise, shall be made without setoff or counterclaim and shall be made prior to 12:00 Noon, New York City time, on the due date thereof to the Administrative Agent, for the account of the Lenders, at the Funding Office, in Dollars, in the case of Tranche A-1 Term Loans, Tranche B Term Loans and Revolving Loans denominated in Dollars, or in Canadian Dollars, in the case of Tranche A-2 Term Loans and Revolving Loans denominated in Canadian Dollars, and in each case in immediately available funds. The Administrative Agent shall distribute such payments to each relevant Lender promptly upon receipt in like funds as received, net of any amounts owing by such Lender pursuant to Section 10.7. If any payment hereunder (other than payments on the Eurodollar Loans) becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day. If any payment on a Eurodollar Loan becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day unless the result of such extension would be to extend such payment into another calendar month, in which event such payment shall be made on the immediately preceding Business Day. In the case of any extension of any payment of principal pursuant to the preceding two sentences, interest thereon shall be payable at the then applicable rate during such extension.
          (e) Unless the Administrative Agent shall have been notified in writing by any Lender prior to a borrowing that such Lender will not make the amount that would constitute its share of such borrowing available to the Administrative Agent, the Administrative Agent may assume that such Lender is making such amount available to the Administrative Agent, and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower a corresponding amount. If such amount is not made available to the Administrative Agent by the required time on the Borrowing Date therefor, such Lender shall pay to the Administrative Agent, on demand, such amount with interest thereon, at a rate equal to (i) in the case of any such amount denominated in Dollars, the greater of (A) the Federal Funds Effective Rate and (B) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, or (ii) in the case of any such amount denominated in Canadian Dollars, the rate determined by the Administrative Agent (such determination to be conclusive and binding on such Lender) in accordance with the Administrative Agent’s usual banking practice for similar advances to financial institutions of like standing to such Lender in each case for the period until such Lender makes such amount immediately available to the Administrative Agent. A certificate of the Administrative Agent submitted to any Lender with respect to any amounts owing under this paragraph shall be conclusive in the absence of manifest error. If such Lender’s share of such borrowing is not made available to the Administrative Agent by such Lender within three Business Days after such Borrowing Date, the Administrative Agent shall also be entitled to recover such amount with interest thereon at the rate per annum applicable to ABR Loans or Canadian Prime Rate Loans, as the case may be, under the relevant Facility, on demand, from the Borrower.

          (f) Unless the Administrative Agent shall have been notified in writing by the Borrower prior to the date of any payment due to be made by the Borrower hereunder that the Borrower will not make such payment to the Administrative Agent, the Administrative Agent may assume that the Borrower is making such payment, and the Administrative Agent may, but shall not be required to, in reliance upon such assumption, make available to the Lenders their respective pro rata shares of a corresponding amount. If such payment is not made to the Administrative Agent by the Borrower within three Business Days after such due date, the Administrative Agent shall be entitled to recover, on demand, from each Lender to which any amount which was made available pursuant to the preceding sentence, such amount with interest thereon at the rate per annum equal to (i) in the case of any such amount denominated in Dollars, the daily average Federal Funds Effective Rate, or (ii) in the case of any such amount denominated in Canadian Dollars, the rate determined by the Administrative Agent (such determination to be conclusive and binding on such Lender) in accordance with the Administrative Agent’s usual banking practice for similar advances to financial institutions of like standing to such Lender. Nothing herein shall be deemed to limit the rights of the Administrative Agent or any Lender against the Borrower.
          2.20 Requirements of Law. (a) If the adoption of or any change in any Requirement of Law or in the interpretation or application thereof or compliance by any Lender with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority made subsequent to the date hereof:
          (i) shall subject any Lender to any tax of any kind whatsoever with respect to this Agreement, any Letter of Credit, any Application or any Eurodollar Loan made by it, or change the basis of taxation of payments to such Lender in respect thereof (except for Non-Excluded Taxes and taxes imposed on or in respect of the overall net income, gains or capital of such Lender);
          (ii) shall impose, modify or hold applicable any reserve, special deposit, compulsory loan or similar requirement against assets held by, deposits or other liabilities in or for the account of, advances, loans or other extensions of credit by, or any other acquisition of funds by, any office of such Lender that is not otherwise included in the determination of the Eurodollar Rate; or
          (iii) shall impose on such Lender any other condition;
and the result of any of the foregoing is to increase the cost to such Lender, by an amount that such Lender deems to be material, of making, converting into, continuing or maintaining Eurodollar Loans or issuing or participating in Letters of Credit, or purchasing or accepting Bankers’ Acceptances, or to reduce any amount receivable hereunder in respect thereof, then, in any such case, the Borrower shall promptly pay such Lender, upon its demand, any additional amounts necessary to compensate such Lender for such increased cost or reduced amount receivable. If any Lender becomes entitled to claim any additional amounts pursuant to this paragraph, it shall promptly notify the Borrower (with a copy to the Administrative Agent) of the event by reason of which it has become so entitled.
          (b) If any Lender shall have determined that the adoption of or any change in any Requirement of Law regarding capital adequacy or in the interpretation or application thereof or compliance by such Lender or any corporation controlling such Lender with any request or directive regarding capital adequacy (whether or not having the force of law) from any Governmental Authority made subsequent to the date hereof shall have the effect of reducing the rate of return on such Lender’s or such corporation’s capital as a consequence of its obligations hereunder or under or in respect of any Letter of Credit to a level below that which such Lender or such corporation could have achieved but for such adoption, change or compliance (taking into consideration such Lender’s or such corporation’s policies with respect to capital adequacy) by an amount deemed by such Lender to be material, then from time to time, after submission by such Lender to the Borrower (with a copy to the Administrative Agent) of a written request therefor, the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such corporation for such reduction.
          (c) A certificate as to any additional amounts payable pursuant to this Section 2.20 submitted by any Lender to the Borrower (with a copy to the Administrative Agent) shall be conclusive in the absence of manifest error. Notwithstanding anything to the contrary in this Section 2.20, the Borrower shall not be required to compensate a Lender pursuant to this Section 2.20 for any amounts incurred more than six months prior to the date that such Lender notifies the Borrower of such Lender’s intention to claim compensation therefor; provided that, if the circumstances giving rise to such claim have a retroactive effect, then such six-month period shall be extended to include the period of such retroactive effect. The obligations of the Borrower pursuant to this Section 2.20 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.
          2.21 Taxes. (a) All payments and reimbursements made by the Borrower under this Agreement shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority, excluding taxes imposed on or in respect of overall net income, franchise taxes (imposed in lieu of net income taxes) and Canadian federal and provincial capital taxes imposed on the Administrative Agent or any Lender as a result of a present or former connection between the Administrative Agent or such Lender and the jurisdiction of the Governmental Authority imposing such tax or any political subdivision or taxing authority thereof or therein (other than any such connection arising solely from the Administrative Agent or such Lender having executed, delivered or performed its obligations or received a payment under, or enforced, this Agreement or any other Loan Document). If any such non-excluded taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“Non-Excluded Taxes”) or Other Taxes are required to be withheld from any amounts payable to the Administrative Agent or any Lender hereunder, the amounts so payable to the Administrative Agent or such Lender shall be increased to the extent necessary to yield to the Administrative Agent or such Lender (after payment of all Non-Excluded Taxes and Other Taxes) interest or any such other amounts payable hereunder at the rates or in the amounts specified in this Agreement, provided, however, that the Borrower shall not be required to increase any such amounts payable to any Lender with respect to any Non-Excluded Taxes (i) that are attributable to such Lender’s failure to comply with the requirements of paragraph (d) or (e) of this Section 2.21 or (ii) that are Canadian or United States withholding taxes imposed on amounts payable to such Lender at the time such Lender becomes a party to this Agreement, except to the extent that such Lender’s assignor (if any) was entitled, at the time of assignment, to receive additional amounts from the Borrower with respect to such Non-Excluded Taxes pursuant to this paragraph or to the extent such Non-Excluded Taxes are imposed because the Borrower designates an Additional Borrower pursuant to Section 2.26.
          (b) In addition, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.
          (c) Whenever any Non-Excluded Taxes or Other Taxes are payable by the Borrower, as promptly as possible thereafter the Borrower shall send to the Administrative Agent for its own account or for the account of the relevant Lender, as the case may be, a certified copy of an official receipt received by the Borrower, if any, showing payment thereof. If the Borrower fails to pay any Non-Excluded Taxes or Other Taxes when due to the appropriate taxing authority or fails to remit to the Administrative Agent the required receipts or other required documentary evidence, the Borrower shall indemnify the Administrative Agent and the Lenders for any incremental taxes, interest or penalties that may become payable by the Administrative Agent or any Lender as a result of any such failure.
          (d) To the extent a Borrower is a “U.S. Person” as defined in Section 7701(a)(30) of the Code, each Lender (or Transferee) that is not a “U.S. Person” as defined in Section 7701(a)(30) of the Code (a “Non-U.S. Lender”) shall deliver to the Borrower and the Administrative Agent (or, in the case of a Participant, to the Lender from which the related participation shall have been purchased) two copies of either U.S. Internal Revenue Service Form W-8BEN or Form W-8ECI, or, in the case of a Non-U.S. Lender claiming exemption from U.S. federal withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of “portfolio interest”, a statement substantially in the form of Exhibit G and a Form W-8BEN, or any subsequent versions thereof or successors thereto, properly completed and duly executed by such Non-U.S. Lender claiming complete exemption from, or a reduced rate of, U.S. federal withholding tax on all payments by the Borrower under this Agreement and the other Loan Documents. Such forms shall be delivered by each Non-U.S. Lender on or before the date it becomes a party to this Agreement (or, in the case of any Participant, on or before the date such Participant purchases the related participation). In addition, each Non-U.S. Lender shall deliver such forms promptly upon the obsolescence or invalidity of any form previously delivered by such Non-U.S. Lender. Each Non-U.S. Lender shall promptly notify the Borrower at any time it determines that it is no longer in a position to provide any previously delivered certificate to the Borrower (or any other form of certification adopted by the U.S. taxing authorities for such purpose). Notwithstanding any other provision of this paragraph, a Non-U.S. Lender shall not be required to deliver any form pursuant to this paragraph that such Non-U.S. Lender is not legally able to deliver.
          (e) A Lender that is entitled to an exemption from or reduction of non-U.S. withholding tax under the law of the jurisdiction in which the Borrower is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by applicable law or reasonably requested by the Borrower, such properly completed and executed documentation prescribed by applicable law as will permit such payments to be made without withholding or at a reduced rate, provided that such Lender is legally entitled to complete, execute and deliver such documentation and in such Lender’s judgment such completion, execution or submission would not materially prejudice the legal position of such Lender.
          (f) If the Administrative Agent or any Lender determines, in its sole discretion, that it has received a refund of any Non-Excluded Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 2.21, it shall pay over such refund to the Borrower (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 2.21 with respect to the Non-Excluded Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent or such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Borrower, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. This paragraph shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its taxes which it deems confidential) to the Borrower or any other Person.
     (g) The agreements in this Section 2.21 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

          2.22 Indemnity. The Borrower agrees to indemnify each Lender for, and to hold each Lender harmless from, any loss or expense that such Lender may sustain or incur as a consequence of (a) default by the Borrower in making a borrowing of, conversion into or continuation of Eurodollar Loans after the Borrower has given a notice requesting the same in accordance with the provisions of this Agreement, (b) default by the Borrower in making any prepayment of or conversion from Eurodollar Loans after the Borrower has given a notice thereof in accordance with the provisions of this Agreement or (c) the making of a prepayment of Eurodollar Loans on a day that is not the last day of an Interest Period with respect thereto. Such indemnification may include an amount equal to the excess, if any, of (i) the amount of interest that would have accrued on the amount so prepaid, or not so borrowed, converted or continued, for the period from the date of such prepayment or of such failure to borrow, convert or continue to the last day of such Interest Period (or, in the case of a failure to borrow, convert or continue, the Interest Period that would have commenced on the date of such failure) in each case at the applicable rate of interest for such Loans provided for herein (excluding, however, the Applicable Margin included therein, if any) over (ii) the amount of interest (as reasonably determined by such Lender) that would have accrued to such Lender on such amount by placing such amount on deposit for a comparable period with leading banks in the interbank eurodollar market. A certificate as to any amounts payable pursuant to this Section submitted to the Borrower by any Lender shall be conclusive in the absence of manifest error. This covenant shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.
          2.23 Change of Lending Office. Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 2.20 or 2.21(a) with respect to such Lender, it will, if requested by the Borrower, use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans affected by such event with the object of avoiding the consequences of such event; provided, that such designation is made on terms that, in the sole judgment of such Lender, cause such Lender and its lending office(s) to suffer no economic, legal or regulatory disadvantage, and provided, further, that nothing in this Section shall affect or postpone any of the obligations of the Borrower or the rights of any Lender pursuant to Section 2.20 or 2.21(a).
          2.24 Replacement of Lenders. The Borrower shall be permitted to replace any Lender that (a) requests reimbursement for amounts owing pursuant to Section 2.20 or 2.21(a), (b) becomes a Defaulting Lender, or (c) does not consent to any proposed amendment, supplement, modification, consent or waiver of any provision of this Agreement or any other Loan Document that requires the consent of each of the Lenders or each of the Lenders affected thereby (so long as the consent of the Required Lenders (with the percentage in such definition being deemed to be 75% for this purpose) has been obtained), with a replacement financial institution; provided that (i) such replacement does not conflict with any Requirement of Law, (ii) no Event of Default shall have occurred and be continuing at the time of such replacement, (iii) prior to any such replacement, such Lender shall have taken no action under Section 2.23 so as to eliminate the continued need for payment of amounts owing pursuant to Section 2.20 or 2.21(a), (iv) the replacement financial institution shall purchase, at par (unless the replacement financial institution and the replaced Lender otherwise agree), all Loans and other amounts owing to such replaced Lender on or prior to the date of replacement, (v) the Borrower shall be liable to such replaced Lender under Section 2.22 if any Eurodollar Loan owing to such replaced Lender shall be purchased other than on the last day of the Interest Period relating thereto, (vi) the replacement financial institution shall be reasonably satisfactory to the Administrative Agent and, if a Revolving Lender is being replaced, each Issuing Lender, (vii) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 11.6 (provided that the Borrower shall be obligated to pay the registration and processing fee referred to therein), (viii) until such time as such replacement shall be consummated, the Borrower shall pay all additional amounts (if any) required pursuant to Section 2.20 or 2.21(a), as the case may be, (ix) any such replacement shall not be deemed to be a waiver of any rights that the Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender or that the replaced Lender shall have against any other Person and (x) any replacement of the Swingline Lender shall require a concurrent replacement of such Lender as party to the Centralized Banking Agreement, or by effecting a termination or replacement of the Centralized Banking Agreement.
          2.25 Incremental Facilities. (a) The Borrower may by written notice to the Administrative Agent elect to request the establishment of one or more (x) additional tranches of term loans denominated in Dollars or Canadian Dollars (the commitments thereunder, the “Incremental Term Loan Commitments”) and/or (y) increases in Canadian Revolving Commitments or North American Revolving Commitments (the “Incremental Revolving Commitments” and, together with the Incremental Term Loan Commitments, the “Incremental Loan Commitments”), by an aggregate amount not in excess of $150,000,000 (plus (A) the amount, up to a further $250,000,000, by which the Term Loans are voluntarily prepaid in accordance with Section 2.12 and (B) the amount, up to a further $75,000,000, by which the Revolving Commitments are permanently reduced in accordance with Section 2.11) in the aggregate and not less than $25,000,000 individually (or such lesser amount as (x) may be approved by the Administrative Agent, acting reasonably, or (y) shall constitute the difference between $150,000,000 (plus (A) the amount, up to a further $250,000,000, by which the Term Loans are voluntarily prepaid in accordance with Section 2.12 and (B) the amount, up to a further $75,000,000, by which the Revolving Commitments are permanently reduced in accordance with Section 2.11) and the aggregate amount of all such Incremental Loan Commitments obtained on or prior to such date). Each such notice shall specify the date (each, an “Increased Amount Date”) on which the Borrower proposes that the Incremental Loan Commitments shall be effective, which shall be a date not less than ten Business Days after the date on which such notice is delivered to the Administrative Agent. The Borrower may approach any Lender or any Person (other than a natural person, the Borrower or any affiliate of the Borrower) to provide all or a portion of the Incremental Loan Commitments; provided, that (i) any Lender offered or approached to provide all or a portion of the Incremental Loan Commitments may elect or decline, in its sole discretion, to provide an Incremental Loan Commitment and (ii) any Lender or other Person providing all or a portion of the Incremental Loan Commitments shall be reasonably acceptable to the Administrative Agent and, if providing Incremental Revolving Commitments, each Issuing Lender. In each case, such Incremental Loan Commitments shall become effective as of the applicable Increased Amount Date; provided that (i) no Default or Event of Default shall exist on such Increased Amount Date before or after giving effect to such Incremental Loan Commitments; (ii) each of the representations and warranties made by any Loan Party in or pursuant to the Loan Documents shall be true and correct in all material respects on and as of such Increased Amount Date as if made on and as of such date; (iii) both before and after giving effect to the making of any Incremental Term Loans or Incremental Revolving Loans, each of the conditions set forth in Section 6.2 shall be satisfied; (iv) Holdings and its Subsidiaries shall be in compliance with the financial covenants set forth in Section 8.1 on a pro forma basis after giving effect to such Incremental Loan Commitments and the borrowings thereunder; (v) the Incremental Loan Commitments shall be effected pursuant to one or more Lender Joinder Agreements executed and delivered by the Borrower, the Administrative Agent and the Persons providing such Incremental Loan Commitments; and (vi) the Borrower shall deliver or cause to be delivered any legal opinions (subject to customary qualifications and exclusions) or other documents reasonably requested by Administrative Agent in connection with any such transaction. Any Incremental Term Loans made on an Increased Amount Date shall be designated a separate tranche of Incremental Term Loans for all purposes of this Agreement.
          (b) On any Increased Amount Date on which Incremental Revolving Commitments are effected, subject to the satisfaction of the foregoing terms and conditions, (a) each of the Lenders with North American Revolving Commitments or Canadian Revolving Commitments, as applicable, shall assign to each Lender with an Incremental Revolving Commitment (each, an “Incremental Revolving Lender”) and each of the Incremental Revolving Lenders shall purchase from each of the Lenders with

North American Revolving Commitments or Canadian Revolving Commitments, as applicable, at the principal amount thereof, such interests in the North American Revolving Loans or Canadian Revolving Loans, as applicable, outstanding on such Increased Amount Date as shall be necessary in order that, after giving effect to all such assignments and purchases, the North American Revolving Loans or Canadian Revolving Loans, as applicable, will be held by existing North American Revolving Lenders or Canadian Revolving Lenders and Incremental Revolving Lenders ratably in accordance with their North American Revolving Commitments or Canadian Revolving Commitments, as applicable, after giving effect to the addition of such Incremental Revolving Commitments to the North American Revolving Commitments or Canadian Revolving Commitments, as applicable, (b) each Incremental Revolving Commitment shall be deemed for all purposes a North American Revolving Commitment or Canadian Revolving Commitment, as specified in the relevant Lender Joinder Agreement, and each Loan made thereunder (an “Incremental Revolving Loan”) shall be deemed, for all purposes, a North American Revolving Loan or a Canadian Revolving Loan, as applicable, and (c) each Incremental Revolving Lender shall become a Lender with respect to the Incremental Revolving Commitment and all matters relating thereto. Notwithstanding the foregoing, if any Bankers’ Acceptances accepted by an assigning Lender remain outstanding on the date of assignment of the applicable North American Revolving Commitment or Canadian Revolving Commitment to an Incremental Revolving Lender, such Bankers’ Acceptances shall remain the liability and obligation of the assignor Lender and the assignor Lender shall be entitled to all of the rights, titles and benefits arising out of this Agreement and the other Loan Documents with respect to such Bankers’ Acceptances (including reimbursement rights); and the Incremental Revolving Lender shall indemnify the assignor Lender and hold the assignor Lender harmless from and against any losses and costs paid or incurred by the assignor Lender in connection with such Bankers’ Acceptances (other than losses or costs which arise out of the negligence or willful misconduct of the assignor Lender) to the extent of the assignee Incremental Revolving Lender’s North American Revolving Commitment or Canadian Revolving Commitment, as the case may be, provided for herein, and shall be entitled to that percentage (as agreed to between such assignee and the assignor) of a proportionate amount of the fees paid in respect of such Bankers’ Acceptances based upon the relative proportions of the North American Revolving Commitments or Canadian Revolving Commitments, as the case may be, of the assignor and assignee and the number of days remaining in the term of any such Bankers’ Acceptances.
          (c) On any Increased Amount Date on which any Incremental Term Loan Commitments are effective, subject to the satisfaction of the foregoing terms and conditions, (i) each Lender with an Incremental Term Loan Commitment (each, an “Incremental Term Loan Lender”) shall make a Loan to the Borrower (an “Incremental Term Loan”) in an amount equal to its Incremental Term Loan Commitment, and (ii) each Incremental Term Loan Lender shall become a Lender hereunder with respect to the Incremental Term Loan Commitment and the Incremental Term Loans made pursuant thereto.
          (d) The terms and provisions of the applicable Incremental Term Loans and Incremental Term Loan Commitments shall be the same in all material respects as the terms and provisions of the Tranche A-1 Term Loans (if denominated in Dollars) or the Tranche A-2 Term Loans (if denominated in Canadian Dollars) (to the extent such Incremental Term Loans are an increase in the Tranche A-1 Term Facility or the Tranche A-2 Term Facility or have material amortization) or the Tranche B-1 Term Loans or the Tranche B-2 Term Loans (to the extent such Incremental Term Loans are an increase in the Tranche B-1 Term Facility or the Tranche B-2 Term Facility or have nominal amortization), as the case may be, except that (i) the maturity date and amortization applicable to such Incremental Term Loans shall be as agreed by the Borrower and the applicable Incremental Term Loan Lenders; provided, that the applicable Incremental Term Loan maturity date shall be no earlier than the Tranche A-1 Maturity Date or the Tranche A-2 Maturity Date, or the Tranche B-1 Maturity Date or the Tranche B-2 Maturity Date, as the case may be, and the weighted average life to maturity of such Incremental Term Loans shall be no shorter than the weighted average life to maturity of the Tranche A-1

Term Loans or the Tranche A-2 Term Loans, or the Tranche B-1 Term Loans or the Tranche B-2 Term Loans, as the case may be; and (ii) the interest rate margin in respect of such Incremental Term Loans shall be as agreed by the Borrower and such Incremental Term Loan Lenders; provided, that such interest rate margin (taking into account any OID or upfront fees in connection therewith) may not exceed the Applicable Margin for the Tranche A-1 Term Loans or the Tranche A-2 Term Loans, or the Tranche B-1 Term Loans or the Tranche B-2 Term Loans, as the case may be (it being understood that a portion of any interest margin may take the form of OID or upfront fees (which shall be deemed to constitute like amounts of OID), with OID being equated to the interest rates in a manner determined by the Administrative Agent based on an assumed four-year life to maturity), by more than 0.25%, or if it does so exceed such Applicable Margin by more than 0.25%, such Applicable Margin for the Tranche A-1 Term Loans, the Tranche A-2 Term Loans, the Tranche B-1 Term Loans or the Tranche B-2 Term Loans, as the case may be, shall be increased so that the interest rate margin in respect of such Incremental Term Loan (giving effect to any OID or upfront fees issued in connection with such Incremental Term Loan) is 0.25% greater than the Applicable Rate for the Tranche A-1 Term Loans, the Tranche A-2 Term Loans, the Tranche B-1 Term Loans or the Tranche B-2 Term Loans, as the case may be (giving effect to any OID issued in connection with the Tranche A-1 Term Loans, the Tranche A-2 Term Loans, the Tranche B-1 Term Loans or the Tranche B-2 Term Loans, as the case may be). The terms and provisions of the Incremental Revolving Loans and Incremental Revolving Commitments shall be identical to the North American Revolving Loans and the North American Revolving Commitments or the Canadian Revolving Loans and the Canadian Revolving Commitments, as the case may be, other than with respect to upfront fees.
          (e) Each Lender Joinder Agreement may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent, to effect the provisions of this Section 2.25, subject to the proviso in Section 11.1.
          2.26 Additional Borrowers. The Borrower may at any time and from time to time designate any Wholly Owned Subsidiary of the Borrower or Holdings as an additional Borrower hereunder for all or any portion of any of the Facilities in addition to the original Borrower (an “Additional Borrower”), in each case by delivery to the Administrative Agent of a Borrower Joinder Agreement executed by such Additional Borrower which will provide that such Additional Borrower will be liable for the Loans made to it (and the Borrower’s only liability for the Loans made to the Additional Borrower will be as guarantor thereof); provided, that (a) the Administrative Agent, on behalf of itself and the Lenders, shall have received such representations and warranties, assurances, legal opinions (subject to customary qualifications and assumptions) and other documents as may be reasonably requested by the Administrative Agent, including but not limited to those relating to the formation, existence and good standing of such Additional Borrower and the authorization and legality of the delivery and performance of the Loan Documents to which it is a party and the extensions of credit to be made to it hereunder; (b) such Additional Borrower shall have become party to the US Guarantee and Collateral Agreement or the Canadian Collateral Agreement, as the case may be, to the extent not already a party thereto, and shall have otherwise complied and caused its Subsidiaries to comply with the requirements of Section 7.10; (c) the Administrative Agent and the Lenders shall have received, at least five Business Days prior to the effectiveness of the designation of such Additional Borrower, all documentation and other information relating to such Additional Borrower requested by them for purposes of ensuring compliance with applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act (as defined in Section 11.17); (d) such Additional Borrower shall be Solvent and organized under the laws of Canada, the United States, or a province or state thereof; (e) no Default or Event of Default shall have occurred and be continuing nor will result therefrom; and (f) the designation of such Additional Borrower as a Borrower hereunder shall not result in any adverse tax consequences related to withholding tax or similar amounts on payments to the Lenders (after taking into account the

Borrower’s indemnification obligations under Section 2.21). Notwithstanding the foregoing, no Borrower Joinder Agreement shall become effective with respect to any Additional Borrower if it shall be unlawful for such Additional Borrower to become a Borrower hereunder or for any Lender to make Loans to such Additional Borrower as provided herein. As soon as practicable upon receipt of a Borrower Joinder Agreement and the satisfaction of the conditions set forth herein with respect to the Additional Borrower to which it relates, the Administrative Agent shall send a copy thereof to each Lender.
          2.27 Defaulting Lenders. Notwithstanding any other provision in this Agreement to the contrary, if at any time a Lender becomes a Defaulting Lender, then the following provisions shall apply so long as any Lender is a Defaulting Lender:
          (a) (i) If any Swingline Loans exist at any time a Lender is a Defaulting Lender, upon three Business Days’ notice by the Swingline Lender, the Borrower shall prepay such outstanding Swingline Loans or, if agreed by the Swingline Lender, cash collateralize the amount of such Defaulting Lender’s North American Revolving Percentage of such Swingline Loans in accordance with paragraph (b) below and (ii) if any L/C Obligation is outstanding at any time a Lender is a Defaulting Lender, upon three Business Days’ notice by the relevant Issuing Lender, the Borrower shall cash collateralize the amount of such Defaulting Lender’s North American Revolving Percentage and/or Canadian Revolving Percentage, as applicable, of such L/C Obligations in accordance with paragraph (b) below.
          (b) At any time a Lender becomes a Defaulting Lender and the Administrative Agent, any Issuing Lender or the Swingline Lender, as applicable, requires the Borrower to cash collateralize the amount of such Defaulting Lender’s North American Revolving Percentage and/or Canadian Revolving Percentage, as applicable, of such L/C Obligations or Swingline Loans pursuant to paragraph (a) above, the Borrower shall cash collateralize such amounts by 1:00 P.M., New York City time, on the date which is three Business Days following notice by the Administrative Agent, such Issuing Lender or the Swingline Lender, as the case may be (or, if such notice is given after 12:00 Noon, New York City time, by 1:00 P.M., New York City time, on the date which is four Business Days following such notice). Upon the drawing of any Letter of Credit for which funds are on deposit as cash collateral, such funds shall be applied, to the extent permitted under applicable law, to reimburse the relevant Issuing Lender. If the Administrative Agent, the relevant Issuing Lender or the Swingline Lender, as applicable, determines that a Defaulting Lender is no longer a Defaulting Lender, the appropriate amount of any cash collateral shall be refunded to the Borrower.
          (c) The Swingline Lender shall not be required to fund any Swingline Loan, and no Issuing Lenders shall be required to issue, amend or increase any Letter of Credit, unless it is satisfied that cash collateral has been and/or will be provided by the Borrower in accordance with paragraphs (a) and (b) above. The Borrower shall be entitled to interest (at prevailing rates offered by the Administrative Agent for deposits of similar sizes in similar accounts or instruments) earned on the cash collateral posted pursuant to Section 2.27(a) or 2.27(b), such interest to be paid to the Borrower when such cash collateral is released. Such cash collateral shall be released to the Borrower when and to the extent that the obligations of the relevant Defaulting Lender have been satisfied with respect to all outstanding Letters of Credit and Swingline Loans, as applicable, or to the extent such Letters of Credit cease to be outstanding.
SECTION 3. NORTH AMERICAN LETTERS OF CREDIT
          3.1 North American L/C Commitment. (a) Subject to the terms and conditions hereof, each North American Issuing Lender, in reliance on the agreements of the other North American Revolving Lenders set forth in Section 3.4(a), agrees to issue letters of credit (“North American Letters of Credit”) for the account of the Borrower on any Business Day during the Revolving Commitment Period in such form as may be approved from time to time by the North American Issuing Lender; provided that no North American Issuing Lender shall have any obligation to issue any North American Letter of Credit if, after giving effect to such issuance, (i) the Dollar Equivalent Amount of the North American L/C Obligations would exceed the North American L/C Commitment or (ii) the aggregate amount of the Available North American Revolving Commitments would be less than zero; provided further that no North American Issuing Lender shall have any obligation to issue any North American Letter of Credit if, after giving effect to such issuance, the Dollar Equivalent Amount of the aggregate amount of outstanding North American Letters of Credit and Canadian Letters of Credit issued by such Issuing Lender would exceed its Issuing Lender Commitment. Each North American Letter of Credit shall (i) be denominated in Dollars or Canadian Dollars and (ii) expire no later than the earlier of (x) the first anniversary of its date of issuance and (y) the date that is five Business Days prior to the Revolving Termination Date, provided that any North American Letter of Credit with a one-year term may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (y) above).
          (b) No North American Issuing Lender shall at any time be obligated to issue any North American Letter of Credit if such issuance would conflict with, or cause the North American Issuing Lender or any North American L/C Participant to exceed any limits imposed by, any applicable Requirement of Law.
          3.2 Procedure for Issuance of North American Letter of Credit. The Borrower may from time to time request that a North American Issuing Lender issue a North American Letter of Credit by delivering to such North American Issuing Lender (with a copy to the Administrative Agent) at its address for notices specified herein an Application therefor, completed to the reasonable satisfaction of such North American Issuing Lender, and such other certificates, documents and other papers and information as such North American Issuing Lender may reasonably request. Upon receipt of any Application, such North American Issuing Lender will process such Application and the certificates, documents and other papers and information delivered to it in connection therewith in accordance with its customary procedures and shall promptly issue the North American Letter of Credit requested thereby (but in no event shall a North American Issuing Lender be required to issue any North American Letter of Credit earlier than two Business Days after its receipt of the Application therefor and all such other certificates, documents and other papers and information relating thereto) by issuing the original of such North American Letter of Credit to the beneficiary thereof or as otherwise may be agreed to by such North American Issuing Lender and the Borrower. A North American Issuing Lender shall furnish a copy of each North American Letter of Credit to the Borrower promptly following the issuance thereof. A North American Issuing Lender shall promptly furnish to the Administrative Agent, which shall in turn promptly furnish to the Lenders, notice of the issuance of each North American Letter of Credit (including the amount thereof).
          3.3 Fees and Other Charges. (a) The Borrower will pay a fee on all outstanding North American Letters of Credit at a per annum rate equal to the Applicable Margin (or, in the case of non-financial letters of credit (as determined by the relevant North American Issuing Lender in its sole discretion), two-thirds of the Applicable Margin) then in effect with respect to (i) Eurodollar Loans under the North American Revolving Facility, in the case of North American Letters of Credit denominated in Dollars, or (ii) Bankers’ Acceptances under the North American Revolving Facility, in the case of North American Letters of Credit denominated in Canadian Dollars, in each case shared ratably among the North American Revolving Lenders and payable quarterly in arrears on each Fee Payment Date after the issuance date. In addition, the Borrower shall pay to each North American Issuing Lender for its own account a fronting fee for each North American Letter of Credit issued by such North American Issuing Lender in an amount equal to the greater of (i) $500 per annum and (ii) 0.20% per annum on the undrawn and unexpired amount of each such North American Letter of Credit, in each case payable quarterly in arrears on each Fee Payment Date after the issuance date and on the date that such North American Letter of Credit expires or is cancelled in full and returned.
          (b) In addition to the foregoing fees, the Borrower shall pay or reimburse each North American Issuing Lender for such normal and customary costs and expenses as are incurred or charged by the North American Issuing Lender in issuing, negotiating, effecting payment under, amending or otherwise administering any North American Letter of Credit.
          3.4 North American L/C Participations. (a) Each North American Issuing Lender irrevocably agrees to grant and hereby grants to each North American L/C Participant, and, to induce such North American Issuing Lender to issue North American Letters of Credit, each North American L/C Participant irrevocably agrees to accept and purchase and hereby accepts and purchases from such North American Issuing Lender in the currency in which the North American Letter of Credit is denominated, on the terms and conditions set forth below, for such North American L/C Participant’s own account and risk an undivided interest equal to such North American L/C Participant’s North American Revolving Percentage in the North American Issuing Lender’s obligations and rights under and in respect of each North American Letter of Credit and the amount of each draft paid by the North American Issuing Lender thereunder. Each North American L/C Participant agrees with each North American Issuing Lender that, if a draft is paid under any North American Letter of Credit for which such North American Issuing Lender is not reimbursed in full by the Borrower in accordance with the terms of this Agreement, such North American L/C Participant shall pay to such North American Issuing Lender upon demand at such North American Issuing Lender’s address for notices specified herein an amount equal to such North American L/C Participant’s North American Revolving Percentage of the amount of such draft, or any part thereof, that is not so reimbursed. Each North American L/C Participant’s obligation to pay such amount shall be absolute and unconditional and shall not be affected by any circumstance, including (i) any setoff, counterclaim, recoupment, defense or other right that such North American L/C Participant may have against any North American Issuing Lender, the Borrower or any other Person for any reason whatsoever, (ii) the occurrence or continuance of a Default or an Event of Default or the failure to satisfy any of the other conditions specified in Section 6, (iii) any adverse change in the condition (financial or otherwise) of the Borrower, (iv) any breach of this Agreement or any other Loan Document by the Borrower, any other Loan Party or any other North American L/C Participant or (v) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.
          (b) If any amount required to be paid by any North American L/C Participant to a North American Issuing Lender pursuant to Section 3.4(a) in respect of any unreimbursed portion of any payment made by such North American Issuing Lender under any North American Letter of Credit is paid to such North American Issuing Lender within three Business Days after the date such payment is due, such North American L/C Participant shall pay to such North American Issuing Lender on demand an amount equal to the product of (i) such amount, times (ii) (A) in the case of amounts due in Dollars, the daily average Federal Funds Effective Rate or (B) in the case of amounts due in Canadian Dollars, the daily average Canadian Prime Rate, in each case during the period from and including the date such payment is required to the date on which such payment is immediately available to such North American Issuing Lender, times (iii) a fraction the numerator of which is the number of days that elapse during such period and the denominator of which is 365. If any such amount required to be paid by any North American L/C Participant pursuant to Section 3.4(a) is not made available to the applicable North American Issuing Lender by such North American L/C Participant within three Business Days after the date such payment is due, such North American Issuing Lender shall be entitled to recover from such North American L/C Participant, on demand, such amount with interest thereon calculated from such due date at the rate per annum applicable to (i) in the case of amounts due in Dollars, ABR Loans under the North American Revolving Facility, and (ii) in the case of amounts due in Canadian Dollars, Canadian Prime Rate Loans under the North American Revolving Facility. A certificate of a North American

Issuing Lender submitted to any North American L/C Participant with respect to any amounts owing under this Section shall be conclusive in the absence of manifest error.
          (c) Whenever, at any time after a North American Issuing Lender has made payment under any North American Letter of Credit and has received from any North American L/C Participant its pro rata share of such payment in accordance with Section 3.4(a), such North American Issuing Lender receives any payment related to such North American Letter of Credit (whether directly from the Borrower or otherwise, including proceeds of collateral applied thereto by such North American Issuing Lender), or any payment of interest on account thereof, the North American Issuing Lender will distribute to such North American L/C Participant its pro rata share thereof; provided, however, that in the event that any such payment received by such North American Issuing Lender shall be required to be returned by such North American Issuing Lender, such North American L/C Participant shall return to such North American Issuing Lender the portion thereof previously distributed by such North American Issuing Lender to it.
          3.5 Reimbursement Obligation of the Borrower. If any draft is paid under any North American Letter of Credit, the Borrower shall reimburse the relevant North American Issuing Lender in the currency in which such draft is paid for the amount of (a) the draft so paid and (b) any fees, charges or other costs or expenses incurred by such North American Issuing Lender in connection with such payment, not later than 12:00 Noon, New York City time, on (i) the Business Day that the Borrower receives notice of such draft, if such notice is received on such day prior to 10:00 A.M., New York City time, or (ii) if clause (i) above does not apply, the Business Day immediately following the day that the Borrower receives such notice. Each such payment shall be made to such North American Issuing Lender at its address for notices referred to herein in Dollars or Canadian Dollars, as the case may be, and in immediately available funds. Interest shall be payable on any such amounts from the date on which the relevant draft is paid until payment in full at the rate set forth in (x) until the Business Day next succeeding the date of the relevant notice, Section 2.16(b) or Section 2.16(c), as applicable, and (y) thereafter, Section 2.16(e). Notwithstanding the foregoing, whether or not the conditions in Section 6.2 are satisfied or a Default or Event of Default exists (other than under Section 9(f)), each of the Administrative Agent and the Borrower shall have the absolute and unconditional right to require that such payment be financed with a North American Revolving Loan, which may be an ABR Loan, a Canadian Prime Rate Loan, or a Swingline Loan. If the Borrower does not make such payment by the time specified, the Administrative Agent shall so notify each North American Revolving Lender of such failure, the payment then due from the Borrower in respect thereof and such Lender’s North American Revolving Percentage thereof. Promptly following receipt of such notice, each North American Revolving Lender shall pay to the Administrative Agent its North American Revolving Percentage of the payment then due from the Borrower, in the same manner as provided in Section 2.5 with respect to North American Revolving Loans made by such Lender (and Section 2.5 shall apply, mutatis mutandis, to the payment obligations of the North American Revolving Lenders) and the Administrative Agent shall promptly pay to the relevant North American Issuing Lender the amounts so received by it from the North American Revolving Lenders. Promptly following receipt by the Administrative Agent of any payment from the Borrower pursuant to this paragraph, the Administrative Agent shall distribute such payment to such North American Issuing Lender or, to the extent that North American Revolving Lenders have made payments pursuant to this paragraph to reimburse such North American Issuing Lender, then to such Lenders and such North American Issuing Lender as their interests may appear. Any payment made by a North American Revolving Lender pursuant to this paragraph to reimburse such North American Issuing Lender for any amounts due by the Borrower pursuant to this paragraph (other than the funding of North American Revolving Loans or a Swingline Loan as contemplated above) shall not constitute a Loan and shall not relieve the Borrower of its obligation to reimburse such amounts.

          3.6 Obligations Absolute. The Borrower’s obligations under this Section 3 shall be absolute and unconditional under any and all circumstances and irrespective of any setoff, counterclaim or defense to payment that the Borrower may have or have had against the relevant North American Issuing Lender, any beneficiary of a North American Letter of Credit or any other Person. The Borrower also agrees with each North American Issuing Lender that the North American Issuing Lender shall not be responsible for, and the Borrower’s North American Reimbursement Obligations under Section 3.5 shall not be affected by, among other things, the validity or genuineness of documents or of any endorsements thereon, even though such documents shall in fact prove to be invalid, fraudulent or forged, or any dispute between or among the Borrower and any beneficiary of any North American Letter of Credit or any other party to which such North American Letter of Credit may be transferred or any claims whatsoever of the Borrower against any beneficiary of such North American Letter of Credit or any such transferee. A North American Issuing Lender shall not be liable for any error, omission, interruption or delay in transmission, dispatch or delivery of any message or advice, however transmitted, in connection with any North American Letter of Credit, except for errors or omissions found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such North American Issuing Lender. The Borrower agrees that any action taken or omitted by a North American Issuing Lender under or in connection with any North American Letter of Credit or the related drafts or documents, if done in the absence of gross negligence or willful misconduct, shall be binding on the Borrower and shall not result in any liability of such North American Issuing Lender to the Borrower.
          3.7 Letter of Credit Payments. If any draft shall be presented for payment under any North American Letter of Credit, the relevant North American Issuing Lender shall promptly notify the Borrower and the Administrative Agent of the date and amount thereof. The responsibility of such North American Issuing Lender to the Borrower in connection with any draft presented for payment under any North American Letter of Credit shall, in addition to any payment obligation expressly provided for in such North American Letter of Credit, be limited to determining that the documents (including each draft) delivered under such North American Letter of Credit in connection with such presentment are on their face substantially in conformity with such North American Letter of Credit.
          3.8 Cash Collateralization of North American Letters of Credit. In addition to any obligation of the Borrower to prepay Loans and cash collateralize Letters of Credit pursuant to Section 2.13(d), if on any date the Dollar Equivalent Amount of the North American L/C Obligations exceeds the amount of the North American L/C Commitment, the Borrower shall cash collateralize the North American Letters of Credit (in a manner reasonably satisfactory to the Administrative Agent), in an amount so as to eliminate such excess; provided, that if the North American L/C Obligations exceed the North American L/C Commitment solely as a result of a change in the aggregate Dollar Equivalent Amount of the North American Letters of Credit denominated in Canadian Dollars, no cash collateralization shall be made unless the Administrative Agent notifies the Borrower that the North American L/C Obligations have exceeded 105% of the North American L/C Commitment for five consecutive Business Days.
          3.9 Applications. To the extent that any provision of any Application related to any North American Letter of Credit is inconsistent with the provisions of this Section 3, the provisions of this Section 3 shall apply.
SECTION 4. CANADIAN LETTERS OF CREDIT
          4.1 Canadian L/C Commitment. (a) Subject to the terms and conditions hereof, each Canadian Issuing Lender, in reliance on the agreements of the other Canadian Revolving Lenders set forth in Section 4.4(a), agrees to issue letters of credit (“Canadian Letters of Credit”) for the account of the

Borrower on any Business Day during the Revolving Commitment Period in such form as may be approved from time to time by the Canadian Issuing Lender; provided that no Canadian Issuing Lender shall have any obligation to issue any Canadian Letter of Credit if, after giving effect to such issuance, (i) the Dollar Equivalent Amount of the Canadian L/C Obligations would exceed the Canadian L/C Commitment or (ii) the aggregate amount of the Available Canadian Revolving Commitments would be less than zero; provided further that no Canadian Issuing Lender shall have any obligation to issue any Canadian Letter of Credit if, after giving effect to such issuance, the Dollar Equivalent of the aggregate amount of outstanding Canadian Letters of Credit and North American Letters of Credit issued by such Issuing Lender would exceed its Issuing Lender Commitment. Each Canadian Letter of Credit shall (i) be denominated in Canadian Dollars and (ii) expire no later than the earlier of (x) the first anniversary of its date of issuance and (y) the date that is five Business Days prior to the Revolving Termination Date, provided that any Canadian Letter of Credit with a one-year term may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (y) above).
          (b) No Canadian Issuing Lender shall at any time be obligated to issue any Canadian Letter of Credit if such issuance would conflict with, or cause the Canadian Issuing Lender or any Canadian L/C Participant to exceed any limits imposed by, any applicable Requirement of Law.
          4.2 Procedure for Issuance of Canadian Letter of Credit. The Borrower may from time to time request that a Canadian Issuing Lender issue a Canadian Letter of Credit by delivering to such Canadian Issuing Lender (with a copy to the Administrative Agent) at its address for notices specified herein an Application therefor, completed to the reasonable satisfaction of such Canadian Issuing Lender, and such other certificates, documents and other papers and information as such Canadian Issuing Lender may reasonably request. Upon receipt of any Application, such Canadian Issuing Lender will process such Application and the certificates, documents and other papers and information delivered to it in connection therewith in accordance with its customary procedures and shall promptly issue the Canadian Letter of Credit requested thereby (but in no event shall a Canadian Issuing Lender be required to issue any Canadian Letter of Credit earlier than two Business Days after its receipt of the Application therefor and all such other certificates, documents and other papers and information relating thereto) by issuing the original of such Canadian Letter of Credit to the beneficiary thereof or as otherwise may be agreed to by such Canadian Issuing Lender and the Borrower. A Canadian Issuing Lender shall furnish a copy of each Canadian Letter of Credit to the Borrower promptly following the issuance thereof. A Canadian Issuing Lender shall promptly furnish to the Administrative Agent, which shall in turn promptly furnish to the Lenders, notice of the issuance of each Canadian Letter of Credit (including the amount thereof).
          4.3 Fees and Other Charges. (a) The Borrower will pay a fee on all outstanding Canadian Letters of Credit at a per annum rate equal to the Applicable Margin (or, in the case of non-financial letters of credit (as determined by the relevant Canadian Issuing Lender in its sole discretion), two-thirds of the Applicable Margin) then in effect with respect to Bankers’ Acceptances under the Canadian Revolving Facility, in each case shared ratably among the Canadian Revolving Lenders and payable quarterly in arrears on each Fee Payment Date after the issuance date. In addition, the Borrower shall pay to each Canadian Issuing Lender for its own account a fronting fee for each Canadian Letter of Credit issued by such Canadian Issuing Lender in an amount equal to the greater of (i) $500 per annum and (ii) 0.20% per annum on the undrawn and unexpired amount of each such Canadian Letter of Credit, in each case payable quarterly in arrears on each Fee Payment Date after the issuance date and on the date that such Canadian Letter of Credit expires or is cancelled in full and returned.
          (b) In addition to the foregoing fees, the Borrower shall pay or reimburse each Canadian Issuing Lender for such normal and customary costs and expenses as are incurred or charged by the Canadian Issuing Lender in issuing, negotiating, effecting payment under, amending or otherwise administering any Canadian Letter of Credit.
          4.4 Canadian L/C Participations. (a) Each Canadian Issuing Lender irrevocably agrees to grant and hereby grants to each Canadian L/C Participant, and, to induce such Canadian Issuing Lender to issue Canadian Letters of Credit, each Canadian L/C Participant irrevocably agrees to accept and purchase and hereby accepts and purchases from such Canadian Issuing Lender in the currency in which the Canadian Letter of Credit is denominated, on the terms and conditions set forth below, for such Canadian L/C Participant’s own account and risk an undivided interest equal to such Canadian L/C Participant’s Canadian Revolving Percentage in the Canadian Issuing Lender’s obligations and rights under and in respect of each Canadian Letter of Credit and the amount of each draft paid by the Canadian Issuing Lender thereunder. Each Canadian L/C Participant agrees with each Canadian Issuing Lender that, if a draft is paid under any Canadian Letter of Credit for which such Canadian Issuing Lender is not reimbursed in full by the Borrower in accordance with the terms of this Agreement, such Canadian L/C Participant shall pay to such Canadian Issuing Lender upon demand at such Canadian Issuing Lender’s address for notices specified herein an amount equal to such Canadian L/C Participant’s Canadian Revolving Percentage of the amount of such draft, or any part thereof, that is not so reimbursed. Each Canadian L/C Participant’s obligation to pay such amount shall be absolute and unconditional and shall not be affected by any circumstance, including (i) any setoff, counterclaim, recoupment, defense or other right that such Canadian L/C Participant may have against any Canadian Issuing Lender, the Borrower or any other Person for any reason whatsoever, (ii) the occurrence or continuance of a Default or an Event of Default or the failure to satisfy any of the other conditions specified in Section 6, (iii) any adverse change in the condition (financial or otherwise) of the Borrower, (iv) any breach of this Agreement or any other Loan Document by the Borrower, any other Loan Party or any other Canadian L/C Participant or (v) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.
          (b) If any amount required to be paid by any Canadian L/C Participant to a Canadian Issuing Lender pursuant to Section 4.4(a) in respect of any unreimbursed portion of any payment made by such Canadian Issuing Lender under any Canadian Letter of Credit is paid to such Canadian Issuing Lender within three Business Days after the date such payment is due, such Canadian L/C Participant shall pay to such Canadian Issuing Lender on demand an amount equal to the product of (i) such amount, times (ii) the daily average Canadian Prime Rate during the period from and including the date such payment is required to the date on which such payment is immediately available to such Canadian Issuing Lender, times (iii) a fraction the numerator of which is the number of days that elapse during such period and the denominator of which is 365. If any such amount required to be paid by any Canadian L/C Participant pursuant to Section 4.4(a) is not made available to the applicable Canadian Issuing Lender by such Canadian L/C Participant within three Business Days after the date such payment is due, such Canadian Issuing Lender shall be entitled to recover from such Canadian L/C Participant, on demand, such amount with interest thereon calculated from such due date at the rate per annum applicable to Canadian Prime Rate Loans under the Canadian Revolving Facility. A certificate of a Canadian Issuing Lender submitted to any Canadian L/C Participant with respect to any amounts owing under this Section shall be conclusive in the absence of manifest error.
          (c) Whenever, at any time after a Canadian Issuing Lender has made payment under any Canadian Letter of Credit and has received from any Canadian L/C Participant its pro rata share of such payment in accordance with Section 4.4(a), such Canadian Issuing Lender receives any payment related to such Canadian Letter of Credit (whether directly from the Borrower or otherwise, including proceeds of collateral applied thereto by such Canadian Issuing Lender), or any payment of interest on account thereof, the Canadian Issuing Lender will distribute to such Canadian L/C Participant its pro rata share thereof; provided, however, that in the event that any such payment received by such Canadian Issuing Lender shall be required to be returned by such Canadian Issuing Lender, such Canadian L/C

Participant shall return to such Canadian Issuing Lender the portion thereof previously distributed by such Canadian Issuing Lender to it.
          4.5 Reimbursement Obligation of the Borrower. If any draft is paid under any Canadian Letter of Credit, the Borrower shall reimburse the relevant Canadian Issuing Lender in the currency in which such draft is paid for the amount of (a) the draft so paid and (b) any fees, charges or other costs or expenses incurred by such Canadian Issuing Lender in connection with such payment, not later than 12:00 Noon, New York City time, on (i) the Business Day that the Borrower receives notice of such draft, if such notice is received on such day prior to 10:00 A.M., New York City time, or (ii) if clause (i) above does not apply, the Business Day immediately following the day that the Borrower receives such notice. Each such payment shall be made to such Canadian Issuing Lender at its address for notices referred to herein in Canadian Dollars and in immediately available funds. Interest shall be payable on any such amounts from the date on which the relevant draft is paid until payment in full at the rate set forth in (x) until the Business Day next succeeding the date of the relevant notice, Section 2.16(b) and (y) thereafter, Section 2.16(e). Notwithstanding the foregoing, whether or not the conditions in Section 6.2 are satisfied or a Default or Event of Default exists (other than under Section 9(f)), each of the Administrative Agent and the Borrower shall have the absolute and unconditional right to require that such payment be financed with a Canadian Prime Rate Loan. If the Borrower does not make such payment by the time specified, the Administrative Agent shall notify each Canadian Revolving Lender of such failure, the payment then due from the Borrower in respect thereof and such Lender’s Canadian Revolving Percentage thereof. Promptly following receipt of such notice, each Canadian Revolving Lender shall pay to the Administrative Agent its Canadian Revolving Percentage of the payment then due from the Borrower, in the same manner as provided in Section 2.5 with respect to Canadian Revolving Loans made by such Lender (and Section 2.5 shall apply, mutatis mutandis, to the payment obligations of the Canadian Revolving Lenders) and the Administrative Agent shall promptly pay to the relevant Canadian Issuing Lender the amounts so received by it from the Canadian Revolving Lenders. Promptly following receipt by the Administrative Agent of any payment from the Borrower pursuant to this paragraph, the Administrative Agent shall distribute such payment to such Canadian Issuing Lender or, to the extent that Canadian Revolving Lenders have made payments pursuant to this paragraph to reimburse such Canadian Issuing Lender, then to such Lenders and such Canadian Issuing Lender as their interests may appear. Any payment made by a Canadian Revolving Lender pursuant to this paragraph to reimburse such Canadian Issuing Lender for any amounts due by the Borrower pursuant to this paragraph (other than the funding of Canadian Revolving Loans as contemplated above) shall not constitute a Loan and shall not relieve the Borrower of its obligation to reimburse such amounts.
          4.6 Obligations Absolute. The Borrower’s obligations under this Section 4 shall be absolute and unconditional under any and all circumstances and irrespective of any setoff, counterclaim or defense to payment that the Borrower may have or have had against the relevant Canadian Issuing Lender, any beneficiary of a Canadian Letter of Credit or any other Person. The Borrower also agrees with each Canadian Issuing Lender that the Canadian Issuing Lender shall not be responsible for, and the Borrower’s Canadian Reimbursement Obligations under Section 4.5 shall not be affected by, among other things, the validity or genuineness of documents or of any endorsements thereon, even though such documents shall in fact prove to be invalid, fraudulent or forged, or any dispute between or among the Borrower and any beneficiary of any Canadian Letter of Credit or any other party to which such Canadian Letter of Credit may be transferred or any claims whatsoever of the Borrower against any beneficiary of such Canadian Letter of Credit or any such transferee. A Canadian Issuing Lender shall not be liable for any error, omission, interruption or delay in transmission, dispatch or delivery of any message or advice, however transmitted, in connection with any Canadian Letter of Credit, except for errors or omissions found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Canadian Issuing Lender. The Borrower agrees that any action taken or omitted by a Canadian Issuing Lender under or in connection with any Canadian Letter of

Credit or the related drafts or documents, if done in the absence of gross negligence or willful misconduct, shall be binding on the Borrower and shall not result in any liability of such Canadian Issuing Lender to the Borrower.
          4.7 Letter of Credit Payments. If any draft shall be presented for payment under any Canadian Letter of Credit, the relevant Canadian Issuing Lender shall promptly notify the Borrower and the Administrative Agent of the date and amount thereof. The responsibility of such Canadian Issuing Lender to the Borrower in connection with any draft presented for payment under any Canadian Letter of Credit shall, in addition to any payment obligation expressly provided for in such Canadian Letter of Credit, be limited to determining that the documents (including each draft) delivered under such Canadian Letter of Credit in connection with such presentment are on their face substantially in conformity with such Canadian Letter of Credit.
          4.8 Cash Collateralization of Canadian Letters of Credit. In addition to any obligation of the Borrower to prepay Loans and cash collateralize Letters of Credit pursuant to Section 2.13(d), if on any date the amount of the Canadian L/C Obligations exceeds the amount of the Canadian L/C Commitment, the Borrower shall cash collateralize the Canadian Letters of Credit (in a manner reasonably satisfactory to the Administrative Agent), in an amount so as to eliminate such excess.
          4.9 Applications. To the extent that any provision of any Application related to any Canadian Letter of Credit is inconsistent with the provisions of this Section 4, the provisions of this Section 4 shall apply.
SECTION 5. REPRESENTATIONS AND WARRANTIES
          To induce the Administrative Agent and the Lenders to enter into this Agreement and to make the Loans and issue or participate in the Letters of Credit, Holdings and the Borrower hereby jointly and severally represent and warrant to the Administrative Agent and each Lender that:
          5.1 Financial Condition. (a) The unaudited pro forma consolidated balance sheet of Holdings and its consolidated Subsidiaries as at September 30, 2008 (including the notes thereto) (the “Pro Forma Balance Sheet”) and the unaudited pro forma consolidated statements of income and cash flows of Holdings and its consolidated Subsidiaries for the nine-month period ended September 30, 2008 (including the notes thereto) (the “Pro Forma Statement of Operations”, and collectively with the Pro Forma Balance Sheet, the “Pro Forma Financial Statements”), copies of which have heretofore been furnished to each Lender, have been prepared giving effect (as if such events had occurred, with respect to the Pro Forma Balance Sheet, on such date and, with respect to the Pro Forma Statements of Operations, on the first day of the period set forth above) to (i) the consummation of the Acquisition, (ii) the Loans and the Bridge Loans to be made on the Closing Date and the use of proceeds thereof and (iii) the payment of fees and expenses in connection with the foregoing. The Pro Forma Financial Statements have been prepared based on the best information available to Holdings and the Borrower as of the date of delivery thereof, and present fairly on a pro forma basis the estimated financial position of Holdings and its consolidated Subsidiaries as at, and the results of operations of Holdings and its consolidated Subsidiaries for the twelve-month period ended, September 30, 2008, assuming that the events specified in the preceding sentence had actually occurred at such date or on the first day of such period, as the case may be.
          (b) The audited consolidated balance sheets of Holdings and its consolidated Subsidiaries as at December 31, 2006 and December 31, 2007, and the related consolidated statements of income and of cash flows for the fiscal years ended on such dates, reported on by and accompanied by an unqualified report from KPMG LLP, present fairly the consolidated financial condition of Holdings and its consolidated Subsidiaries as at such date, and the consolidated results of its operations and its consolidated cash flows for the respective fiscal years then ended. The unaudited consolidated balance sheets of Holdings and its consolidated Subsidiaries as at March 31, 2008, June 30, 2008 and September 30, 2008, and the related unaudited consolidated statements of income and cash flows for the three-month, six-month and nine-month periods respectively ended on such dates, present fairly the consolidated financial condition of Holdings and its consolidated Subsidiaries as at such respective dates, and the consolidated results of its operations and its consolidated cash flows for the three-month, six-month and nine-month periods respectively then ended (subject to normal year-end audit adjustments). All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with GAAP applied consistently throughout the periods involved (except as approved by the aforementioned firm of accountants and disclosed therein).
          (c) The audited consolidated balance sheets of the Target and its consolidated Subsidiaries as at December 31, 2005, December 31, 2006 and December 31, 2007, and the related consolidated statements of income and of cash flows for the fiscal years ended on such dates, reported on by and accompanied by an unqualified report from KPMG LLP, present fairly the consolidated financial condition of the Target and its consolidated Subsidiaries as at such date, and the consolidated results of its operations and its consolidated cash flows for the respective fiscal years then ended. The unaudited consolidated balance sheets of the Target and its consolidated Subsidiaries as at March 31, 2008, June 30, 2008 and September 30, 2008, and the related unaudited consolidated statements of income and cash flows for the three-month, six-month and nine-month periods respectively ended on such dates, present fairly the consolidated financial condition of the Target and its consolidated Subsidiaries as at such respective dates, and the consolidated results of its operations and its consolidated cash flows for the three-month, six-month and nine-month periods respectively then ended (subject to normal year-end audit adjustments). All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with US GAAP applied consistently throughout the periods involved (except as approved by the aforementioned firm of accountants and disclosed therein).
          (d) No Group Member has any material Guarantee Obligations, material contingent liabilities and liabilities for taxes, or any Capital Lease Obligations or unusual forward or long-term commitments, including any interest rate or foreign currency swap or exchange transaction or other obligation in respect of derivatives, that are not reflected in the most recent financial statements (including the related schedules and notes thereto) referred to in paragraphs (b) and (c) above. During the period from December 31, 2007 to and including the date hereof there has been no Disposition by any Group Member of any material part of its business or property (other than to another Group Member that is a Wholly Owned North American Subsidiary Guarantor).
          5.2 No Change. Since December 31, 2007, there has been no development or event that has had or would reasonably be expected to have a Material Adverse Effect.
          5.3 Existence; Compliance with Law. Each Group Member (a) is duly organized, formed or settled, validly existing and in good standing (to the extent applicable in the relevant jurisdiction) under the laws of the jurisdiction of its organization, formation or settlement, (b) has the power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (c) is duly qualified as a foreign corporation or other organization and in good standing (to the extent applicable in the relevant jurisdiction) under the laws of each jurisdiction where its ownership, lease or operation of material property or the conduct of material business requires such qualification and (d) is in compliance with all Requirements of Law except to the extent that the failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect. Nothing in this Section 5.3 shall restrict any transaction permitted pursuant to Section 8.4.

          5.4 Power; Authorization; Enforceable Obligations. Each Loan Party has the power and authority, and the legal right, to make, deliver and perform the Loan Documents to which it is a party and, in the case of the Borrower, to obtain extensions of credit hereunder. Each Loan Party has taken all necessary action to authorize the execution, delivery and performance of the Loan Documents to which it is a party and, in the case of the Borrower, to authorize the extensions of credit on the terms and conditions of this Agreement. No consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the completion of the Acquisition and the extensions of credit hereunder or with the execution, delivery, performance, validity or enforceability of this Agreement or any of the Loan Documents, except (i) consents, authorizations, filings and notices described in Schedule 5.4, which consents, authorizations, filings and notices have been obtained or made and are in full force and effect, (ii) the filings referred to in Section 5.20, and (iii) other immaterial consents, authorizations, filings and notices in connection with the Acquisition. Each Loan Document has been duly executed and delivered on behalf of each Loan Party party thereto. This Agreement constitutes, and each other Loan Document upon execution will constitute, a legal, valid and binding obligation of each Loan Party party thereto, enforceable against each such Loan Party in accordance with its terms, except as enforceability may be limited by applicable Debtor Relief Laws and equitable principles.
          5.5 No Legal Bar. The execution, delivery and performance of this Agreement and the other Loan Documents, the issuance of Letters of Credit, the borrowings hereunder and the use of the proceeds thereof will not violate any Requirement of Law or any Contractual Obligation of any Group Member and will not result in, or require, the creation or imposition of any Lien on any of their respective properties or revenues pursuant to any Requirement of Law or any such Contractual Obligation (other than the Liens created by the Security Documents).
          5.6 Litigation. No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of Holdings or the Borrower, threatened by or against any Group Member or against any of their respective properties or revenues (a) with respect to any of the Loan Documents or any of the transactions contemplated hereby or thereby except as described in Schedule 5.6, or (b) that would reasonably be expected to have a Material Adverse Effect.
          5.7 No Default. No Group Member is in default under or with respect to any of its Contractual Obligations in any respect that could reasonably be expected to have a Material Adverse Effect. No Default or Event of Default has occurred and is continuing.
          5.8 Ownership of Property; Liens. Each Group Member has title in fee simple to, or a valid leasehold interest in, all its real property, and good title to, or a valid leasehold interest in, all its other property, and none of such property is subject to any Lien except as permitted by Section 8.3 and except for minor defects in title that do not materially interfere with such Group Member’s ability to conduct its business or to utilize such assets for their intended purposes.
          5.9 Intellectual Property. Each Group Member owns, or is licensed to use, all Intellectual Property reasonably necessary for the conduct of its business as currently conducted. No material claim has been asserted and is pending by any Person challenging or questioning the use of any material Intellectual Property by any Group Member or the validity or effectiveness of any Group Member’s rights in any material Intellectual Property, nor, except as set forth on Schedule 5.9, does Holdings or the Borrower know of any valid basis for any such claim. The use of Intellectual Property by each Loan Party does not infringe on the rights of any Person in any material respect.
          5.10 Taxes. Each Group Member has filed or caused to be filed all Federal, state, provincial and other material tax returns that are required to be filed and has paid all taxes shown to be due and payable on said returns or on any assessments made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any Governmental Authority (other than any such taxes, fees or other charges the amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP (or US GAAP in the case of the Target prior to the Closing Date) have been provided on the books of the relevant Group Member) and other than taxes which in the aggregate do not exceed $2,500,000; to the knowledge of Holdings and the Borrower, no claim is being asserted with respect to any such tax, fee or other charge, except as previously disclosed in writing to the Lenders.
          5.11 Federal Regulations. No part of the proceeds of any Loans, and no other extensions of credit hereunder, will be used (a) for “buying” or “carrying” any “margin stock” within the respective meanings of each of the quoted terms under Regulation U as now and from time to time hereafter in effect for any purpose that violates the provisions of the Regulations of the Board or (b) for any purpose that violates the provisions of the Regulations of the Board. If requested by any Lender or the Administrative Agent, the Borrower will furnish to the Administrative Agent and each Lender a statement to the foregoing effect in conformity with the requirements of FR Form G-3 or FR Form U-1, as applicable, referred to in Regulation U.
          5.12 Labor Matters. Except as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect: (a) there are no strikes or other labor disputes against any Group Member pending or, to the knowledge of Holdings or the Borrower, threatened; (b) hours worked by and payment made to employees of each Group Member have not been in violation of the Fair Labor Standards Act or any other applicable Requirement of Law dealing with such matters; and (c) all payments due from any Group Member on account of employee health and welfare insurance have been paid or accrued as a liability on the books of the relevant Group Member.
          5.13 ERISA. (a) Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect: (i) each Group Member and each of their respective ERISA Affiliates is in compliance with the applicable provisions of ERISA and the provisions of the Code relating to Plans and the regulations and published interpretations thereunder; (ii) no ERISA Event has occurred or is reasonably expected to occur; and (iii) all amounts required by applicable law with respect to, or by the terms of, any retiree welfare benefit arrangement maintained by any Group Member or any ERISA Affiliate or to which any Group Member or any ERISA Affiliate has an obligation to contribute have been accrued in accordance with Statement of Financial Accounting Standards No. 106.
          (b) Except as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect, (i) all employer and employee contributions required by applicable law or by the terms of any Foreign Benefit Arrangement or Foreign Plan have been made, or, if applicable, accrued in accordance with normal accounting practices; (ii) the accrued benefit obligations of each Foreign Plan (based on those assumptions used to fund such Foreign Plan) with respect to all current and former participants do not exceed the assets of such Foreign Plan; (iii) each Foreign Plan that is required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; and (iv) each such Foreign Benefit Arrangement and Foreign Plan is in compliance (A) with all material provisions of applicable law and all material applicable regulations and published interpretations thereunder with respect to such Foreign Benefit Arrangement or Foreign Plan and (B) with the terms of such plan or arrangement.
          5.14 Canadian Pension and Benefit Plans. (a) All obligations of Holdings and its Subsidiaries under each Canadian Pension Plan and Canadian Benefit Plan have been performed in accordance with the terms thereof and any Requirement of Law (including, without limitation, the Income Tax Act (Canada)), except where the failure to so perform could not reasonably be expected to result in a

Material Adverse Effect. No Canadian Pension Plan has any unfunded liabilities which could reasonably be expected to have a Material Adverse Effect.
          (b) Except as could not reasonably be expected to have a Material Adverse Effect, the present value of all accumulated benefit obligations under each Canadian Pension Plan and Foreign Pension Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Pension Plan allocable to such accrued benefits, and the present value of all accumulated benefit obligations of all underfunded Pension Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed by more than a material amount the fair market value of the assets of all such underfunded Pension Plans.
          5.15 Investment Company Act; Other Regulations. No Loan Party is an “investment company”, or a company “controlled” by an “investment company”, within the meaning of the Investment Company Act of 1940, as amended. No Loan Party is subject to regulation under any Requirement of Law (other than Regulation X of the Board) that limits its ability to incur Indebtedness.
          5.16 Subsidiaries. Except as disclosed to the Administrative Agent by the Borrower in writing from time to time after the Closing Date, (a) Schedule 5.16 sets forth the name and jurisdiction of incorporation of each Subsidiary and, as to each such Subsidiary, the percentage of each class of Capital Stock owned by any Loan Party and (b) there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock or unit options granted to employees or directors and directors’ qualifying shares) of any nature relating to any Capital Stock of the Borrower or any Subsidiary, except as created by the Loan Documents and any Existing Convertible Securities remaining outstanding on the Closing Date.
          5.17 Use of Proceeds. The proceeds of the Term Loans shall be used to finance a portion of the Acquisition and to refinance, in whole or in part, the Existing Convertible Securities and, in each case, to pay related fees and expenses; provided, that the proceeds of any Incremental Term Loans shall be used for general corporate purposes. The proceeds of the Revolving Loans and the Swingline Loans, and the Letters of Credit, shall be used to finance working capital requirements and for general corporate purposes of the Borrower, Holdings and their respective Subsidiaries; provided, that the proceeds of Revolving Loans made on the Closing Date may be used to finance a portion of the Acquisition, to refinance existing indebtedness of the Borrower or the Target or their respective Subsidiaries on or about the Closing Date and to pay related fees and expenses (provided that the Borrower shall repay a portion (such portion, the “Temporary Revolving Borrowings”) of such Revolving Loans by no later than 11:00 A.M., New York City time, on the Business Day immediately following the Closing Date so that not more than $100,000,000 (exclusive of any Letters of Credit issued on the Closing Date to replace any existing letters of credit of the Target), plus any additional amounts necessary to finance any OID in respect of the Term Loans, of such Revolving Loans used for such purposes remain outstanding).
          5.18 Environmental Matters. Except as set forth in Schedule 5.18 or as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect:
          (a) the facilities and properties owned, leased or operated by any Group Member (the “Properties”) do not contain, and have not previously contained, any Materials of Environmental Concern in amounts or concentrations or under circumstances that constitute or constituted a violation of, or could give rise to liability under, any Environmental Law;

          (b) no Group Member has received or is aware of any notice of violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters or compliance with Environmental Laws with regard to any of the Properties or the business operated by any Group Member (the “Business”), nor does Holdings or the Borrower have knowledge or reason to believe that any such notice will be received or is being threatened;
          (c) Materials of Environmental Concern have not been transported to or disposed of at, on or under any property in violation of, or in a manner or to a location that could reasonably be expected to give rise to liability under, any Environmental Law, nor have any Materials of Environmental Concern been generated, treated, stored or disposed of at, on or under any of the Properties in violation of, or in a manner that could reasonably be expected to give rise to liability under, any applicable Environmental Law;
          (d) no judicial proceeding or governmental or administrative action is pending or, to the knowledge of Holdings and the Borrower, threatened, under any Environmental Law to which any Group Member is or could reasonably be expected to be named as a party with respect to the Properties or the Business, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial judgments remaining in effect under any Environmental Law with respect to the Properties or the Business;
          (e) there has been no Release or threat of Release of Materials of Environmental Concern at, on, under or from the Properties, or arising from or related to the operations of any Group Member in connection with the Properties or otherwise in connection with the Business, in violation of or in amounts or in a manner that could give rise to liability under Environmental Laws;
          (f) the Business, the Properties and all operations at the Properties are in compliance, and have in the last five years been in compliance, with all applicable Environmental Laws; and
          (g) no Group Member has assumed any liability of any other Person under Environmental Laws.
          5.19 Accuracy of Information, etc. No statement or information contained in this Agreement, any other Loan Document, the Confidential Information Memorandum (as updated by the Borrower from time to time prior to the Closing Date) or any other material document, certificate or statement furnished by or on behalf of any Loan Party to the Administrative Agent or the Lenders, or any of them, for use in connection with the transactions contemplated by this Agreement or the other Loan Documents, contained as of the date such statement, information, document or certificate was so furnished (or, in the case of the Confidential Information Memorandum (as updated on or prior to the date hereof), as of the date of this Agreement), any untrue statement of a material fact or omitted to state a material fact necessary to make the statements contained herein or therein not materially misleading in light of the circumstances under which such statement was made. The projections and pro forma financial information contained in the materials referenced above are based upon good faith estimates and assumptions believed by management of the Borrower to be reasonable at the time made, it being recognized by the Lenders that such financial information as it relates to future events is not to be viewed as fact and that actual results during the period or periods covered by such financial information may differ from the projected results set forth therein by a material amount. There is no fact known to any Loan Party that could reasonably be expected to have a Material Adverse Effect that has not been expressly disclosed herein, in the other Loan Documents, in the Confidential Information Memorandum or in any other documents, certificates and statements furnished to the Administrative Agent and the Lenders for use in connection with the transactions contemplated hereby and by the other Loan

Documents. No representation is made with respect to information of a general economic or general industry nature.
          5.20 Security Documents. (a)The US Guarantee and Collateral Agreement is effective to create in favor of the Administrative Agent, for the benefit of the Lenders, a legal, valid and enforceable security interest in the Collateral described therein and the proceeds thereof. In the case of the Pledged Stock as defined and described in the US Guarantee and Collateral Agreement, when stock certificates (in the case of Pledged Stock which is certificated) representing such Pledged Stock are delivered to the Administrative Agent, and in the case of the other Collateral described in the US Guarantee and Collateral Agreement, when financing statements and other filings specified on Schedule 5.20(a) in appropriate form are filed in the offices specified on Schedule 5.20(a), the US Guarantee and Collateral Agreement shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Loan Parties in such Collateral and the proceeds thereof (except to the extent the same may not be perfected by such delivery or filing), as security for the Obligations (as defined in the US Guarantee and Collateral Agreement), in each case prior and superior in right to any other Person (except, in the case of Collateral other than Pledged Stock, Liens permitted by Section 8.3).
          (b) Each of the Mortgages, if any, is effective to create in favor of the Administrative Agent, for the benefit of the Lenders, a legal, valid and enforceable Lien on the Mortgaged Properties described therein and proceeds thereof, and when the Mortgages, if any, are filed in the proper real estate filing offices, each such Mortgage shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Loan Parties in the Mortgaged Properties and the proceeds thereof, as security for the Obligations (as defined in the relevant Mortgage), in each case prior and superior in right to any other Person (other than as permitted by the relevant Mortgage). Schedule 5.20(b) lists, as of the Closing Date, each parcel of owned real property and each leasehold interest in real property located in the United States or Canada and held by any Group Member having a fair market value (together with improvements thereof) of at least $10,000,000.
          (c) The Canadian Collateral Agreement is, effective to create in favor of the Administrative Agent, for the benefit of the Lenders, a legal, valid and enforceable security interest (or hypothec, if applicable) in the Collateral described therein and the proceeds thereof. In the case of the Pledged Stock as defined and described in the Canadian Collateral Agreement, when stock certificates (in the case of Pledged Stock which is certificated) representing such Pledged Stock are delivered to the Administrative Agent, and in the case of the other Collateral described in the Canadian Collateral Agreement, when financing statements and other filings specified on Schedule 5.20(c) in appropriate form are filed in the offices specified on Schedule 5.20(c), the Administrative Agent shall have a fully perfected Lien on, and security interest in, all right, title and interest of the Loan Parties in such Collateral and the proceeds thereof (except to the extent the same may not be perfected by such delivery or filing), as security for the Obligations (as defined in the Canadian Collateral Agreement), in each case prior and superior in right to any other Person (except, in the case of Collateral other than Pledged Stock, Liens permitted by Section 8.3).
          5.21 Insurance. The Loan Parties maintain insurance in compliance with Section 7.5.
          5.22 Solvency. Each of Holdings and the Borrower on a consolidated basis is, and after giving effect to the Acquisition and the incurrence of all Indebtedness and obligations being incurred in connection herewith and therewith will be, Solvent.
          5.23 Certain Documents. The Borrower has delivered to the Administrative Agent a complete and correct copy of the Acquisition Documentation, the Bridge Credit Agreement and each

Material Contract, including any material amendments, supplements or modifications with respect to any of the foregoing.
SECTION 6. CONDITIONS PRECEDENT
          6.1 Conditions to Initial Extension of Credit. The agreement of each Lender to make the initial extension of credit requested to be made by it is subject to the satisfaction, prior to or concurrently with the making of such extension of credit on the Closing Date, of the following conditions precedent:
     (a) Credit Agreement; Other Loan Documents. The Administrative Agent shall have received (i) this Agreement, executed and delivered by the Administrative Agent, Holdings, the Borrower and each Person listed on Schedule 1.1A, (ii) the US Guarantee and Collateral Agreement, executed and delivered by Holdings, the Borrower and each Subsidiary Guarantor, (iii) an Acknowledgement and Consent in the form attached to the US Guarantee and Collateral Agreement, executed and delivered by each Issuer (as defined therein), if any, that is not a Loan Party, (iv) the Canadian Collateral Agreement, executed and delivered by Holdings, the Borrower and each Subsidiary Guarantor organized under the laws of Canada or any province thereof and (v) an Acknowledgement and Consent in the form attached to the Canadian Collateral Agreement, executed and delivered by each Issuer (as defined therein), if any, that is not a Loan Party.
     (b) Acquisition, etc. The following transactions shall have been consummated substantially simultaneously therewith:
     (i) the Target shall be merged with and into Precision Lobos Corporation, with Precision Lobos Corporation surviving such merger (the “Acquisition”) in accordance with the Acquisition Agreement, and no provision of the Acquisition Agreement shall have been waived, amended, supplemented or otherwise modified in a manner material and adverse to the Lenders without the written consent of the Arrangers (which consent shall not be unreasonably withheld or delayed);
     (ii) the Borrower shall have received at least $400,000,000 (less the aggregate amount of Existing Convertible Securities that the Borrower has determined will not be converted or redeemed on the Closing Date) in gross cash proceeds from the borrowing of the Bridge Loans;
     (iii) the Administrative Agent shall have received reasonably satisfactory evidence that the fees and expenses (including on account of any OID) to be incurred in connection with the Acquisition and the financing thereof shall not exceed [Redacted pursuant to Section 12.2 of national instrument 51-102]; and
     (iv) the Administrative Agent shall have received reasonably satisfactory evidence that (i) substantially all of the Indebtedness (including commitments in respect thereof) of the Target (excluding those Existing Convertible Securities not converted or redeemed on or prior to the Closing Date) existing prior to the Closing Date and (ii) all obligations under the Extendible Revolving Term Credit Agreement, dated November 2, 2005, as amended from time to time, between the Borrower, the financial institutions from time to time parties thereto and Royal Bank of Canada, as agent, shall have been repaid (or cancelled) on terms reasonably satisfactory to the Administrative Agent and all related security interests released or arrangements shall have been made which are reasonably satisfactory to the Administrative Agent for the repayment thereof and release of all related security interests.
     (c) Pro Forma Financial Statements; Financial Statements. The Lenders shall have received the Pro Forma Financial Statements and the other financial statements of Holdings and the Target described in Section 5.1 and all other financial statements for completed or pending acquisitions that may be required under Regulation S-X of the Securities Act of 1933, as amended (“Regulation S-X”).
     (d) Projections. The Lenders shall have received satisfactory projections of Holdings (giving effect to the Acquisition) through 2014 (and receipt of such projections are hereby acknowledged).
     (e) Approvals. All governmental and third party approvals required under Section 6.1 of the Acquisition Agreement shall have been obtained and be in full force and effect on terms reasonably satisfactory to the Arrangers. No Governmental Authority (as defined in the Acquisition Agreement) of competent jurisdiction shall have issued, promulgated, enforced or entered any Order (as defined in the Acquisition Agreement), temporary restraining order, preliminary or permanent injunction, or other legal restraint or prohibition that is continuing and which prevents the consummation of the Acquisition. There shall not be any pending suit, action or proceeding asserted by any Governmental Authority (as defined in the Acquisition Agreement) challenging or seeking to restrain or prohibit the consummation of the Acquisition or the transactions contemplated under the Acquisition Agreement.
     (f) Target Material Adverse Effect. Except as described in the Grey Wolf Reports (as defined in the Acquisition Agreement), no Target Material Adverse Effect shall have occurred since December 31, 2007.
     (g) Consolidated Leverage Ratio. The Consolidated Leverage Ratio (calculated on a pro forma basis after giving effect to the Acquisition and the making of the initial extensions of credit hereunder and with Consolidated EBITDA being calculated for the twelve-month period ended on the date of the most recent financial statements delivered pursuant to Section 5.1, but excluding for this purpose only the Temporary Revolving Borrowings) shall not exceed 2.00 to 1.00.
     (h) Lien Searches. The Administrative Agent shall have received the results of a recent lien search in each of the jurisdictions where the Loan Parties are organized or their respective chief executive offices are located or where material Collateral is located, and such search shall reveal no liens on any of the assets of the Loan Parties except for liens permitted by Section 8.3 or discharged on or prior to the Closing Date or to be discharged promptly after the Closing Date pursuant to documentation satisfactory to the Administrative Agent acting reasonably, or arrangements shall have been made which are reasonably satisfactory to the Administrative Agent for the release of such liens.
     (i) Fees. The Lenders, the Administrative Agent and the Arrangers shall have received all fees required to be paid, and all expenses for which invoices have been presented (including the reasonable fees and expenses of legal counsel), on or before the Closing Date. All such amounts will be paid with proceeds of Loans made on the Closing Date and will be reflected in the funding instructions given by the Borrower to the Administrative Agent on or before the Closing Date.

     (j) Closing Certificate; Certified Articles of Incorporation; Good Standing Certificates. The Administrative Agent shall have received (i) a certificate of each Loan Party, dated the Closing Date, substantially in the form of Exhibit C, with appropriate insertions and attachments, including the certificate or articles of incorporation of each Loan Party that is a corporation and certificate of limited partnership for each Loan Party that is a limited partnership, certified by the relevant authority of the jurisdiction of organization of such Loan Party (if such Loan Party is organized in the United States, and otherwise by the secretary or assistant secretary of such Loan Party) and (ii) a long form good standing certificate, certificate of status or certificate of limited partnership, as applicable (in each case, if available in such jurisdiction), for each Loan Party from its jurisdiction of organization.
     (k) Legal Opinions. The Administrative Agent shall have received the following executed legal opinions addressed to the Administrative Agent and the Lenders:
     (i) the legal opinion of Bennett Jones LLP, Canadian counsel to Holdings and its Subsidiaries, substantially in the form of Exhibit E-1;
     (ii) the legal opinion of Mayer Brown LLP, New York counsel to Holdings and its Subsidiaries, substantially in the form of Exhibit E-2;
     (iii) the legal opinion of Joanne Alexander, general counsel of Holdings, substantially in the form of Exhibit E-3; and
     (iv) the legal opinion of local counsel in each of Nevada and Louisiana and of such other special and local counsel as may be required by the Administrative Agent.
Each such legal opinion shall cover such other matters incident to the transactions contemplated by this Agreement as the Administrative Agent may reasonably require.
     (l) Pledged Stock; Stock Powers; Pledged Notes. The Administrative Agent shall have received (i) the certificates representing the shares or units of Capital Stock (to the extent certificated) pledged pursuant to the US Guarantee and Collateral Agreement or the Canadian Collateral Agreement, together with an undated stock power or transfer form for each such certificate executed in blank by a duly authorized officer of the pledgor thereof and (ii) each promissory note (if any) pledged to the Administrative Agent pursuant to the US Guarantee and Collateral Agreement endorsed (without recourse) in blank (or accompanied by an executed transfer form in blank) by the pledgor thereof.
     (m) Filings, Registrations and Recordings. Each document (including any Uniform Commercial Code financing statement or PPSA filing) required by the Security Documents or under law or reasonably requested by the Administrative Agent to be filed, registered or recorded in order to create in favor of the Administrative Agent, for the benefit of the Lenders, a perfected Lien on the Collateral described therein, prior and superior in right to any other Person (other than with respect to Liens expressly permitted by Section 8.3), shall be in proper form for filing, registration or recordation.
     (n) Solvency Certificate. The Administrative Agent shall have received a certificate from the chief financial officer or vice president, finance of Holdings and the Borrower attesting to the Solvency of Holdings and the Borrower on a consolidated basis after giving effect to the Acquisition and the incurrence of all Indebtedness and obligations being incurred in connection herewith and therewith.

     (o) Insurance. The Administrative Agent shall have received insurance certificates satisfying the requirements of Section 5.3(b) of the US Guarantee and Collateral Agreement and Section 4.3(b) of the Canadian Collateral Agreement, as applicable.
For the purpose of determining compliance with the conditions specified in this Section 6.1, each Lender that has signed this Agreement shall be deemed to have accepted, and to be satisfied with, each document or other matter required under this Section 6.1 unless the Administrative Agent shall have received written notice from such Lender prior to the proposed Closing Date specifying its objection thereto.
          6.2 Conditions to Each Extension of Credit. The agreement of each Lender to make any extension of credit requested to be made by it on any date (including its initial extension of credit) is subject to the satisfaction of the following conditions precedent:
     (a) Representations and Warranties. Each of the representations and warranties made by any Loan Party in or pursuant to the Loan Documents shall be true and correct in all material respects on and as of such date as if made on and as of such date; provided, that, solely for purposes of the initial extensions of credit to be made on the Closing Date, the only representations and warranties relating to the Target and its Subsidiaries and their respective businesses the making of which shall be a condition to such initial extensions of credit shall be the Specified Representations.
     (b) No Default. No Default or Event of Default shall have occurred and be continuing on such date or after giving effect to the extensions of credit requested to be made on such date.
Each borrowing by and issuance of a Letter of Credit on behalf of the Borrower hereunder shall constitute a representation and warranty by the Borrower as of the date of such extension of credit that the conditions contained in this Section 6.2 have been satisfied.
SECTION 7. AFFIRMATIVE COVENANTS
          Holdings and the Borrower hereby jointly and severally agree that, so long as the Commitments remain in effect, any Letter of Credit remains outstanding or any Loan or other amount is owing to any Lender or the Administrative Agent hereunder, each of Holdings and the Borrower shall and shall cause each of its Subsidiaries to:
          7.1 Financial Statements. Furnish to the Administrative Agent and each Lender:
          (a) as soon as available, but in any event within 90 days after the end of each fiscal year of Holdings, a copy of the audited consolidated balance sheet of Holdings and its consolidated Subsidiaries as at the end of such year and the related audited consolidated statements of income and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, reported on without a “going concern” or like qualification or exception, or qualification arising out of the scope of the audit, by KPMG LLP or other independent certified public accountants of nationally recognized standing; and
          (b) as soon as available, but in any event not later than 45 days after the end of each of the first three quarterly periods of each fiscal year of Holdings, the unaudited consolidated balance sheet of Holdings and its consolidated Subsidiaries as at the end of such quarter and the related unaudited consolidated statements of income and of cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures for the previous year, certified by a Responsible Officer as being fairly stated in all material respects (subject to normal year-end audit adjustments and absence of footnotes).
All such financial statements shall be complete and correct in all material respects and shall be prepared in reasonable detail and in accordance with GAAP applied (except as approved by such accountants or officer, as the case may be, and disclosed in reasonable detail therein) consistently throughout the periods reflected therein and with prior periods. Delivery of the financial statements referred to above shall be deemed to have been made upon delivery of notice to the Administrative Agent that such statements are available via EDGAR or SEDAR, as the case may be, on the Internet.
          7.2 Certificates; Other Information. Furnish to the Administrative Agent and each Lender (or, in the case of clause (h), to the relevant Lender):
     (a) concurrently with the delivery of the financial statements referred to in Section 7.1(a), a certificate of the independent certified public accountants reporting on such financial statements stating that in making the examination necessary therefor no knowledge was obtained of any Default or Event of Default with respect to Section 8.1 hereof, except as specified in such certificate; provided, however, that such certificate shall not be required to the extent such independent certified public accountants advise the Borrower that they do not customarily provide such certificates for similar clients;
     (b) concurrently with the delivery of any financial statements pursuant to Section 7.1, (i) a certificate of a Responsible Officer stating that, to the best of such Responsible Officer’s knowledge, each Loan Party during such period has observed or performed all of its covenants and obligations contained in this Agreement and the other Loan Documents to which it is a party to be observed, performed or satisfied by it, and that such Responsible Officer has obtained no knowledge of any Default or Event of Default except as specified in such certificate (with respect to the covenants set forth in Section 8.1, such certificate shall only be required to speak to compliance therewith as of the end of the period covered thereby) and (ii) in the case of quarterly or annual financial statements, (x) a Compliance Certificate containing all information and calculations reasonably necessary for determining compliance by each Group Member with the provisions of this Agreement referred to therein as of the last day of the fiscal quarter or fiscal year of Holdings, as the case may be, and (y) to the extent not previously disclosed to the Administrative Agent, (1) a description of any change in the jurisdiction of organization or name of any Loan Party, (2) a list of any registered Intellectual Property acquired by any Loan Party and (3) a description of any Person that has become a Group Member, in each case since the date of the most recent report delivered pursuant to this clause (y) (or, in the case of the first such report so delivered, since the Closing Date);
     (c) as soon as available, and in any event no later than 45 days after the end of each fiscal year of Holdings, a detailed consolidated budget for the following fiscal year (including a projected consolidated balance sheet of Holdings and its Subsidiaries as of the end of the following fiscal year, the related consolidated statements of projected cash flow and projected income and a description of the underlying assumptions applicable thereto), and, as soon as available, significant revisions, if any, of such budget and projections with respect to such fiscal year (collectively, the “Projections”), which Projections shall in each case be accompanied by a certificate of a Responsible Officer stating that such Projections are based on reasonable estimates, information and assumptions and that such Responsible Officer has no reason to believe that such Projections are incorrect or misleading in any material respect;

     (d) within 45 days after the end of each fiscal quarter of Holdings, a narrative discussion and analysis of the financial condition and results of operations of Holdings and its Subsidiaries for such fiscal quarter and for the period from the beginning of the then current fiscal year to the end of such fiscal quarter, as compared to the portion of the Projections covering such periods and to the comparable periods of the previous year; provided, that such delivery shall be deemed to have been made upon delivery of notice to the Administrative Agent that such narrative discussion and analysis is available via EDGAR or SEDAR, as the case may be, on the Internet;
     (e) no later than five Business Days prior to the effectiveness thereof, copies of substantially final drafts of any proposed amendment, supplement, waiver or other modification with respect to the Bridge Credit Agreement or the Senior Note Indenture;
     (f) within five days after the same are sent, copies of all financial statements and reports that Holdings or the Borrower sends to the holders of any class of its debt securities or public equity securities and, within five days after the same are filed, copies of all financial statements and reports that Holdings or the Borrower may make to, or file with, the SEC or pursuant to other applicable securities laws; provided, that such delivery shall be deemed to have been made upon delivery of notice to the Administrative Agent that such statements or reports are available via EDGAR or SEDAR, as the case may be, on the Internet;
     (g) promptly following receipt thereof, copies of (i) any documents described in Section 101(k) of ERISA that any Group Member or any ERISA Affiliate may request with respect to any Multiemployer Plan and (ii) any notices described in Section 101(l) of ERISA that any Group Member or any ERISA Affiliate may request with respect to any Multiemployer Plan; provided, that if the Group Member or any ERISA Affiliate has not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plan, then, upon reasonable request of the Administrative Agent, the Group Member and/or the ERISA Affiliates shall promptly make a request for such documents or notices from such administrator or sponsor and the Borrower shall provide copies of such documents and notices promptly after receipt thereof; and
     (h) promptly, such additional financial and other information as the Administrative Agent may from time to time reasonably request on behalf of itself or any Lender.
          7.3 Payment of Obligations. Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its material obligations of whatever nature (including but not limited to tax liabilities), except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been provided on the books of the relevant Group Member.
          7.4 Maintenance of Existence; Compliance. (a) (i) Preserve, renew and keep in full force and effect the organizational existence of each Loan Party and Material Subsidiary and (ii) take all reasonable action to maintain its qualification to carry on business in each jurisdiction in which it carries on business, except, in each case, as otherwise permitted by Section 8.4 or Section 11.19 or as may otherwise occur in connection with a Permitted Reorganization and except, in the case of clause (ii) above, to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect; and (b) comply with all Contractual Obligations and Requirements of Law except to the extent that failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

          7.5 Maintenance of Property; Insurance. (a)  Maintain, use and operate assets in a proper and businesslike manner and in accordance with good business and industry practice and (b) maintain with financially sound and reputable insurance companies insurance on all its property in such amounts and against such risks as are usually insured against in the same general area by companies engaged in the same or a similar business.
          7.6 Inspection of Property; Books and Records; Discussions. (a) Keep proper books of account in accordance with GAAP, (b) upon reasonable notice and during normal business hours, permit representatives of the Administrative Agent to (i) visit and inspect any of its properties to the extent it is within such Person’s control to permit such inspection (and shall use commercially reasonable efforts to cause such inspection to be permitted to the extent it is not within such Person’s control to permit such inspection) (provided that such visits shall be limited to no more than three visits per calendar year in the aggregate, except during the continuance of an Event of Default) and (ii) discuss the business, operations, properties and financial and other condition of the Group Members with the Group Members’ independent certified public accountants (provided that such discussions shall be limited to no more than three discussions per calendar year in the aggregate, except during the continuance of an Event of Default) and (c) upon reasonable notice and during normal business hours, permit representatives of the Administrative Agent or any Lender to discuss the business, operations, properties and financial and other condition of the Group Members with officers and employees of the Group Members (provided that such discussions shall be coordinated by the Administrative Agent and shall be limited to no more than three discussions per calendar year in the aggregate, in each case except during the continuance of an Event of Default).
          7.7 Notices. Promptly give notice to the Administrative Agent and each Lender of:
     (a) the occurrence of any Default or Event of Default;
     (b) any (i) default or event of default under any Contractual Obligation of any Group Member or (ii) litigation, investigation or proceeding that may exist at any time between any Group Member and any Governmental Authority, that in either case, if not cured or if adversely determined, as the case may be, could reasonably be expected to have a Material Adverse Effect;
     (c) any litigation or proceeding affecting any Group Member (i) in which the amount involved is $25,000,000 or more and not covered by insurance, (ii) in which injunctive or similar relief of a material nature is sought or (iii) which relates to any Loan Document;
     (d) (i) an ERISA Event, (ii) the receipt by any Group Member or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Pension Plan or to appoint a trustee to administer any Pension Plan under Section 4042 of ERISA or (iii) the receipt by any Group Member or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from a Group Member or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, Insolvent, in Reorganization or in endangered or critical status, within the meaning of Section 432 of the Code or Section 305 or Title IV of ERISA, in each case as soon as possible and in any event within 10 days after a Responsible Officer of Holdings or the Borrower knows or has reason to know thereof;
     (e) any change to the location of the chief executive office of any Loan Party that at the time of such change has its chief executive office in Canada, or becomes located in Canada as a result of such change; and

     (f) any development or event that has had or would reasonably be expected to have a Material Adverse Effect.
          7.8 Environmental Laws. (a) Comply and take all reasonable efforts to ensure compliance by all tenants and subtenants, if any, with, all applicable Environmental Laws, and obtain and comply with and maintain, and take all reasonable efforts to ensure that all tenants and subtenants obtain and comply with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Laws. For purposes of this Section 7.8(a), noncompliance by any Group Member with any such Environmental Law or any such licenses, approvals, notifications, registrations or permits shall be deemed not to constitute a breach of this covenant provided that, upon learning of any actual or suspected noncompliance, such Group Member shall promptly undertake all reasonable efforts to achieve compliance, and provided further that, in any case, such non-compliance, and any other noncompliance with Environmental Law, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.
     (b) Conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under Environmental Laws and promptly comply in all material respects with all lawful orders and directives of all Governmental Authorities regarding Environmental Laws except those that are being timely and properly contested in good faith and provided that the pendency of any and all such contests or appeals could not reasonably be expected to have a Material Adverse Effect.
          7.9 Interest Rate Protection. In the case of the Borrower, except to the extent (and only for so long as) interest rate protection arrangements are not in the reasonable judgment of the Administrative Agent generally available in the market or are not available on commercially reasonable terms, within 180 days after the Closing Date, enter into Swap Agreements to the extent necessary to provide that at least 50% of the aggregate principal amount of the Bridge Loans, the Senior Notes and the Term Loans is subject to either a fixed interest rate or interest rate protection for a period of not less than three years from the Closing Date, which Swap Agreements shall have terms and conditions reasonably satisfactory to the Administrative Agent.
          7.10 Additional Collateral, etc. (a) With respect to any property located in the United States or Canada acquired after the Closing Date by any Loan Party (other than (w) any property described in paragraph (b) or (c) below, (x) in the case of property located in the United States, any motor vehicles or bank accounts (unless otherwise provided in the US Guarantee and Collateral Agreement), (y) any property subject to a Lien expressly permitted by Section 8.3(g), (l) or (p) or, for so long as the relevant Indebtedness is outstanding and restricts Liens in favor of the Administrative Agent for the benefit of the Lenders, Section 8.3(k) and (z) those assets as to which the Administrative Agent shall determine in its reasonable discretion that the cost of obtaining a perfected Lien thereon are excessive in relation to the value to be afforded thereby) as to which the Administrative Agent, for the benefit of the Lenders, does not have a perfected Lien, promptly (i) execute and deliver to the Administrative Agent such amendments to the US Guarantee and Collateral Agreement, Canadian Collateral Agreement or such other documents as the Administrative Agent reasonably deems necessary or advisable to grant to the Administrative Agent, for the benefit of the Lenders, a security interest in such property and (ii) take all actions reasonably necessary or advisable to grant to the Administrative Agent, for the benefit of the Lenders, a perfected security interest (with the priority required by Section 5.20) in such property, including the filing of Uniform Commercial Code or PPSA financing statements in such jurisdictions as may be required by the US Guarantee and Collateral Agreement or the Canadian Collateral Agreement or by law or as may be reasonably requested by the Administrative Agent.

          (b) With respect to any fee interest in any real property located in the United States or, to the extent required by the Canadian Collateral Agreement, Canada having a fair market value (together with improvements thereof) of at least $10,000,000 acquired after the Closing Date (which shall include any existing real property the fair market value of which was previously less than such threshold to the extent its fair market value rises above such threshold) by any Loan Party (other than any such real property subject to a Lien expressly permitted by Section 8.3(g) or, for so long as the relevant Indebtedness is outstanding and restricts Liens in favor of the Administrative Agent for the benefit of the Lenders, Section 8.3(k)), promptly (i) execute and deliver a first priority Mortgage (subject to Liens permitted by the relevant Mortgage), in favor of the Administrative Agent, for the benefit of the Lenders, covering such real property, (ii) if reasonably requested by the Administrative Agent, provide the Lenders with, (x) in the case of real property located in the United States, title and extended coverage insurance covering such real property in an amount at least equal to the purchase price of such real property (or such other amount as shall be reasonably specified by the Administrative Agent), (y) a current survey of such real property, together with a surveyor’s certificate and (z) any consents or estoppels reasonably deemed necessary or advisable by the Administrative Agent in connection with such Mortgage, each of the foregoing in form and substance reasonably satisfactory to the Administrative Agent and (iii) if requested by the Administrative Agent, deliver to the Administrative Agent legal opinions (with customary exceptions and qualifications) relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent.
          (c) With respect to any new Material Subsidiary (which shall include any existing Subsidiary that was previously not a Material Subsidiary that becomes a Material Subsidiary) organized in the United States or Canada created or acquired after the Closing Date by any Loan Party, promptly (i) execute and deliver to the Administrative Agent such amendments to the US Guarantee and Collateral Agreement or the Canadian Collateral Agreement, as the case may be, as the Administrative Agent reasonably deems necessary or advisable to grant to the Administrative Agent, for the benefit of the Lenders, a perfected first priority security interest in the Capital Stock of such new Material Subsidiary that is owned by any Loan Party, (ii) deliver to the Administrative Agent the certificates representing such Capital Stock (to the extent certificated), together with undated stock powers or transfer forms, in blank, executed and delivered by a duly authorized officer of the relevant Loan Party, (iii) cause such new Material Subsidiary (A) to become a party to the US Guarantee and Collateral Agreement, if such new Material Subsidiary is organized in the United States or Canada, and the Canadian Collateral Agreement, if such new Material Subsidiary is organized in Canada, (B) to take such actions reasonably necessary or advisable to grant to the Administrative Agent for the benefit of the Lenders a perfected security interest (with the priority required by Section 5.20) in the Collateral described in the US Guarantee and Collateral Agreement or the Canadian Collateral Agreement, as the case may be, with respect to such new Material Subsidiary, including the filing of Uniform Commercial Code or PPSA financing statements in such jurisdictions as may be required by the US Guarantee and Collateral Agreement or the Canadian Collateral Agreement or by law or as may be requested by the Administrative Agent and (C) to deliver to the Administrative Agent a certificate of such new Material Subsidiary, substantially in the form of Exhibit C, with appropriate insertions and attachments, and (iv) if requested by the Administrative Agent, deliver to the Administrative Agent legal opinions (with customary exceptions and qualifications) relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent.
          (d) If required for the Borrower to comply with Section 7.11, with respect to any property located outside of the United States and Canada acquired after the Closing Date by any Loan Party organized outside of the United States and Canada (other than any property subject to a Lien expressly permitted by Section 8.3(g)) as to which the Administrative Agent, for the benefit of the Lenders, does not have a perfected Lien, promptly (i) execute and deliver to the Administrative Agent such amendments to the applicable Security Documents or such other documents as the Administrative

Agent reasonably deems necessary or advisable to grant to the Administrative Agent, for the benefit of the Lenders, a security interest (or equivalent to the extent available under local law) in such property and a pledge of the Capital Stock of such Loan Party, if not previously pledged to the Administrative Agent and (ii) take all actions necessary or advisable to grant to the Administrative Agent, for the benefit of the Lenders, a perfected first priority security interest (or equivalent to the extent available under local law) in such property and Capital Stock.
          7.11 Guarantors; Ownership of Assets by Loan Parties. (a) Ensure that at all times the Loan Parties directly account for no less than 85% of Consolidated EBITDA; provided, that any portion of Consolidated EBITDA attributable to Excluded Assets shall not be included in the determination of whether such threshold is satisfied. Any Subsidiary organized outside of the United States and Canada may become a Subsidiary Guarantor by (i) executing and delivering to the Administrative Agent such Security Documents as the Administrative Agent reasonably deems necessary or advisable to grant to the Administrative Agent, for the benefit of the Lenders, a perfected first priority security interest (or equivalent to the extent available under local law) in the assets of such Subsidiary, (ii) delivering to the Administrative Agent a certificate of such Subsidiary, substantially in the form of Exhibit C, with appropriate insertions and attachments and (iii) if requested by the Administrative Agent, delivering to the Administrative Agent legal opinions (with customary exceptions and qualifications) relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent.
          (b) Ensure that at all times the Consolidated EBITDA attributable to assets of the Loan Parties located outside of the United States and Canada as to which the Administrative Agent, for the benefit of the Lenders, does not have a perfected first priority Lien (or equivalent to the extent available under local law) (“Excluded Assets”) does not exceed 15% of Consolidated EBITDA.
          (c) The Administrative Agent may, in its reasonable discretion, grant Holdings and its Subsidiaries up to 30 days to comply with paragraphs (a) and (b) above (in addition to any grace period provided under Section 9).
          7.12 Maintenance of Credit Ratings. For so long as any Tranche B Term Loans are outstanding, use commercially reasonable efforts to maintain ratings on the Facilities from each of Moody’s and S&P for so long as rating agents are in the business of rating loans and securities of a type similar to the Facilities (it being acknowledged and agreed that the Group Members shall not be required to maintain any minimum credit rating).
SECTION 8. NEGATIVE COVENANTS
          Holdings and the Borrower hereby jointly and severally agree that, so long as the Commitments remain in effect, any Letter of Credit remains outstanding or any Loan or other amount is owing to any Lender or the Administrative Agent hereunder, each of Holdings and the Borrower shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:
          8.1 Financial Condition Covenants.
          (a) Consolidated Leverage Ratio. Permit the Consolidated Leverage Ratio as at the last day of any period of four consecutive fiscal quarters of Holdings beginning March 31, 2009 to exceed 3.00 to 1.00.

          (b) Consolidated Interest Coverage Ratio. Permit the Consolidated Interest Coverage Ratio for any period of four consecutive fiscal quarters of Holdings beginning March 31, 2009 to be less than 3.00 to 1.00.
          (c) Consolidated Fixed Charge Coverage Ratio. Permit the Consolidated Fixed Charge Coverage Ratio for any period of four consecutive fiscal quarters of Holdings beginning March 31, 2009 to be less than (i) for any such period ending on or prior to December 31, 2010, 1.00 to 1.00 and (ii) for any such period ending after December 31, 2010, 1.05 to 1.00.
          8.2 Indebtedness. Create, issue, incur, assume, become liable in respect of or suffer to exist any Indebtedness, except:
     (a) Indebtedness of any Loan Party pursuant to any Loan Document (including, for the avoidance of doubt, in respect of any Incremental Term Loan and Incremental Revolving Loan);
     (b) Indebtedness (i) of the Borrower to any Subsidiary or Holdings, (ii) of any Wholly Owned North American Subsidiary Guarantor to Holdings, the Borrower or any other Subsidiary, (iii) of any Subsidiary that is not a Loan Party to any other Subsidiary that is not a Loan Party, (iv) of any Foreign Subsidiary Guarantor to any other Foreign Subsidiary Guarantor and (v) of any Subsidiary other than any Wholly Owned North American Subsidiary Guarantor to Holdings, the Borrower or any other Subsidiary in an aggregate principal amount at any one time outstanding under this clause (v) not to exceed the sum of (x) the amount of the Investments permitted pursuant to Section 8.8(i) and outstanding at such time that are made in the form of intercompany loans and (y) $125,000,000 (less the amount of any Investments (other than the advance, loan or extension constituting such Indebtedness itself) made pursuant to Section 8.8(p));
     (c) Guarantee Obligations incurred in the ordinary course of business by the Borrower, the Parent or any Subsidiaries of Indebtedness or other obligations of (i) any Wholly Owned North American Subsidiary Guarantor or the Borrower and (ii) any other Subsidiary, in an aggregate principal amount under this clause (ii) not to exceed $50,000,000 at any one time outstanding;
     (d) Indebtedness outstanding on the date hereof and listed on Schedule 8.2(d) and any refinancings, refundings, renewals or extensions thereof (without increasing, or shortening the maturity of, the principal amount thereof);
     (e) Indebtedness (including, without limitation, Capital Lease Obligations) secured by Liens permitted by Section 8.3(g) in an aggregate principal amount not to exceed $50,000,000 at any one time outstanding;
     (f) (i) Indebtedness of the Borrower in respect of the Bridge Loans and/or the Senior Notes in an aggregate principal amount at any one time outstanding not to exceed the sum of $400,000,000, minus the aggregate principal amount of Indebtedness outstanding permitted by Section 8.2(g), plus in the event of any refinancing of any Bridge Loans with Senior Notes, the aggregate amount, up to $100,000,000, of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing and (ii) Guarantee Obligations of Holdings and any Subsidiary Guarantor in respect of such Indebtedness;

     (g) (i) Indebtedness of the Target (or, following the Acquisition, Precision Lobos Corporation) in respect of the Existing Convertible Securities in an aggregate principal amount not to exceed the lesser of (A) $275,000,000 and (B) the aggregate principal amount of such Existing Convertible Securities as of the Closing Date and (ii) Guarantee Obligations of any Subsidiary Guarantor in respect of such Indebtedness;
     (h) Indebtedness assumed in connection with any Permitted Acquisition; provided, that (i) such Indebtedness was not incurred in contemplation of such Permitted Acquisition, (ii) is unsecured or is secured only by the assets acquired in the applicable Permitted Acquisition, (iii) the only obligors with respect to such Indebtedness are those Persons who were obligors of such Indebtedness prior to such Permitted Acquisition and their permitted successors, (iv) no Default or Event of Default shall have occurred and be continuing at the time such Indebtedness is incurred nor will result therefrom and (v) the aggregate principal amount of Indebtedness permitted by this Section 8.2(h), together with the aggregate principal amount of Indebtedness permitted by Section 8.2(i), shall not exceed $100,000,000 at any time outstanding;
     (i) Indebtedness incurred to finance any Permitted Acquisition in an aggregate principal amount, together with the aggregate principal amount of Indebtedness permitted by Section 8.2(h), not to exceed $100,000,000 at any time outstanding;
     (j) Indebtedness incurred by the Borrower, the Parent or any Subsidiaries in connection with any Permitted Acquisition or Disposition permitted by Section 8.5 to the extent constituting indemnification obligations or obligations in respect of purchase price (including earn-outs) or other similar adjustments, in each case in the ordinary course of business;
     (k) Indebtedness in respect of Swap Agreements designed to hedge against interest rates, foreign exchange rates or commodity prices incurred in the ordinary course of business and not for speculative purposes;
     (l) Indebtedness in respect of Specified Cash Management Agreements entered into in the ordinary course of business;
     (m) Indebtedness in respect of any Centralized Banking Agreement;
     (n) Indebtedness in respect of workers’ compensation claims, bank guarantees, warehouse receipt or similar facilities, property, casualty or liability insurance, take-or-pay obligations in supply arrangements, self-insurance obligations, performance, bid performance, appeal and surety bonds and completion guaranties, in each case in the ordinary course of business;
     (o) Convertible Debentures of Holdings in an aggregate principal amount not to exceed $500,000,000 at any one time outstanding;
     (p) Indebtedness incurred to finance the Contingent Tax Liabilities in an aggregate principal amount not to exceed $175,000,000 at any one time outstanding;
     (q) Indebtedness of the Borrower or any Subsidiaries in respect of the Specified Operating Facilities (and Guarantee Obligations of Holdings in respect of Specified Operating Facilities) and other local lines of credit, letters of credit, bank guarantees and similar extensions of credit in the ordinary course of business in an aggregate principal amount not to exceed $100,000,000 at any one time outstanding;

     (r) Indebtedness representing deferred compensation to directors, officers, trustees, members of management or employees (in their capacities as such) of the Borrower, Holdings, or any Subsidiaries and incurred in the ordinary course of business;
     (s) Cash management obligations and other Indebtedness in respect of netting services, overdraft protections and similar arrangements in each case in connection with cash management and deposit accounts in the ordinary course of business;
     (t) Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;
     (u) subject to the requirements of Section 8.18, Indebtedness represented by Redemption Notes incurred to satisfy Holdings’ obligation to repurchase Trust Units at the option of the holders thereof;
     (v) Indebtedness incurred by a Securitization Subsidiary in a Qualified Securitization Financing that is non recourse (except for Standard Securitization Undertakings) to the Borrower or any of its Subsidiaries (other than such Securitization Subsidiary); provided, that the aggregate principal amount of any such Indebtedness, when combined with the aggregate face amount of accounts receivable (or the portion thereof sold) of Holdings and the Subsidiaries that at such time are subject to receivables sale or factoring arrangements, shall not exceed $100,000,000 at any one time outstanding; and
     (w) additional Indebtedness of the Borrower, Holdings (after a Permitted Reorganization) or any Subsidiaries in an aggregate principal amount (for the Borrower, Holdings and all Subsidiaries) not to exceed $125,000,000 at any one time outstanding.
Notwithstanding any other provision of this Section 8.2, the maximum amount of Indebtedness that may be incurred pursuant to the clauses above shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. Notwithstanding any other provision of this Section 8.2 or Section 8.3, no Indebtedness of Holdings or any Subsidiary secured by any Lien on any of their respective assets may be incurred to refinance all or any portion of the Bridge Loans.
          8.3 Liens. Create, incur, assume or suffer to exist any Lien upon any of its property, whether now owned or hereafter acquired, except:
     (a) Liens for taxes not yet due or that are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of Holdings or its Subsidiaries, as the case may be, in conformity with GAAP;
     (b) carriers’, warehousemen’s, mechanics’, builders’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business that are not overdue for a period of more than 45 days or that are being contested in good faith by appropriate proceedings or that relate to amounts less than $5,000,000 in the aggregate;
     (c) pledges or deposits in connection with workers’ compensation, unemployment insurance, road transportation and social security regulations;
     (d) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

     (e) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Borrower or any Subsidiary;
     (f) Liens in existence on the date hereof listed on Schedule 8.3(f), securing Indebtedness permitted by Section 8.2(d), provided that no such Lien is spread to cover any additional property after the Closing Date and that the amount of Indebtedness secured thereby is not increased;
     (g) Liens securing Indebtedness of the Parent, the Borrower or any Subsidiary incurred pursuant to Section 8.2(e) to finance the acquisition, construction, installation or improvement of fixed or capital assets, provided that (i) such Liens shall be created within 90 days of the acquisition of such fixed or capital assets, (ii) such Liens do not at any time encumber any property other than the property (the “Subject Property”) financed by such Indebtedness and any fixed or capital assets subject at such time to financing provided by the same party (or one of its Affiliates) that financed the Subject Property and any proceeds of the sale thereof and (iii) the amount of Indebtedness secured thereby is not increased;
     (h) Liens created pursuant to the Security Documents;
     (i) any interest or title of a lessor under any lease entered into by the Parent, the Borrower or any Subsidiary in the ordinary course of its business and covering only the assets so leased;
     (j) customary Liens on cash, Cash Equivalents and other assets that are not Collateral securing Indebtedness incurred pursuant to Section 8.2(n) to the extent granted in the ordinary course of business;
     (k) Liens securing Indebtedness of the Parent, the Borrower or any Subsidiary incurred pursuant to Section 8.2(h), provided that such Liens exist at the time of the relevant Permitted Acquisition and are not created in contemplation of or in connection with such Permitted Acquisition;
     (l) (i) Liens placed upon the Capital Stock of any Subsidiary acquired pursuant to a Permitted Acquisition to secure Indebtedness of the Parent, the Borrower or any other Subsidiary incurred pursuant to Section 8.2(i) in connection with such Permitted Acquisition and (ii) Liens placed upon the assets of such Subsidiary to secure a guarantee by such Subsidiary of any such Indebtedness of the Parent, the Borrower or such other Subsidiary;
     (m) Liens securing Indebtedness of the Borrower or any Subsidiary (and Guarantee Obligations of Holdings in respect of Specified Operating Facilities) incurred pursuant to Section 8.2(q), provided that such Liens (except in the case of Specified Operating Facilities) do not at any time encumber any property of Holdings, the Borrower or any Subsidiary Guarantor;
     (n) the filing of UCC financing statements solely as a precautionary measure in connection with operating leases or consignments of goods or the filing of PPSA financing statements in connection with operating leases, consignments of goods or transfers of accounts, in each case to the extent not securing performance of a payment or other obligation;

     (o) Liens not otherwise permitted by this Section so long as the aggregate outstanding principal amount of the obligations secured thereby does not exceed (as to the Parent, the Borrower and all Subsidiaries) $125,000,000 at any one time;
     (p) Liens on the Securitization Assets in connection with a Qualified Securitization Financing; and
     (q) Liens on the “Preference Shares” (as defined in any Sale and Repurchase Agreement) in the nature of a “backup security interest” granted in favor of the Borrower pursuant to such Sale and Repurchase Agreement to the extent such Liens are expressly subordinated to the Liens created by the Security Documents.
Notwithstanding any other provision of this Section 8.3, the maximum amount of Liens that may be incurred pursuant to the clauses above shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.
          8.4 Fundamental Changes. Enter into any merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or Dispose of all or substantially all of its property or business, except that:
     (a) any Subsidiary may be merged, amalgamated or consolidated with or into the Borrower or the Parent (provided that the Borrower or the Parent, as the case may be, shall be the continuing or surviving corporation or, in the case of an amalgamation or similar transaction governed by the laws of Canada or a province or territory thereof, the successor corporation shall by operation of law or otherwise continue to be liable for the obligations of the Borrower or the Parent, as the case may be, under the Loan Documents) or with or into any Wholly Owned North American Subsidiary Guarantor (provided that the Wholly Owned North American Subsidiary Guarantor shall be the continuing or surviving corporation or in the case of an amalgamation or similar transaction governed by the laws of Canada or a province or territory thereof, the successor shall by operation of law or otherwise continue to be liable for the obligations of such Wholly Owned North American Subsidiary Guarantor under the Loan Documents);
     (b) Holdings, the Borrower and any Subsidiary may Dispose of any or all of its assets (i) to the Parent, the Borrower or any Wholly Owned North American Subsidiary Guarantor (upon voluntary liquidation, dissolution or winding up or otherwise) or (ii) pursuant to a Disposition permitted by Section 8.5 (provided that in no case may Holdings Dispose of the Capital Stock of the Borrower except to a Wholly Owned North American Subsidiary Guarantor which has pledged the stock of the Borrower to the Administrative Agent for the benefit of the Lenders pursuant to a Security Document and except in connection with a Permitted Reorganization);
     (c) (i) any Subsidiary that is not a Loan Party may be merged, amalgamated or consolidated with or into, or may Dispose of any or all of its assets to (upon voluntary liquidation, dissolution or winding up or otherwise), any Foreign Subsidiary Guarantor or any other Subsidiary that is not a Loan Party and (ii) any Foreign Subsidiary Guarantor may be merged, amalgamated or consolidated with or into, or may Dispose of any or all of its assets to, any other Foreign Subsidiary Guarantor;
     (d) Holdings and/or the Borrower and/or their respective direct and/or indirect Subsidiaries, as the case may be, may enter into a Permitted Reorganization notwithstanding any other provision contained in this Agreement but subject to the requirements of the definition thereof;
     (e) any Investment expressly permitted by Section 8.8 may be structured as a merger, consolidation or amalgamation;
     (f) Precision Drilling Trust may be terminated or wound-up in connection with or following a Permitted Reorganization where there is a new Parent; and
     (g) following a Permitted Reorganization where there is a new Parent, the Borrower may be merged, amalgamated or consolidated with or into the new Parent; provided, that (i) the successor corporation resulting from such merger or amalgamation shall be a corporation organized under the laws of Canada, the United States, or a province, territory (in the case of Canada) or state thereof; (ii) such successor corporation shall by operation of law continue to be liable for or otherwise assume all liability for the obligations of the Borrower under the Loan Documents and (iii) the new Parent and or the Borrower shall deliver or cause to be delivered any legal opinions (subject to customary qualifications and exclusions) or other documents reasonably requested by Administrative Agent in connection with any such transaction.
          8.5 Disposition of Property. Dispose of any of its property, whether now owned or hereafter acquired, or, in the case of any Subsidiary, issue or sell any shares of such Subsidiary’s Capital Stock to any Person, except:
     (a) the Disposition of obsolete or worn out property in the ordinary course of business;
     (b) the sale of inventory in the ordinary course of business;
     (c) Dispositions permitted by Section 8.4;
     (d) (i) the sale or issuance of any Subsidiary’s Capital Stock to Holdings, the Parent, the Borrower or any Wholly Owned North American Subsidiary Guarantor or (ii) the sale or issuance of the Capital Stock of a non Loan Party to Holdings or any Subsidiary;
     (e) Dispositions of property not otherwise permitted under this Section 8.5; provided, that to the extent any individual Disposition or series of related Dispositions involve property with a fair market value in excess of $3,000,000 (i) such Dispositions are made for fair market value and for at least 80% cash consideration and (ii) the Net Cash Proceeds of such Dispositions are applied pursuant to Section 2.13(b) (subject to the Borrower’s and the Parent’s reinvestment rights pursuant thereto);
     (f) Dispositions of property and issuances of the Capital Stock of Subsidiaries not otherwise permitted under this Section 8.5 to the extent (i) the fair market value of such Dispositions and issuances does not exceed $10,000,000 in the aggregate during any fiscal year and (ii) the Net Cash Proceeds of such Dispositions are applied pursuant to Section 2.13(b) (subject to the Borrower’s and the Parent’s reinvestment rights pursuant thereto);
     (g) (i) any Disposition of Securitization Assets to a Securitization Subsidiary in connection with a Qualified Securitization Financing and (ii) the factoring of accounts receivable in the ordinary course of business; provided, that the aggregate face amount of accounts receivable (or the portion thereof sold) that at any one time may be subject to the arrangements set forth in clauses (i) and (ii) above shall not exceed $100,000,000;
     (h) Dispositions of cash or Cash Equivalents;
     (i) transfers of property subject to casualty events upon receipt of the proceeds of such casualty events; and
     (j) Dispositions constituting Investments permitted pursuant to Section 8.8(i).
          8.6 Restricted Payments. Declare or pay any dividend (excluding dividends or distributions payable solely in additional Trust Units (or following a Permitted Reorganization, Parent’s Capital Stock)) on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any Capital Stock of any Group Member, whether now or hereafter outstanding, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property or in obligations of any Group Member (collectively, “Restricted Payments”), except that:
     (a) any Subsidiary may make Restricted Payments to Holdings, the Borrower or any Wholly Owned North American Subsidiary Guarantor;
     (b) (i) any Subsidiary that is not a Loan Party may make Restricted Payments to any other Subsidiary that is not a Loan Party or to a Loan Party and (ii) any Foreign Subsidiary Guarantor may make Restricted Payments to any other Foreign Subsidiary Guarantor;
     (c) so long as no Default or Event of Default shall have occurred and be continuing, the Borrower may pay dividends or other distributions to Holdings to permit Holdings to purchase Holdings’ Trust Units (or, following a Permitted Reorganization, Parent’s Capital Stock) or options thereon from present or former directors, officers or employees of any Group Member upon the death, disability or termination of employment of such director, officer or employee or pursuant to any stock option agreement or other agreement with such directors, officers or employees, provided, that the aggregate amount of payments under this clause (c) after the date hereof (net of any proceeds received by Holdings and contributed to the Borrower after the date hereof in connection with resales of any Trust Units or Capital Stock or options thereon so purchased) shall not exceed $10,000,000;
     (d) so long as no Default or Event of Default shall have occurred and be continuing nor would result therefrom, during any Computation Period, (i) Holdings may make cash distributions and other cash payments in respect of such holders’ Trust Units and distribute Redemption Notes to the holders of the Trust Units (and the Parent may make cash distributions or pay dividends or other amounts to the holders of its Capital Stock following a Permitted Reorganization) (in each case including, but not limited to, in accordance with a distribution reinvestment plan or dividend reinvestment plan under which such payments are applied to open market purchases of Trust Units or Capital Stock, as the case may be) and (ii) Precision Drilling Limited Partnership may make cash distributions or payments in the form of loans to holders of Exchangeable LP Units or as forming part of the “Exchangeable LP Unit Price” (as defined in the Limited Partnership Agreement) and may make a distribution or payment in respect of each Exchangeable LP Unit equal to the amount of such loans, which distributions or payments shall be set off against the obligations of the holders of Exchangeable LP Units to repay such loans, and may make other cash payments to the holders of Exchangeable LP Units in respect of such holders’ Exchangeable LP Units (all such distributions and payments referred to in clauses (i) and

(ii) above other than distributions of Redemption Notes themselves, collectively, “Distributions”), in an aggregate amount for all such Distributions not to exceed the Trust Distribution Amount for such Computation Period; provided, that (i) in the case of any Distribution made during any Computation Period for which the Trust Distribution Amount is being computed pursuant to clause (A) of the definition thereof, such Distribution, when combined with all other Distributions made during the relevant Computation Period, shall not exceed the amount equal to 30% of Operating Cash Flow Before Working Capital for such Computation Period, (ii) such Distribution, when combined with all other Distributions made during the relevant Computation Period, shall not exceed the amount equal to 100% of Distributable Cash Flow for such Computation Period and (iii) prior to the completion of a Permitted Reorganization, distributions announced in December of any fiscal year and paid in January of the following fiscal year in a manner consistent with past practices shall be deemed made in the month announced for purposes of this Section 8.6(d);
     (e) the Borrower or other Subsidiaries may pay dividends or other distributions to Holdings to permit Holdings to (i) pay corporate overhead expenses incurred in the ordinary course of business and out-of-pocket expenses relating to the Acquisition, (ii) pay any taxes that are due and payable by Holdings and the Borrower as part of a consolidated group and (iii) redeem Trust Units for cash when required to do so pursuant to, and in the amounts required by, the Trust Declaration; provided, that the aggregate amount of payments made pursuant to clause (iii) shall not exceed $1,000,000 in any calendar year;
     (f) Precision Drilling Limited Partnership may make cash payments to holders of Exchangeable LP Units in order to satisfy the cash portion of consideration payable to such holders upon any redemption of Exchangeable LP Units when required to do so pursuant to the Limited Partnership Agreement and Holdings may make cash payments to holders of Exchangeable LP Units in order to satisfy the cash portion of consideration payable to such holders upon exercise of any of their exchange rights when required to do so pursuant to the Voting and Exchange Trust Agreement;
     (g) Holdings may make cash distributions to the holders of the Trust Units (and the Parent may make cash distributions or pay dividends or other amounts to the holders of its Capital Stock following a Permitted Reorganization) in accordance with a distribution reinvestment plan or dividend reinvestment plan to the extent such payments are applied to the purchase of Trust Units directly from Holdings or Capital Stock directly from the Parent, as the case may be; and
     (h) Parent and Holdings may pay any dividend or distribution within 45 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of this Agreement.
Notwithstanding anything to the contrary herein, Holdings will not, and will not permit any Subsidiary to, directly or indirectly, make any Restricted Payment consisting of any proceeds from a Qualified Securitization Financing.
          8.7 Capital Expenditures. Make or commit to make any Capital Expenditure, except:
          (a) Capital Expenditures of the Borrower, the Parent or any Subsidiary in the ordinary course of business in an aggregate amount during any fiscal year not exceeding the corresponding amount (the “Scheduled Amount”) set forth below opposite such fiscal year in the column labeled “Total Capital Expenditures” (provided that the portion of the Scheduled Amount used for Expansion Capital Expenditures during any fiscal year shall not exceed the corresponding portion of the

Scheduled Amount set forth opposite such fiscal year in the column labeled “Maximum Expansion Capital Expenditures”):

Maximum Expansion
Fiscal Year Ended	Total Capital Expenditures	Capital Expenditures
December 31, 2009	C$404,171,000	C$233,440,000
December 31, 2010	C$368,011,000	C$177,265,000
December 31, 2011	C$416,572,000	C$246,561,000
December 31, 2012	C$411,210,000	C$239,769,000
December 31, 2013	C$412,574,000	C$235,167,000
December 31, 2014	C$418,677,000	C$235,167,000
provided, that the amount of Capital Expenditures permitted during any fiscal year shall be increased (with the full amount of such increase being available for Upgrade Capital Expenditures or Expansion Capital Expenditures) by (i) the Net Cash Proceeds of any issuance of Trust Units, Capital Stock or Convertible Debentures by Holdings during such fiscal year (except to the extent any such issuance increased the amount of Capital Expenditures permitted in any prior fiscal year) or on or prior to the date that is the earlier of (A) 90 days after the end of such fiscal year and (B) the date on which audited financial statements are delivered for such year pursuant to Section 7.1(a) and (ii) an amount equal to 50% (or in the event the Consolidated Leverage Ratio as of the end of the immediately preceding fiscal year is less than 1.10 to 1.00, 75%) of the amount by which Consolidated EBITDA for such preceding fiscal year exceeds the amount set forth below opposite such preceding fiscal year:

Fiscal Year Ended	Consolidated EBITDA
December 31, 2009	C$ 935,551,000
December 31, 2010	C$ 997,232,000
December 31, 2011	C$ 963,942,000
December 31, 2012	C$ 980,204,000
December 31, 2013	C$1,022,789,000
provided, further, that (i) any Scheduled Amount of Capital Expenditures permitted during any fiscal year pursuant to this Section 8.7(a) and any Trust Conversion Capex permitted for a particular fiscal year pursuant to Section 8.7(b), if not so expended in the fiscal year for which it is permitted, may be carried over for expenditure in the next two succeeding fiscal years and (ii) Capital Expenditures made pursuant to this Section 8.7(a) during any fiscal year shall be deemed made, first, in respect of amounts permitted for such fiscal year as provided above and, second, in respect of amounts carried over from the prior fiscal year pursuant to clause (i) above; provided, further, that the Borrower, the Parent or any Subsidiary may make additional Capital Expenditures during the fiscal year ending December 31, 2009 in an aggregate amount of up to $75,000,000 of the Capital Expenditures permitted to be made during the fiscal year ending December 31, 2010 (the “Capex Carryback”), with the full amount of such increase being available for Upgrade Capital Expenditures or Expansion Capital Expenditures and with (A) the total amount of Capital Expenditures permitted to be made during the fiscal year ending December 31, 2010 in turn being reduced by the Capex Carryback and (B) to the extent the amount of Expansion Capital Expenditures made during the fiscal year ending December 31, 2009 exceeds the amount permitted pursuant to this Section 8.7(a), the amount of Expansion Capital Expenditures permitted to be made during the fiscal year ending December 31, 2010 in turn being reduced by such excess.
          (b) In addition to the Capital Expenditures permitted pursuant to paragraph (a) above, to the extent Holdings undertakes a Permitted Reorganization during or prior to such fiscal years, the Borrower, the Parent or any Subsidiary may make additional Capital Expenditures (“Trust Conversion

Capex”) (with the full amount of such Trust Conversion Capex being available for Upgrade Capital Expenditures or Expansion Capital Expenditures) during either of the fiscal years ending December 31, 2009 and December 31, 2010 in an amount for either such fiscal year equal to 100% of the difference between (x) the amount of Operating Cash Flow Before Working Capital for such fiscal year that would have been distributed pursuant to Section 8.6(d) had no such Permitted Reorganization taken place and (y) the amount of Operating Cash Flow Before Working Capital for such fiscal year that is actually distributed pursuant to Section 8.6(d) after giving effect to such Permitted Reorganization.
          8.8 Investments. Make any advance, loan, extension of credit (by way of guaranty or otherwise) or capital contribution to, or purchase any Capital Stock, bonds, notes, debentures or other debt securities of, or any assets constituting a business unit of, or make any other investment in, any Person (all of the foregoing, “Investments”), except:
     (a) extensions of trade credit in the ordinary course of business;
     (b) investments in Cash Equivalents, provided that any Investment which when made complies with the requirements of the definition of the term “Cash Equivalents” may continue to be held notwithstanding that such Investment if made thereafter would not comply with such requirements;
     (c) (i) Guarantee Obligations permitted by Section 8.2 and (ii) performance guarantees by the Parent, the Borrower or any Subsidiary of any trade or non-financial operating contract (other than any such contract that itself constitutes Indebtedness) of any Wholly Owned Subsidiary in the ordinary course of business; provided, that, to the extent the Parent, the Borrower or any Wholly Owned North American Subsidiary Guarantor shall be required to perform under any such performance guarantee under this clause (ii) in respect of any trade or non-financial operating contract of any Subsidiary that is not a Wholly Owned North American Subsidiary Guarantor, the amount of cash or other property expended or utilized to complete such performance shall be deemed to be an Investment under Section 8.8(p) (in the case of the utilization of any such other property, the amount of any such Investment being deemed to be the fair market value of the property permanently deployed to consummate such performance and/or the fair market value of the services performed by any property temporarily deployed to consummate such performance);
     (d) loans and advances to directors, officers and employees of any Group Member in the ordinary course of business (including for payroll, travel, entertainment and relocation expenses) in an aggregate amount for all Group Members not to exceed $25,000,000 at any one time outstanding;
     (e) the Acquisition;
     (f) Investments in assets (including Capital Stock) useful in the business of the Parent, the Borrower and any Subsidiaries made by the Parent, the Borrower or any Subsidiaries with the proceeds of any Reinvestment Deferred Amount;
     (g) intercompany Investments by any Group Member in the Parent, the Borrower or any Person that, prior to such investment, is a Wholly Owned North American Subsidiary Guarantor;

     (h) (i) Investments by any Subsidiary that is not a Loan Party in any other Subsidiary that is not a Loan Party and (ii) Investments by any Foreign Subsidiary Guarantor in any other Foreign Subsidiary Guarantor;
     (i) Investments in the ordinary course of business by any Loan Party in any Wholly Owned Subsidiary that is not a Loan Party of any drilling rigs, service rigs or other related equipment owned by such Loan Party, and which at the time of any such Investment are in the reasonable judgment of the Borrower able to be more optimally utilized by such Wholly Owned Subsidiary that is not a Loan Party than by any Loan Party; provided, that (i) the Borrower remains in compliance with Section 7.11 after giving effect to any such Investment and (ii) any such Investment shall, to the extent permitted by applicable law and to the extent not, in the reasonable judgment of the Borrower, resulting in any material tax disadvantage to Holdings and its Subsidiaries, as a whole, be in the form of an intercompany lease or loan evidenced by a written instrument (including a sale of such rigs or equipment with the purchase price thereof evidenced by a promissory note or other similar instrument) pledged in favor of the Administrative Agent for the benefit of the Lenders to the extent not already pledged pursuant to the Security Documents;
     (j) (i) Investments in a Securitization Subsidiary in connection with a Qualified Securitization Financing; provided, however, that any such Investment in a Securitization Subsidiary is in the form of a contribution of additional Securitization Assets or as nominal equity, and (ii) purchases of Securitization Assets pursuant to a Securitization Repurchase Obligation in connection with a Qualified Securitization Financing;
     (k) Permitted Acquisitions;
     (l) Investments existing on the Closing Date and identified in Schedule 8.8(l) and any modifications, replacements, renewals or extensions thereof; provided, that the amount of the original Investment is not increased except as required by the terms of such Investment as in existence on the Closing Date or as otherwise permitted by this Section 8.8;
     (m) Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business;
     (n) Investments consisting of any deferred portion of the sales price received by the Parent, the Borrower or any Subsidiary in connection with any Disposition permitted under Section 8.5;
     (o) Investments to the extent the consideration paid therefor consists solely of Capital Stock or Trust Units of Holdings or to the extent made with the proceeds of the sale of Capital Stock or Trust Units of Holdings;
     (p) in addition to Investments otherwise expressly permitted by this Section 8.8, Investments by the Parent, the Borrower or any Subsidiary in an aggregate amount (valued at cost net of return of Investments) not to exceed $125,000,000 during the term of this Agreement; and
     (q) Precision Drilling Limited Partnership may make cash distributions in the form of loans as permitted by Section 8.6(d).

          8.9 Optional Payments and Modifications of Certain Debt Instruments.  (a) Make or offer to make any optional or voluntary payment, prepayment, repurchase or redemption of or otherwise optionally or voluntarily defease or segregate funds with respect to the Bridge Loans, the Senior Notes, any subordinated Indebtedness or any Convertible Debentures (excluding, for the avoidance of doubt, the Existing Convertible Securities); provided, that so long as no Default or Event of Default shall have occurred and be continuing or would result therefrom (i) during the term of this Agreement up to $140,000,000 of Net Cash Proceeds from the sale of Capital Stock or Trust Units of Holdings or the Parent may be utilized for such purposes in respect of the Senior Notes, any subordinated Indebtedness or any Convertible Debentures and (ii) the Bridge Loans may be refinanced with Net Cash Proceeds from the sale of Capital Stock or Trust Units of Holdings or the Parent or the issuance of Senior Notes or Convertible Debentures permitted to be issued hereunder; or (b) amend, modify, waive or otherwise change, or consent or agree to any amendment, modification, waiver or other change to, any of the terms of the Bridge Loans or the Senior Notes, any subordinated Indebtedness or any Convertible Debentures in any manner that would be materially adverse to the Lenders (other than, in each case, any such amendment, modification, waiver or other change that would extend the maturity or reduce the amount of any payment of principal thereof or reduce the rate or extend any date for payment of interest thereon).
          8.10 Transactions with Affiliates. Enter into any transaction, including any purchase, sale, lease or exchange of property, the rendering of any service or the payment of any management, advisory or similar fees, with any Affiliate (other than Holdings, the Borrower or any Wholly Owned North American Subsidiary Guarantor), except:
     (a) Restricted Payments permitted by Section 8.6;
     (b) Investments permitted by Sections 8.8(d), (g), (h), (i) and (p) (in respect of intercompany Investments);
     (c) reasonable and customary director, trustee, officer and employee compensation (including bonuses and severance) and other benefits (including retirement, health, stock option and other benefit plans) in the ordinary course of business and in good faith or to the extent approved in good faith by the board of directors or trustees;
     (d) employment and severance arrangements between the Borrower, Holdings and any Subsidiaries and their directors, officers, trustees, employees and members of management in the ordinary course of business;
     (e) the Acquisition and the transactions contemplated by the Acquisition Documents in connection therewith; and
     (f) any Disposition of Securitization Assets or related assets in connection with any Qualified Securitization Financing.
unless such transaction is (i) otherwise permitted under this Agreement, (ii) in the ordinary course of business of the relevant Group Member, and (iii) upon fair and reasonable terms no less favorable to the relevant Group Member than it would obtain in a comparable arm’s length transaction with a Person that is not an Affiliate.
          8.11 Sales and Leasebacks. Enter into any arrangement with any Person providing for the leasing by any Group Member of real or personal property that has been or is to be sold or transferred by such Group Member to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or rental obligations of such Group Member, except to the extent otherwise permitted by Sections 8.2(e) and 8.3(g).
          8.12 Swap Agreements.  Enter into any Swap Agreement, except (a) Swap Agreements entered into to hedge or mitigate risks to which the Parent, the Borrower or any Subsidiary has actual exposure (other than those in respect of Capital Stock) and (b) Swap Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of the Parent, the Borrower or any Subsidiary.
          8.13 Changes in Fiscal Periods. Permit the fiscal year of Holdings to end on a day other than December 31 or change Holdings’ method of determining fiscal quarters, except as may be required pursuant to a Permitted Reorganization.
          8.14 Negative Pledge Clauses. Enter into or suffer to exist or become effective any agreement that prohibits or limits the ability of any Group Member to create, incur, assume or suffer to exist any Lien in favor of the Secured Parties (as defined in the US Guarantee and Collateral Agreement and Canadian Collateral Agreement) upon any of its property or revenues, whether now owned or hereafter acquired, other than (a) this Agreement and the other Loan Documents, (b) the Bridge Credit Agreement and the Senior Notes Indenture (provided that such prohibitions and limitations in the Senior Notes Indenture shall not differ from those in the Bridge Credit Agreement in a manner material and adverse to the Lenders), (c) any agreements governing any purchase money Liens or Capital Lease Obligations or operating leases otherwise permitted hereby (in which case, any prohibition or limitation shall only be effective against the assets financed thereby), (d) any agreements governing Indebtedness assumed under Section 8.2(h) (in which case, any prohibition or limitation shall only be effective against the assets acquired in the relevant Permitted Acquisition) and (e) any agreements governing Indebtedness incurred under Section 8.2(q) (in which case, any prohibition or limitation shall only be effective against assets located outside of the United States and Canada that do not constitute Collateral).
          8.15 Clauses Restricting Subsidiary Distributions. Enter into or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Loan Party to (a) make Restricted Payments in respect of any Capital Stock of such Loan Party held by, or pay any Indebtedness owed to, the Borrower or any other Subsidiary, (b) make loans or advances to, or other Investments in, the Borrower or any other Subsidiary or (c) transfer any of its assets (except under any financings described in Sections 8.14(c), (d) and (e), in respect of the assets financed thereby or that do not constitute Collateral, as the case may be) to the Borrower or any other Subsidiary, except for such encumbrances or restrictions existing under or by reason of (i) any restrictions existing under this Agreement, the other Loan Documents, the Bridge Credit Agreement or the Senior Notes (provided such restrictions in the Senior Notes are not more restrictive in any material respect on Holdings and the Subsidiaries than those contained in the Bridge Credit Agreement), (ii) any restrictions with respect to a Subsidiary imposed pursuant to an agreement that has been entered into in connection with the Disposition of all or substantially all of the Capital Stock or assets of such Subsidiary, (iii) any restrictions with respect to Indebtedness owed to the Borrower or any Subsidiary which is required to be subordinated in connection with Indebtedness permitted by Section 8.2, (iv) encumbrances or restrictions existing under agreements existing on the date hereof and listed on Schedule 8.15, (v) any agreement or other instrument of a Person acquired by Holdings, the Borrower or any Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired at the time of such acquisition, (vi) customary non-assignment provisions of any contract or any lease entered into in the ordinary course of business, (vii) solely with respect to joint ventures and similar arrangements otherwise permitted to be entered into by the terms of this Agreement, customary provisions in partnership agreements, limited liability company organizational governance documents, shareholders agreements, joint venture agreements, and other similar agreements entered into in the ordinary course of business in connection with such joint ventures and similar arrangements that restrict the disposition of ownership interests in or assets of such partnership, limited liability company, corporation, joint venture or similar Person and (viii) any restrictions contained in any Sale and Repurchase Agreement so long as such restrictions are qualified so as to permit exceptions thereto for the purpose of permitting payment of the Obligations under this Agreement and the other Loan Documents.
          8.16 Material Change in Business. Change its primary business from the oil and gas energy services business (including any business currently carried on by the Borrower, the Target or any Subsidiaries or referred to in the Confidential Information Memorandum) and other businesses that are reasonably related thereto or reasonable extensions thereof (other than, in each case, material exploration or production businesses).
          8.17 Amendments to Acquisition Documents and other Material Contracts. (a) Amend, supplement or otherwise modify (pursuant to a waiver or otherwise) the terms and conditions of the indemnities and licenses furnished to Holdings or any of its Subsidiaries pursuant to the Acquisition Documentation except for such amendments, supplements or modifications that are not materially adverse to the Lenders, (b) otherwise amend, supplement or otherwise modify the terms and conditions of the Acquisition Documentation except for any such amendment, supplement or modification that (i) is not materially adverse to the Lenders or (ii)(A) becomes effective after the Closing Date and (B) could not reasonably be expected to have a Material Adverse Effect, (c) amend, supplement or otherwise modify (pursuant to a waiver or otherwise) the terms and conditions of any Sale and Repurchase Agreement or any Material Contract (including but not limited to any amendment or waiver of the restriction on cash payments on required redemptions of Trust Units, any amendment of the subordination or payment provisions of any Redemption Notes or any amendment or waiver which alters the payment provisions under the Exchangeable LP Units) except for any such amendment, supplement or modification that is not materially adverse to the Lenders or (d) commence any action, institute any proceeding or make any application pursuant to the Trustee Act (Alberta) or any similar law of any other jurisdiction to alter or vary the terms of Holdings (as a trust) or the Trust Declaration except for any such modification that is not materially adverse to the Lenders or is in connection with a Permitted Reorganization or is otherwise permitted under Section 8.4.
          8.18 Redemption Notes. Enter into any trust indenture, note indenture or other agreement or instrument pursuant to which any Redemption Notes are or could be issued unless (a) the same are subordinated and postponed, in form and substance satisfactory to the Administrative Agent, acting reasonably, to the Obligations and (b) the terms and conditions of any such Redemption Notes and such instruments are in form and substance satisfactory to the Administrative Agent, acting reasonably.
SECTION 9. EVENTS OF DEFAULT
          If any of the following events shall occur and be continuing:
     (a) the Borrower shall fail to pay any principal of any Loan or Reimbursement Obligation when due in accordance with the terms hereof; or the Borrower shall fail to pay any interest on any Loan or Reimbursement Obligation, or any other amount payable hereunder or under any other Loan Document, within five days after any such interest or other amount becomes due in accordance with the terms hereof; or

     (b) any representation or warranty made or deemed made by any Loan Party herein or in any other Loan Document or that is contained in any certificate, document or financial or other statement furnished by it at any time under or in connection with this Agreement or any such other Loan Document shall prove to have been inaccurate in any material respect on or as of the date made or deemed made; or
     (c) any Loan Party shall default in the observance or performance of any agreement contained in clause (i) or (ii) of Section 7.4(a) (with respect to Holdings and the Borrower only), Section 7.7(a) or Section 8 of this Agreement or Sections 5.5 and 5.7(b) of the US Guarantee and Collateral Agreement or Sections 4.5 and 4.7(b) of the Canadian Collateral Agreement; or
     (d) any Loan Party shall default in the observance or performance of any other agreement contained in this Agreement or any other Loan Document (other than as provided in paragraphs (a) through (c) of this Section), and such default shall continue unremedied for a period of 30 days (or, in the case of Section 7.11, 60 days) after notice to the Borrower from the Administrative Agent or the Required Lenders; or
     (e) any Group Member shall (i) default in making any payment of any principal of any Indebtedness (including any Guarantee Obligation, but excluding the Loans) on the scheduled or original due date with respect thereto; or (ii) default in making any payment of any interest on any such Indebtedness beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness was created; or (iii) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or beneficiary of such Indebtedness (or a trustee or agent on behalf of such holder or beneficiary) to cause, with the lapse of time or the giving of notice if required, such Indebtedness to become due prior to its stated maturity or (in the case of any such Indebtedness constituting a Guarantee Obligation or which is payable on demand) to become payable; provided, that a default, event or condition described in clause (i), (ii) or (iii) of this paragraph (e) shall not at any time constitute an Event of Default unless, at such time, one or more defaults, events or conditions of the type described in clauses (i), (ii) and (iii) of this paragraph (e) shall have occurred and be continuing with respect to Indebtedness the outstanding principal amount of which exceeds in the aggregate $25,000,000; or
     (f) (i) any Loan Party (other than Precision Drilling Trust) shall commence any case, proceeding or other action (A) under any Debtor Relief Laws seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets; or (ii) there shall be commenced against any Loan Party (other than Precision Drilling Trust) any case, proceeding or other action of a nature referred to in clause (i) above that (A) results in the entry of an order for relief or any such adjudication or appointment that, solely in the case of any such appointment, remains undismissed or unstayed for a period of 10 days or (B) remains undismissed or undischarged for a period of 60 days; or (iii) there shall be commenced against any Loan Party (other than Precision Drilling Trust) any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets that results in the entry of an order for any such relief that shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (iv) any Loan Party (other than Precision Drilling Trust) shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above; or (v) any Loan Party (other than Precision Drilling Trust) shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; or (vi) or any Loan Party (other than Precision Drilling Trust) shall make a general assignment for the benefit of its creditors; or (vii) any Insolvency of Holdings shall occur or Holdings shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts specified in the definition thereof; or
     (g) (i) an ERISA Event shall have occurred or (ii) any Loan Party or any of their respective ERISA Affiliates shall have been notified by the sponsor of a Multiemployer Plan that it has incurred or will be assessed Withdrawal Liability to such Multiemployer Plan and such entity does not have reasonable grounds for contesting such Withdrawal Liability or is not contesting such Withdrawal Liability in a timely and appropriate manner; and in each case in clauses (i) and (ii) above, such event or condition, together with all other such events or conditions, if any, would reasonably be expected to result in a Material Adverse Effect; or
     (h) one or more judgments or decrees shall be entered against any Loan Party involving in the aggregate a liability (not paid or fully covered by insurance as to which the relevant insurance company has acknowledged coverage) of $25,000,000 or more, and all such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof; or
     (i) any of the Security Documents shall cease, for any reason, to be in full force and effect in all material respects, or any Loan Party shall so assert, or any Lien created by any of the Security Documents shall cease to be enforceable in all material respects and of the same effect and priority purported to be created thereby (other than pursuant to transactions permitted under Section 8.4 or 8.5) and, solely in the case of any such event relating to Collateral with a fair market value of less than $2,500,000, such event shall continue unremedied for a period of 30 days; or
     (j) the guarantee contained in Section 2 of the US Guarantee and Collateral Agreement or the corresponding guarantee section of any other Security Document shall cease, for any reason, to be in full force and effect in all material respects or any Loan Party party thereto shall so assert; or
     (k) a Change of Control shall occur; or
     (l) prior to a Permitted Reorganization and except to the extent necessary in connection with a Permitted Reorganization, Holdings shall (i) conduct, transact or otherwise engage in, or commit to conduct, transact or otherwise engage in, any material business or operations other than those incidental to its ownership of the Capital Stock of its Subsidiaries and necessary or advisable in connection with the performance of its obligations under the Trust Declaration and the other Material Contracts to which it is party, (ii) incur, create, assume or suffer to exist any Indebtedness or other material liabilities or financial obligations, except (w) the Indebtedness in respect of the Convertible Debentures, Redemption Notes, the Bridge Loans, the Senior Notes and other Indebtedness otherwise permitted to be incurred by it hereunder, (x) nonconsensual obligations imposed by operation of law, (y) obligations pursuant to the Loan Documents to which it is a party and (z) obligations with respect to its Trust Units, or (iii) own, lease, manage or otherwise operate any properties or assets (including cash (other than cash received in connection with distributions or other payments made by its Subsidiaries in accordance with Section 8.6 pending application in the manner contemplated by said Section) and cash equivalents) other than the ownership of shares of Capital Stock of its Subsidiaries; or
     (m) any subordinated Indebtedness or the guarantees thereof shall cease, for any reason, to be validly subordinated to the Obligations or the obligations of the Subsidiary Guarantors under the US Guarantee and Collateral Agreement, the Canadian Collateral Agreement and any other applicable Security Document, as the case may be, or any Loan Party, the trustee in respect of any subordinated Indebtedness or the holders of at least 25% in aggregate principal amount of any such subordinated Indebtedness shall so assert;
then, and in any such event, (A) if such event is an Event of Default specified in clause (i) or (ii) of paragraph (f) above with respect to the Borrower, automatically the Commitments shall immediately terminate and the Loans (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents (including all amounts of L/C Obligations, whether or not the beneficiaries of the then outstanding Letters of Credit shall have presented the documents required thereunder) shall immediately become due and payable, and (B) if such event is any other Event of Default, either or both of the following actions may be taken: (i) with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Borrower declare the Revolving Commitments to be terminated forthwith, whereupon the Revolving Commitments shall immediately terminate; and (ii) with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Borrower, declare the Loans (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents (including all amounts of L/C Obligations, whether or not the beneficiaries of the then outstanding Letters of Credit shall have presented the documents required thereunder) to be due and payable forthwith, whereupon the same shall immediately become due and payable. With respect to all Letters of Credit with respect to which presentment for honor shall not have occurred at the time of an acceleration pursuant to this paragraph, the Borrower shall at such time deposit in a cash collateral account opened by the Administrative Agent an amount equal to the aggregate then undrawn and unexpired amount of such Letters of Credit. Amounts held in such cash collateral account shall be applied by the Administrative Agent to the payment of drafts drawn under such Letters of Credit, and the unused portion thereof after all such Letters of Credit shall have expired or been fully drawn upon, if any, shall be applied to repay other obligations of the Borrower hereunder and under the other Loan Documents. After all such Letters of Credit shall have expired or been fully drawn upon, all Reimbursement Obligations shall have been satisfied and all other obligations of the Borrower hereunder and under the other Loan Documents shall have been paid in full, the balance, if any, in such cash collateral account shall be returned to the Borrower (or such other Person as may be lawfully entitled thereto). Except as expressly provided above in this Section 9, presentment, demand, protest and all other notices of any kind are hereby expressly waived by the Borrower.
SECTION 10. THE AGENTS
          10.1 Appointment. Each Lender hereby irrevocably designates and appoints the Administrative Agent as the agent of such Lender under this Agreement and the other Loan Documents, and each such Lender irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent.
          10.2 Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement and the other Loan Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.
          10.3 Exculpatory Provisions. Neither any Agent nor any of their respective officers, directors, employees, agents, advisors, attorneys-in-fact or affiliates shall be (i) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Loan Document (except to the extent that any of the foregoing are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from its or such Person’s own gross negligence or willful misconduct) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Agents under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or for any failure of any Loan Party a party thereto to perform its obligations hereunder or thereunder. The Agents shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party.
          10.4 Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any instrument, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy or email message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including counsel to Holdings or the Borrower), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders (or, if so specified by this Agreement, the Required Amendment Lenders, the relevant Majority Facility Lenders or all Lenders, as the case may be) as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Loan Documents in accordance with a request of the Required Lenders (or, if so specified by this Agreement, the Required Amendment Lenders, the relevant Majority Facility Lenders or all Lenders, as the case may be), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans.
          10.5 Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default unless the Administrative Agent has received written notice from a Lender, Holdings or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default”. In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give notice thereof to the Lenders and, unless such notice shall have been received from the Borrower or Holdings, to the Borrower and Holdings; provided, that failure to give any such notice to the Borrower or Holdings shall not affect the validity or existence of such Default or Event of Default. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders (or, if so specified by this Agreement, the Required Amendment Lenders, the relevant Majority Facility Lenders or all Lenders, as the case may be); provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.
          10.6 Non-Reliance on Agents and Other Lenders. Each Lender expressly acknowledges that neither the Agents nor any of their respective officers, directors, employees, agents, advisors, attorneys-in-fact or affiliates have made any representations or warranties to it and that no act by any Agent hereafter taken, including any review of the affairs of a Loan Party or any affiliate of a Loan Party, shall be deemed to constitute any representation or warranty by any Agent to any Lender. Each Lender represents to the Agents that it has, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates and made its own decision to make its Loans hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of any Loan Party or any affiliate of a Loan Party that may come into the possession of the Administrative Agent or any of its officers, directors, employees, agents, advisors, attorneys-in-fact or affiliates.
          10.7 Indemnification. The Lenders agree to indemnify each Agent and its officers, directors, employees, affiliates, agents, advisors and controlling persons (each, an “Agent Indemnitee”) (to the extent not reimbursed by Holdings or the Borrower and without limiting the obligation of Holdings or the Borrower to do so), ratably according to their respective Aggregate Exposure Percentages in effect on the date on which indemnification is sought under this Section 10.7 (or, if indemnification is sought after the date upon which the Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with such Aggregate Exposure Percentages immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Loans) be imposed on, incurred by or asserted against such Agent Indemnitee in any way relating to or arising out of, the Commitments, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by such Agent Indemnitee under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from such Agent Indemnitee’s gross negligence or willful misconduct. Notwithstanding any other provision of this Agreement or any other Loan Document, no Agent Indemnitee shall be liable for any special, indirect, consequential or punitive damages in connection with its activities related to this Agreement or any other Loan Document or any of the transactions in connection herewith or therewith. The agreements in this Section shall survive the payment of the Loans and all other amounts payable hereunder.
          10.8 Withholding Tax. To the extent required by any applicable law, the Administrative Agent may withhold from any interest payment to any Lender an amount equivalent to any applicable withholding tax. If the Internal Revenue Service or any authority of the United States or other jurisdiction asserts a claim that the Administrative Agent did not properly withhold tax from amounts paid to or for the account of any Lender (because the appropriate form was not delivered, was not properly executed, or because such Lender failed to notify the Administrative Agent of a change in circumstances that rendered the exemption from, or reduction of, withholding tax ineffective, or for any other reason), such Lender shall indemnify the Administrative Agent (to the extent that the Administrative Agent has not already been reimbursed by the Borrower and without limiting the obligation of the Borrower to do so) fully for all amounts paid, directly or indirectly, by the Administrative Agent as tax or otherwise, including penalties and interest, together with all expenses incurred, including legal expenses, allocated staff costs and any out of pocket expenses.
          10.9 Agent in Its Individual Capacity. Each Agent and its affiliates may make loans to, accept deposits from and generally engage in any kind of business with any Loan Party as though such Agent were not an Agent. With respect to its Loans made or renewed by it and with respect to any Letter of Credit issued or participated in by it, each Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any Lender and may exercise the same as though it were not an Agent, and the terms “Lender” and “Lenders” shall include each Agent in its individual capacity.
          10.10 Successor Administrative Agent. The Administrative Agent may resign as Administrative Agent upon 10 days’ notice to the Lenders and the Borrower. If the Administrative Agent shall resign as Administrative Agent under this Agreement and the other Loan Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall (unless an Event of Default under Section 9(a) or Section 9(f) with respect to the Borrower shall have occurred and be continuing) be subject to approval by the Borrower (which approval shall not be unreasonably withheld or delayed), whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term “Administrative Agent” shall mean such successor agent effective upon such appointment and approval, and the former Administrative Agent’s rights, powers and duties as Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement or any holders of the Loans. If no successor agent has accepted appointment as Administrative Agent by the date that is 20 days following a retiring Administrative Agent’s notice of resignation, the retiring Administrative Agent’s resignation shall nevertheless thereupon become effective, and the Lenders shall assume and perform all of the duties of the Administrative Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above. After any retiring Administrative Agent’s resignation as Administrative Agent, the provisions of this Section 10 and of Section 11.5 shall continue to inure to its benefit.
          10.11 Québec. (a) For greater certainty, and without limiting the powers of the Administrative Agent or any other Person acting as an agent, attorney-in-fact or mandatary for the Administrative Agent under this Agreement or under any of the other Loan Documents, each Lender, hereby (a) irrevocably constitutes, to the extent necessary, the Administrative Agent as the holder of an irrevocable power of attorney (fondé de pouvoir within the meaning of Article 2692 of the Civil Code of Québec) for the purposes of holding any Liens, including hypothecs, granted or to be granted by any Loan Party on movable or immovable property pursuant to the laws of the Province of Québec to secure obligations of any Loan Party under any bond issued by any Loan Party; (b) appoints and agrees that the Administrative Agent, acting as agent for the Lenders, may act as the bondholder and mandatary with respect to any bond that may be issued and pledged from time to time for the benefit of the Lenders; and (c) ratifies and confirms all acts performed prior to the execution of this agreement by the Administrative Agent in such capacities.
          (b) The said constitution of the fondé de pouvoir (within the meaning of Article 2692 of the Civil Code of Québec) as the holder of such irrevocable power of attorney and of the Administrative Agent as bondholder and mandatary with respect to any bond that may be issued and pledged from time to time for the benefit of the Lenders shall be deemed to have been ratified and confirmed by any Assignee by the execution of an Assignment and Assumption.
          (c) Notwithstanding the provisions of Section 32 of An Act respecting the special powers of legal persons (Québec), the Administrative Agent may purchase, acquire and be the holder of any bond issued by any Loan Party. Each Loan Party hereby acknowledges that any such bond shall constitute a title of indebtedness, as such term is used in Article 2692 of the Civil Code of Québec.
          (d) The Administrative Agent herein appointed as fondé de pouvoir shall have the same rights, powers and immunities as the Agents as stipulated in this Section 10, which shall apply mutatis mutandis. Without limitation, the provisions of Section 10.10 of this Agreement shall apply mutatis mutandis to the resignation and appointment of a successor to the Administrative Agent acting as fondé de pouvoir.
          10.12 Co-Documentation Agents and Syndication Agent. None of the Co-Documentation Agents or the Syndication Agent shall have any duties or responsibilities hereunder in its capacity as such.
SECTION 11. MISCELLANEOUS
          11.1 Amendments and Waivers. Neither this Agreement, any other Loan Document, nor any terms hereof or thereof may be amended, supplemented or modified except in accordance with the provisions of this Section 11.1 (except the Fee Letter or any amendment or supplement thereto, which may only be amended, supplemented or otherwise modified in accordance with the provisions thereof; and the provisions of this Section 11.1 shall not apply with respect to the Fee Letter or any amendment or supplement thereto) or as otherwise expressly permitted hereunder in connection with a Permitted Reorganization. The Required Amendment Lenders and each Loan Party party to the relevant Loan Document may, or, with the written consent of the Required Amendment Lenders, the Administrative Agent and each Loan Party party to the relevant Loan Document may, from time to time, (a) enter into written amendments, supplements or modifications hereto and to the other Loan Documents for the purpose of adding any provisions to this Agreement or the other Loan Documents or changing in any manner the rights of the Lenders or of the Loan Parties hereunder or thereunder or (b) waive, on such terms and conditions as the Required Amendment Lenders or the Administrative Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Loan Documents or any Default or Event of Default and its consequences; provided, however, that no such waiver and no such amendment, supplement or modification shall (i) forgive the principal amount or extend the final scheduled date of maturity of any Loan, extend the scheduled date of any amortization payment in respect of any Term Loan, reduce the stated rate of any interest or fee payable hereunder (except (x) in connection with the waiver of applicability of any post-default increase in interest rates (which waiver shall be effective with the consent of the Majority Facility Lenders of each adversely affected Facility) and (y) that any amendment or modification of defined terms used in the financial covenants in this Agreement shall not constitute a reduction in the rate of interest or fees for purposes of this clause (i)) or extend the scheduled date of any payment thereof, or increase the amount or extend the expiration date of any Lender’s Revolving Commitment, in each case without the written consent of each

Lender directly affected thereby; (ii) eliminate or reduce the voting rights of any Lender under this Section 11.1 without the written consent of such Lender; (iii) reduce any percentage specified in the definition of Required Lenders or Required Amendment Lenders, consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement and the other Loan Documents (except in connection with a Permitted Reorganization) or, except as otherwise provided by Section 11.14, release all or substantially all of the Collateral or release all or substantially all of the Subsidiary Guarantors from their obligations under the US Guarantee and Collateral Agreement or the Canadian Collateral Agreement, in each case without the written consent of all Lenders; (iv) amend, modify or waive any provision of Section 2.19 without the written consent of the Majority Facility Lenders in respect of each Facility adversely affected thereby; (v) reduce the percentage specified in the definition of Majority Facility Lenders with respect to any Facility without the written consent of all Lenders under such Facility; (vi) amend, modify or waive any provision of Section 10 or any other provision of any Loan Document that affects the Administrative Agent without the written consent of the Administrative Agent; (vii) amend, modify or waive any provision of Section 2.8 or 2.9 without the written consent of the Swingline Lender; (viii) amend, modify or waive any provision of Section 3 without the written consent of each North American Issuing Lender; or (ix) amend, modify or waive any provision of Section 4 without the written consent of each Canadian Issuing Lender; provided, further, that notwithstanding anything to the contrary in this Section 11.1, the Administrative Agent and each Loan Party party hereto may enter into written amendments, supplements or modifications hereto for the purpose of increasing the stated rate of any interest or fees payable hereunder (including through the use of original issue discount) or implementing any other change permitted to be made to the terms of any Loan Document pursuant to the Fee Letter. Any such waiver and any such amendment, supplement or modification shall apply equally to each of the Lenders and shall be binding upon the Loan Parties, the Lenders, the Administrative Agent and all future holders of the Loans. In the case of any waiver, the Loan Parties, the Lenders and the Administrative Agent shall be restored to their former position and rights hereunder and under the other Loan Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default, or impair any right consequent thereon.
          11.2 Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered, or, in the case of telecopy notice, when received, addressed as follows in the case of Holdings, the Borrower and the Administrative Agent, and as set forth in an administrative questionnaire delivered to the Administrative Agent in the case of the Lenders, or to such other address as may be hereafter notified by the respective parties hereto:

Holdings:	Precision Drilling Trust
150 6th Avenue SW
Suite 4200
Calgary, AB T2P 3Y7
Canada
Attention: Chief Financial Officer (with a copy to General Counsel)
Telecopy: (403) 264-0251
Telephone: (403) 716-4500

Borrower:	Precision Drilling Corporation
150 6th Avenue SW
Suite 4200
Calgary, AB T2P 3Y7
Canada
Attention: Chief Financial Officer (with a copy to General Counsel)
Telecopy: (403) 264-0251
Telephone: (403) 716-4500

Administrative Agent:	Royal Bank of Canada
Agency Services Group
Royal Bank Plaza
P.O. Box 50, 200 Bay Street
12th Floor, South Tower
Toronto, Ontario M5J 2W7
Attention: Manager
Telecopy: (416) 842-4023
Telephone: (416) 842-3913
provided that any notice, request or demand to or upon the Administrative Agent or the Lenders shall not be effective until received.
          Notices and other communications from the Administrative Agent to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to service of process or to notices pursuant to Section 2 unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.
          11.3 No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder or under the other Loan Documents shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.
          11.4 Survival of Representations and Warranties. All representations and warranties made hereunder, in the other Loan Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of the Loans and other extensions of credit hereunder.
          11.5 Payment of Expenses and Taxes. The Borrower agrees (a) to pay or reimburse the Administrative Agent for all its reasonable out-of-pocket costs and expenses incurred in connection with the development, preparation and execution of, and any amendment, supplement or modification to, this Agreement and the other Loan Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, including the reasonable fees and disbursements of one US counsel, one Canadian counsel and one local counsel in each relevant jurisdiction to the Administrative Agent and filing and recording fees and expenses, with statements with respect to the foregoing to be submitted to the Borrower prior to the Closing Date (in the case of amounts to be paid on the Closing Date) and from time to time thereafter on a quarterly basis or such other periodic basis as the Administrative Agent shall deem appropriate, (b) to pay or reimburse each Lender and the Administrative Agent for all its out-of-pocket costs and expenses incurred in connection with the enforcement, preservation of any rights under, or the restructuring or workout of, this Agreement, the other Loan Documents and any such other documents, including the fees and disbursements of counsel to each Lender and of counsel to the Administrative Agent, (c) to pay, indemnify, and hold each Lender and the Administrative Agent harmless from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying, stamp, excise and other taxes, if any, that may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Agreement, the other Loan Documents and any such other documents, and (d) to pay, indemnify, and hold each Lender and the Administrative Agent and their respective officers, directors, employees, affiliates, agents, advisors and controlling persons (each, an “Indemnitee”) harmless from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of this Agreement, the other Loan Documents and any such other documents, including any of the foregoing relating to the use of proceeds of the Loans or arising out of, or in respect of (i) any actual, alleged or threatened Release in respect of any Properties, whether now owned or hereafter acquired; (ii) any remedial action required to be taken under any Environmental Laws by an Indemnitee in respect of any Release or in respect of the environmental condition of any of the Properties; (iii) any non-compliance by any Group Member or any predecessor in title to any Group Member under any Environmental Laws, in respect of actions of any Governmental Authority under any Environmental Laws or in respect of the environmental condition of any of the Properties; or (iv) any Environmental Liability arising directly or indirectly from the provision by any Lender of credit to any Group Member, making any Loan, or entering into any transaction as a result of which a contingent Environmental Liability may arise, taking or being granted any Lien or any realization of, against or upon any Group Member or any of the Properties and the reasonable fees and expenses of legal counsel in connection with claims, actions or proceedings by any Indemnitee against any Loan Party under any Loan Document (all the foregoing in this clause (d), collectively, the “Indemnified Liabilities”), provided, that the Borrower shall have no obligation hereunder to any Indemnitee with respect to Indemnified Liabilities to the extent such Indemnified Liabilities are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnitee or from a Release of Materials of Environmental Concern at, on, under or from a Property that is unrelated to any Group Member and that occurs entirely following an Indemnitee’s taking possession of such Property by foreclosure, deed in lieu of foreclosure or similar transfer, other than any such Release concerning Materials of Environmental Concern that existed at such Property prior to such Indemnitee’s possession thereof. Notwithstanding any other provision of this Agreement or any other Loan Document, no Indemnitee shall be liable for any special, indirect, consequential or punitive damages in connection with its activities related to this Agreement or any other Loan Document or any of the transactions in connection herewith or therewith. Without limiting the foregoing, and to the extent permitted by applicable law, each of Holdings and the Borrower agrees not to assert and to cause its Subsidiaries not to assert, and hereby waives and agrees to cause its Subsidiaries to waive, all rights for contribution or any other rights of recovery with respect to all claims, demands, penalties, fines, liabilities, settlements, damages, costs and expenses of whatever kind or nature, under or related to Environmental Laws, that any of them might have by statute or otherwise against any Indemnitee except in the case of gross negligence or willful misconduct of such Indemnitees. All amounts due under this Section 11.5 shall be payable not later than 10 days after written demand therefor. The agreements in this Section 11.5 shall survive repayment of the Loans and all other amounts payable hereunder.

          11.6 Successors and Assigns; Participations and Assignments. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any affiliate of an Issuing Lender that issues any Letter of Credit), except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section; provided, that, notwithstanding the foregoing and any other provision of this Agreement to the contrary, the Borrower may assign its rights and obligations hereunder without the consent of the Lenders to (A) the New Borrower resulting from a Permitted Reorganization or (B) an Additional Borrower designated pursuant to Section 2.26, in each case so long as such New Borrower assumes all obligations of the Borrower under this Agreement and any other applicable Loan Documents pursuant to documentation reasonably acceptable to the Administrative Agent (which documentation shall provide that the original Borrower is released to the extent such New Borrower has assumed its obligations) and complies with all other obligations under this Agreement in respect thereof.
          (b) (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees, which may not be the Borrower, Holdings or any Subsidiary or affiliate of the Borrower or Holdings (each, an “Assignee”) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans and Letter of Credit participations at the time owing to it) with the prior written consent of:
          (A) the Borrower (such consent not to be unreasonably withheld or delayed), provided that no consent of the Borrower shall be required for an assignment to a Lender that is not a Defaulting Lender, an affiliate of a Lender that is not a Defaulting Lender, an Approved Fund (as defined below) or, if an Event of Default has occurred and is continuing, any other Person;
          (B) the Administrative Agent, provided that no consent of the Administrative Agent shall be required for an assignment of all or any portion of a Term Loan to a Lender, an affiliate of a Lender or an Approved Fund;
          (C) each Canadian Issuing Lender, provided that no consent of a Canadian Issuing Lender shall be required for an assignment of all or any portion of a Term Loan or North American Revolving Commitment; and
          (D) each North American Issuing Lender, provided that no consent of a North American Issuing Lender shall be required for an assignment of all or any portion of a Term Loan or Canadian Revolving Commitment.
     (ii) Assignments shall be subject to the following additional conditions:
          (A) except in the case of an assignment to a Lender, an affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitments or Loans under any Facility, the amount of the Commitments or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 (or, in the case of the Tranche A-1 Term Facility, Tranche A-2 Term Facility, Tranche B-1 Term Facility or Tranche B-2 Term Facility, $1,000,000) unless each of the Borrower and the Administrative Agent otherwise consent, provided that (1) no such consent of the Borrower shall be required if an Event of Default has occurred and is continuing and (2) such amounts shall be aggregated in respect of each Lender and its affiliates or Approved Funds, if any;
          (B) (1) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500 and (2) the assigning Lender shall have paid in full any amounts owing by it to the Administrative Agent; and
          (C) the Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an administrative questionnaire in which the Assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Borrower and its Affiliates and their related parties or their respective securities) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including Federal and state securities laws.
          For the purposes of this Section 11.6, “Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an affiliate of a Lender or (c) an entity or an affiliate of an entity that administers or manages a Lender.
          (iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) below, from and after the effective date specified in each Assignment and Assumption the Assignee thereunder shall be a party hereto as a Lender with respect to the interest assigned and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement in addition to any rights theretofore held by it as a Lender, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.6(c), 2.20, 2.21, 2.22 and 11.5). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 11.6 shall not be effective as an assignment hereunder.
          (iv) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount of the Loans and L/C Obligations owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent, each Issuing Lender and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.
          (v) Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an Assignee, the Assignee’s completed administrative questionnaire (unless the Assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

               (c) (i) Any Lender may, without the consent of the Borrower or the Administrative Agent, sell participations to one or more banks or other entities, which may not be the Borrower, Holdings or any Subsidiary or affiliate of the Borrower or Holdings (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrower, the Administrative Agent, each Issuing Lender and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that (1) requires the consent of each Lender directly affected thereby pursuant to the proviso to the second sentence of Section 11.1 and (2) directly affects such Participant. Subject to paragraph (c)(ii) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.6(c), 2.20, 2.21 and 2.22 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 11.7(b) as though it were a Lender, provided such Participant shall be subject to Section 11.7(a) as though it were a Lender.
        (ii) A Participant shall not be entitled to receive any greater payment under Section 2.20, 2.21 or 2.22 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent. Any Participant that is a Non-U.S. Lender shall not be entitled to the benefits of Section 2.21 unless such Participant complies with Section 2.21(d).
               (d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement and its Notes, if any, to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or Assignee for such Lender as a party hereto.
               (e) The Borrower, upon receipt of written notice from the relevant Lender, agrees to issue Notes to any Lender requiring Notes to facilitate transactions of the type described in paragraph (d) above.
               (f) Notwithstanding the foregoing, any Conduit Lender may assign any or all of the Loans it may have funded hereunder to its designating Lender without the consent of the Borrower or the Administrative Agent and without regard to the limitations set forth in Section 11.6(b). Each of Holdings, the Borrower, each Lender and the Administrative Agent hereby confirms that it will not institute against a Conduit Lender or join any other Person in instituting against a Conduit Lender any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding under any state bankruptcy or similar law, for one year and one day after the payment in full of the latest maturing commercial paper note issued by such Conduit Lender; provided, however, that each Lender designating any Conduit Lender hereby agrees to indemnify, save and hold harmless each other party hereto for any loss, cost, damage or expense arising out of its inability to institute such a proceeding against such Conduit Lender during such period of forbearance.
               11.7 Adjustments; Set-off. (a) Except to the extent that this Agreement, any other Loan Document or a court order expressly provides for payments to be allocated to a particular Lender or to the Lenders under a particular Facility, if any Lender (a “Benefitted Lender”) shall receive any payment of all or part of the Obligations owing to it (other than in connection with an assignment made pursuant to Section 11.6), or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 9(f), or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of the Obligations owing to such other Lender, such Benefitted Lender shall purchase for cash from the other Lenders a participating interest in such portion of the Obligations owing to each such other Lender, or shall provide such other Lenders with the benefits of any such collateral, as shall be necessary to cause such Benefitted Lender to share the excess payment or benefits of such collateral ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefitted Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest.
          (b) In addition to any rights and remedies of the Lenders provided by law, each Lender shall have the right, if an Event of Default has occurred and is continuing, without notice to the Borrower, any such notice being expressly waived by the Borrower to the extent permitted by applicable law, upon any Obligations becoming due and payable by the Borrower (whether at the stated maturity, by acceleration or otherwise), to apply to the payment of such Obligations, by setoff or otherwise, any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender, any affiliate thereof or any of their respective branches or agencies to or for the credit or the account of the Borrower. Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such application made by such Lender, provided that the failure to give such notice shall not affect the validity of such application.
          (c) The Swingline Lender shall, in its capacity as the lender party to the Centralized Banking Agreement, be entitled to exercise its rights of set-off thereunder from time to time and at any time, both before and after an Event of Default or the Loans becoming due hereunder. At any time an Event of Default has occurred and is continuing, the Swingline Lender agrees to notify the Borrower and the Administrative Agent after any such set-off made by the Swingline Lender, provided that the failure to give such notice shall not affect the validity of such application.
          11.8 Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email transmission of a PDF copy thereof or facsimile transmission shall be effective as delivery of a manually executed counterpart hereof for purposes of Section 6.1(a) and the occurrence of the Closing Date; provided, however, that original manually signed counterparts and originals of all documents hereunder shall be promptly delivered thereafter. A set of originals of this Agreement signed by all the parties shall be lodged with the Borrower and the Administrative Agent.
          11.9 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
          11.10 Integration. This Agreement and the other Loan Documents represent the entire agreement of Holdings, the Borrower, the Administrative Agent and the Lenders with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Administrative Agent or any Lender relative to the subject matter hereof not expressly set forth or referred to herein or in the other Loan Documents.
          11.11 GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.
          11.12 Submission To Jurisdiction; Waivers. Each party hereby irrevocably and unconditionally:
     (a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Loan Documents (other than Loan Documents governed by the Laws of Canada or a province thereof) to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the courts of the State of New York, the courts of the United States for the Southern District of New York, and appellate courts from any thereof;
     (b) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;
     (c) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to Holdings or the Borrower, as the case may be at its address set forth in Section 11.2 or at such other address of which the Administrative Agent shall have been notified pursuant thereto;
     (d) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and
     (e) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any special, exemplary, punitive or consequential damages.
          11.13 Acknowledgements. Each of Holdings and the Borrower hereby acknowledges that:
     (a) it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Loan Documents;
     (b) neither the Administrative Agent nor any Lender has any fiduciary relationship with or duty to Holdings or the Borrower arising out of or in connection with this Agreement or any of the other Loan Documents, and the relationship between Administrative Agent and Lenders, on one hand, and Holdings and the Borrower, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and
     (c) no joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby among the Lenders or among Holdings, the Borrower and the Lenders.

          11.14 Releases of Guarantees and Liens. (a) Notwithstanding anything to the contrary contained herein or in any other Loan Document, the Administrative Agent is hereby irrevocably authorized by each Lender (without requirement of notice to or consent of any Lender except as expressly required by Section 11.1) to take any action requested by the Borrower having the effect of releasing any Collateral or guarantee obligations (i) to the extent necessary to permit consummation of any transaction not prohibited by any Loan Document (including, without limitation, any release of Collateral in connection with a transfer of assets or Capital Stock permitted by Sections 8.4 and 8.5) or that has been consented to in accordance with Section 11.1, including any transfer of assets or Capital Stock as part of a Permitted Reorganization provided the requirements thereof have been satisfied or the release of any guarantee obligations of any Person that will be wound up or cease to exist in connection with such Permitted Reorganization or (ii) under the circumstances described in paragraph (b) or (c) below.
          (b) The Collateral shall be released from the Liens created by the Security Documents at the Borrower’s request upon the satisfaction of the following conditions: (i) the Borrower shall have received and at that time shall maintain corporate family ratings of at least BBB- (with a stable outlook or better) from S&P and at least Baa3 (with a stable outlook or better) from Moody’s and (ii) the Tranche B Term Loans shall have been repaid in full (the date of such release, the “Release Date”). If, following the Release Date, the Borrower’s corporate family ratings shall cease to be at least BBB- (with a stable outlook or better) by S&P and at least Baa3 (with a stable outlook or better) by Moody’s, the Loan Parties shall promptly, and in any event within 60 days, enter into documentation reasonably requested by the Administrative Agent so as to cause the Obligations to be secured on the same basis as the Obligations were secured prior to the Release Date.
          (c) At such time as the Loans, the Reimbursement Obligations and the other obligations under the Loan Documents (other than obligations under or in respect of Specified Swap Agreements or Specified Cash Management Agreements) shall have been paid in full, the Commitments have been terminated and no Letters of Credit shall be outstanding, the Collateral shall be released from the Liens created by the Security Documents, and the Security Documents and all obligations (other than those expressly stated to survive such termination) of the Administrative Agent and each Loan Party under the Security Documents shall terminate, all without delivery of any instrument or performance of any act by any Person.
          11.15 Confidentiality. Each of the Administrative Agent and each Lender agrees to keep confidential all non-public information provided to it by any Loan Party, the Administrative Agent or any Lender pursuant to or in connection with this Agreement that is designated by the provider thereof as confidential; provided that nothing herein shall prevent the Administrative Agent or any Lender from disclosing any such information (a) to the Administrative Agent, any other Lender or any affiliate thereof, (b) subject to an agreement to comply with the provisions of this Section, to any actual or prospective Transferee or any direct or indirect counterparty to any Swap Agreement (or any professional advisor to such counterparty), (c) to its employees, directors, agents, attorneys, accountants and other professional advisors or those of any of its affiliates, (d) upon the request or demand of any Governmental Authority, (e) in response to any order of any court or other Governmental Authority or as may otherwise be required pursuant to any Requirement of Law, (f) if required to do so in connection with any litigation or similar proceeding, (g) that has been publicly disclosed, (h) to the National Association of Insurance Commissioners or any similar organization or any nationally recognized rating agency that requires access to information about a Lender’s investment portfolio in connection with ratings issued with respect to such Lender, or (i) in connection with the exercise of any remedy hereunder or under any other Loan Document, or (j) if agreed by the Borrower in its sole discretion, to any other Person.
          Each Lender acknowledges that information furnished to it pursuant to this Agreement or the other Loan Documents may include material non-public information concerning the Borrower and its

Affiliates and their related parties or their respective securities, and confirms that it has developed compliance procedures regarding the use of material non-public information and that it will handle such material non-public information in accordance with those procedures and applicable law, including Federal, provincial and state securities laws.
          All information, including requests for waivers and amendments, furnished by the Borrower or the Administrative Agent pursuant to, or in the course of administering, this Agreement or the other Loan Documents will be syndicate-level information, which may contain material non-public information about the Borrower and its Affiliates and their related parties or their respective securities. Accordingly, each Lender represents to the Borrower and the Administrative Agent that it has identified in its administrative questionnaire a credit contact who may receive information that may contain material non-public information in accordance with its compliance procedures and applicable law, including Federal, provincial and state securities laws.
          11.16 WAIVERS OF JURY TRIAL. HOLDINGS, THE BORROWER, THE ADMINISTRATIVE AGENT AND THE LENDERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.
          11.17 USA PATRIOT Act. Each Lender hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “PATRIOT Act”), it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the PATRIOT Act. The Borrower agrees to provide such information to each Lender on request.
          11.18 Judgment Currency. If for the purpose of obtaining judgment in any court it is necessary to convert any amount owing or payable to the Administrative Agent or the Lenders under this Agreement from the currency in which it is due (the “Agreed Currency”) into a particular currency (the “Judgment Currency”), the rate of exchange applied in that conversion shall be that at which the Administrative Agent, in accordance with its normal procedures, could purchase the Agreed Currency with the Judgment Currency at or about noon on the Business Day immediately preceding the date on which judgment is given. The obligation of the Borrower in respect of any amount owing or payable under this Agreement to the Administrative Agent or the Lenders in the Agreed Currency shall, notwithstanding any judgment and payment in the Judgment Currency, be satisfied only to the extent that the Administrative Agent, in accordance with its normal procedures, could purchase the Agreed Currency with the amount of the Judgment Currency so paid at or about noon on the next Business Day following that payment; and if the amount of the Agreed Currency which the Administrative Agent could so purchase is less than the amount originally due in the Agreed Currency, the Borrower shall, as a separate obligation and notwithstanding the judgment or payment, indemnify the Administrative Agent and the Lenders against any loss.
          11.19 Permitted Reorganization. The parties acknowledge that the business structure of Holdings may be converted from an income trust pursuant to a Permitted Reorganization entered into and completed in accordance with the requirements of the definition of “Permitted Reorganization” in Section 1.1 and that, notwithstanding any other provision hereof (other than such definition), Holdings and/or the Borrower and/or their respective direct or indirect Subsidiaries, as the case may be, may at any time enter into and complete such a Permitted Reorganization. It is further acknowledged that:

          (a) any and all steps taken, actions made and proceedings instituted in connection with entering into and timely completing such Permitted Reorganization shall be conclusively deemed not to contravene or breach any of the covenants or other provisions contained herein and shall be conclusively deemed not to constitute a Default or Event of Default hereunder so long as such steps, actions and proceedings are taken, made or instituted in compliance with the definition of “Permitted Reorganization”, with such deviations therefrom reasonably acceptable to the Administrative Agent that are not in the reasonable judgment of the Administrative Agent materially detrimental to the interests of the Lenders; and
          (b) following the completion of such Permitted Reorganization in the manner prescribed above, all representations and warranties herein, all conditions to extensions of credit hereunder and all other provisions hereof shall be construed and interpreted in a manner which gives full force and effect to such Permitted Reorganization having been entered into and completed as a permitted transaction or permitted transactions hereunder to the extent entered into and completed in the manner prescribed above.
The Parent, the New Borrower (if applicable), the other entities resulting from the Permitted Reorganization and the Administrative Agent on behalf of the Lenders, each acting reasonably, shall enter into such amendments and other documents as may be required to give effect to the terms of this Agreement with respect to a Permitted Reorganization and any consequential amendments required to preserve the substance of the terms of this Agreement and the other Loan Documents.
          11.20 Reallocation. Notwithstanding anything to the contrary herein or in the other Loan Documents, up to $100,000,000 of any increase in the Tranche B Term Loans (and corresponding reduction in Tranche A Term Loans) made by the Lenders party to the Fee Letter (or their affiliates) (collectively, the “Underwriters”) on or prior to the date that is 120 days following the Closing Date as a result of the exercise of their reallocation rights under the Fee Letter, shall be applied to the Tranche A Term Loans of the Underwriters only, to the extent that the Tranche A Term Loans held by the Underwriters immediately prior to any such application exceed $150,000,000. Any such application shall be made ratably to the Tranche A Term Loans held by the Underwriters based on the then outstanding principal amounts thereof immediately prior to any such application.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers or representatives as of the day and year first above written.

PRECISION DRILLING TRUST, by its Administrator, PRECISION DRILLING CORPORATION
By:	“Signed by Authorized Signatory”
Name:
Title:

PRECISION DRILLING CORPORATION
By:	“Signed by Authorized Signatory”
Name:
Title:

ROYAL BANK OF CANADA, as Administrative Agent
By:	“Signed by Authorized Signatory”
Name:
Title:

ROYAL BANK OF CANADA, as a Lender
By:	“Signed by Authorized Signatory”
Name:
Title:

By:	“Signed by Authorized Signatory”
Name:
Title:

DEUTSCHE BANK SECURITIES INC., as Syndication Agent
By:	“Signed by Authorized Signatory”
Name:
Title:

By:	“Signed by Authorized Signatory”
Name:
Title: